O’Melveny & Myers LLP	T: +1 972 360 1900	File Number: 0633831-00003
2801 North Harwood Street	F: +1 972 360 1901
Suite 1600	omm.com
Dallas, TX 75201-2692

November 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph Klinko

Jenifer Gallagher

Re:	Next Bridge Hydrocarbons, Inc. Form 10-K for the Fiscal Year ended December 31, 2023 Filed July 17, 2024 Response dated October 31, 2024 File No. 000-56648

Dear Mr. Klinko and Ms. Gallagher:

On behalf of Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Company”), set forth below are the Company’s responses to the letter dated October 31, 2024 setting forth the text of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on July 17, 2024 (the “Annual Report”). Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to them in the Annual Report.

This letter is being filed electronically via the EDGAR system today. Capitalized terms used but not otherwise defined in this letter have the meanings set forth in the Annual Report.

Form 10-K for the Fiscal Year ended December 31, 2023

Principal Accountant Fees and Services, page 58

1.

We note that you provided draft revisions in response to prior comment 7, having an incremental table to report fees paid to the current independent accountant for the audit of your 2023 financial statements and the re-audit of your 2022 financial statements. However, the information that you have provided in the table indicates the auditor was compensated for a re-audit of the 2022 successor period financial statements but not for the 2022 predecessor period financial statements.

Given that your current auditor has provided an opinion that appears to cover the entire 2022 fiscal year, please advise us of the scope of services that were provided by the current auditor relative to 2022, and the reasons no fees would pertain to the first eleven-and-a-half months, as indicated by your table. Please submit the engagement letter regarding the audit provided by your current auditor for our review.

Response: In response to the Staff’s comment, the Company respectfully advises that M&K CPAS, PLLC, was engaged to audit the consolidated balance sheet of the Company as of December 31, 2022 and the related consolidated statements of operations, stockholders’ equity, cash flows, and the related notes (collectively referred to as the “consolidated financial statements”) for the year then ended, including both the predecessor period and successor period. The Company proposes to revise the disclosures in Item 14 to be included in the amendment to the Annual Report as reflected on Schedule 1 attached to this letter. Attached as Annex A to this letter is a copy of the engagement letter between the Company and M&K CPAS, PLLC, dated April 18, 2024, for reference.

Austin ● Century City ● Dallas ● Houston ● Los Angeles ● Newport Beach ● New York ● San Francisco ● Silicon Valley ● Washington, DC

Beijing ● Brussels ● Hong Kong ● London ● Seoul ● Shanghai ● Singapore ● Tokyo

2.

We note that your response to prior comment 7 indicates you had reported only fees that were billed to you by the prior auditor during 2022 and 2023, and that the $330,000 in other fees paid to the prior auditor relate only to consents that were “previously delivered” for registration statements.

However, as the fees that you report pursuant to Item 14 should be those billed or expected to be billed for the audits of your financial statements for each of the two most recently completed fiscal years, including any reviews of financial statements for interim periods within those years, i.e. regardless of when they are billed or paid, please further revise the tabulations of fees associated with the 2022 and 2023 financial statements, as necessary to conform with these requirements.

You may refer to Q&A No. 3 in Section M of the Frequently Asked Questions issued by our Office of the Chief Accountant: Application of the Commission’s Rules on Auditor Independence, if you require further clarification. You may view this guidance at the following website address: https://www.sec.gov/about/divisionsoffices/office-chief-accountant/office-chief-accountantapplication-commissions.

Please confirm that your description of the other fees paid to the prior auditor fully conveys the nature and scope of services performed, or provide any additional details necessary to fully address our prior comment. Please submit the engagement letter covering the other audit work provided by the prior auditor for our review.

Response: In response to the Staff’s comment, the Company respectfully proposes to revise the disclosures in Item 14 to be included in the amendment to the Annual Report as reflected on Schedule 1 attached to this letter. Attached as Annex B to this letter is a copy of the engagement letter between the Company and BF Borgers, CPA, dated March 21, 2022, for reference.

3.

We understand from your response to prior comment 5 that you intend to revise your statement of cash flows for the six months ended June 30, 2024 to present cash proceeds from the sale of assets as an investing activity.

Please further revise your statements to label the column in which the revisions will be made as restated; and submit the disclosures revisions that you will provide to address this error correction to comply with FASB ASC 250-10-50-7.

Please also revise the captions for the header and the total line items of the investing activities section to reflect cash provided by investing activities.

Response: In response to the Staff’s comment, please refer to the proposed amendment to the Quarterly Report on Form 10-Q for the second quarter of 2024 on page 11 as reflected on Schedule 2 attached to this letter.

Note 1 – Nature of Business, page F-6

4.	We note that you retained through the restatement of your financial statements disclosure indicating that you accounted for the spin-off on December 15, 2022 at fair value, and assigned a value of $77.6 million to the oil and gas properties on that date based on this methodology, although within the restatement note beginning on page F-19, you indicate that just two weeks later, that value had become fully impaired.

Given that your shareholders had retained their economic interest in the oil and gas properties and associated operations in conjunction with the reverse merger involving Meta Materials Inc., via the Series A preferred stock that was issued to them just three days prior to completing the transaction, and considering that the spin-off appears to have simply returned those interests to the same shareholders, we do not see adequate rationale for the accounting reflected in your 2022 financial statements, where the activity of 2022 was divided into predecessor and successor operations, and the accounts were adjusted to assign fair value as if you had conducted an acquisition. We also note that your 2022 financial statement presentation reflects an approach that is contrary to the approach illustrated in the pro forma financial information that you provided in the Form S-1 that became effective on November 18, 2022.

Based on your characterization of the event as a spin-off and considering FASB ASC 845-10-30-10 and FASB ASC 505-60-25-2, it appears that you would need to further revise your 2022 financial statements to comply with these standards, which generally require that a distribution of nonmonetary assets to owners of an entity be based on the recorded amount, using carryover basis after reduction for any indicated impairment of value. This guidance is similarly applicable to reorganizations that are in substance the rescission of a prior business combination, and would not generally result in a division of activity into predecessor and successor operations.

As it relates to the impairment concern that is the subject of another comment in this letter, please also clarify the nature of any events or new information that arose during the last two weeks of the 2022 fiscal year that you believe would appropriately result in incremental impairment at December 31, 2022, compared to December 15, 2022, when impairment was required to be considered in conjunction with the spin-off.

Response: In response to the Staff’s comment, the Company respectfully advises that the stockholders of Torchlight Energy Resources, Inc. (“Torchlight Energy”) did not retain the same economic interest following the reverse merger involving Meta Materials, Inc. (“Meta Materials”). At the conclusion of the reverse merger with Meta Materials, all of the stockholders of Meta Materials obtained the economic interest as Meta Materials incurred the costs and received the revenues derived from the operating subsidiaries that maintained the oil and natural gas properties. Further, the control of these operating subsidiaries and the oil and natural gas properties was maintained by Meta Materials following the reverse merger.

When the spin-off transaction occurred, the common stockholders of Meta Materials did not receive shares in the Company as would be expected to occur in connection with a spin off transaction structure described in FASB ASC 505-60-25-2. The Company was formed as a wholly owned subsidiary of Meta Materials prior to the spin-off transaction and the common shareholders of Meta Materials no longer had a controlling financial interest or any type of control of the Company subsequent to the spin-off transaction. The Company was formed with a completely separate board of directors and management where the holders of the shares of Series A Preferred Stock of Meta Materials became common stockholders of the Company separate from Meta Material common stockholders and separate from Torchlight Energy prior to the reverse merger. Although there are overlapping common stockholders of the Company with those who were stockholders of Torchlight Energy, the stockholders of Torchlight Energy (who became stockholders of Meta Materials) are not identical since the shares of Series A Preferred Stock were traded on the over-the-counter (OTC) market under the symbol MMTLP following the reverse merger up until the consummation of the spin-off.

The change in controlling financial interest at the time of the reverse merger and the spin-off transaction were deemed economic events and therefore a remeasurement event has occurred. Also, the Company issued shares of common stock in connection with the spin off transaction, thereby reducing Meta Material’s ownership interest in the Company so that Meta Materials no longer had controlling financial interest in the Company – Meta Materials’ interest was effectively redeemed following the spin-off.

ASC 845-10-30-10 describes the accounting of a pro rata distribution to an entity’s stockholders of shares of a subsidiary is to be considered the equivalent to a spin off and then based on the recorded amount. The distribution was not a pro rata distribution of shares to Meta Material stockholders who had the financial controlling interest in the Company. ASC 845-10-30-10 states nonmonetary assets to stockholders shall be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of distribution. The Company believes these to be true. ASC 845-30-12 states a non-pro rata spin-off shall be accounted for at fair value. This transaction was not a pro rata distribution of a shares of a subsidiary to the stockholders of Meta Materials as described in ASC 505-60.

In regard to the impairment consideration timing, as noted in the Company’s response to the previous SEC comment letter, the additional facts and circumstances described in that response lead to the impairment being recorded retroactively effective as of December 31, 2022 which the Company believes was the most appropriate timing for the impairment. At the time of the spin-off transaction, appointments of a new management team and board of directors became effective and as such there was a continued development and evaluation of wells.

Note 4 – Oil and Gas Properties, page F-10

5.

We note your disclosure on page 6 explaining that on March 27, 2017, the Orogrande acreage became subject to a University Lands D&D Unit Agreement (“DDU Agreement”), which expires on December 31, 2024, and that you have “...the right to extend the DDU Agreement through December 31, 2029, if compliance with the DDU Agreement is met and the extension fee associated with the additional time is paid.”

Given your disclosures indicating that you were in compliance with the agreement and expected to exercise your option to extend the term prior to its expiration, please explain to us how your October 8, 2024 report on Form 8-K, stating that the counterparty announced that it would not extend your Development Unit Agreement pertaining to the Orogrande property, reconciles with these representations.

Given that past disclosures indicating the rights to the leases were held prior to forming the DDU Agreement, also clarify the relevance of the DDU Agreement with respect to the oil and gas interests in the properties. In other words, clarify the nature of rights held previously and whether these were relinquished or exchanged in conjunction with that arrangement, or whether, and if so the extent to which, your rights to any interests associated with the properties survive the DDU Agreement.

Provide us with the DDU Agreement and any amendments that were made to the agreement from inception through the date of your response

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has been in full compliance with the terms of the DDU Agreement and that the Company was in active negotiations with the lessor to extend the DDU Agreement. Based upon the Company’s previous drilling results, the Company was eager to extend the DDU Agreement and had no reason to believe that the lessor would not agree to an extension. The Company was completely surprised by the inexplicable rejection by the lessor to extend the DDU Agreement, as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on October 8, 2024 and the press released filed therewith.

In response to the Staff’s question regarding the relevance of the DDU Agreement with respect to the oil and gas interests, the Company respectfully advises the Staff that the nature of the rights held previously to the DDU Agreement, were in the form of 192 independent oil and gas leases. As is common in the industry, the DDU Agreement allow the owner of multiple leases to form a single development unit to allow for the orderly and manageable drilling of large blocks of acreage. As the original oil and gas leases are all beyond their primary term, the rejection of the Company’s proposal to extend the DDU Agreement resulted in the termination of the original 192 oil and gas leases and, thus, any rights the Company owned in the oil and gas leases will expire. Attached as Annex C to this letter is a copy of the DDU Agreement, as amended, for reference.

Note 5 - Related Party Balances, page F-14

6.	We note your disclosure explaining that on August 7, 2023, your CEO purchased from Metal Materials, Inc. all amounts due from you under various loan agreements, and thereby became the secured party to include a lien on 25% of the Orogrande Prospect. Please expand your disclosure to include the terms of that exchange, such as the amount and form of purchase consideration, as well as the outstanding balances that were acquired. Tell us the reasons for this transaction and explain how these reconcile with your decision to restate your 2022 financial statements to recognize a full impairment of costs capitalized for the oil and gas properties.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Greg McCabe purchased the 2021 Note from Meta Materials and assumed the rights and obligations of Meta Materials under the Loan Agreement on the following terms: Mr. McCabe agreed to pay $6,000,000 in cash and agreed to purchase shares of common stock of Meta Materials in the amount of $6,000,000 over period of time at a price per share equal to a 120% premium to the Meta Materials’ common stock price as of closing on the last trading day of each quarter. After Mr. McCabe purchased $500,000 worth of shares of Meta Materials’ common stock (in two equal tranches), there were a number of disagreements between Mr. McCabe and Meta Materials. As a global settlement arrangement, both parties agreed that Mr. McCabe would make an additional $700,000 cash payment to Meta Materials and surrender the shares of common stock he acquired, while retaining the rights as lender under the 2021 Note and the Loan Agreement. As reported, the consolidated outstanding balance under the 2021 Note and the Loan Agreement acquired by Mr. McCabe from Meta Materials was $21,589,361.77. The Company had no involvement in the negotiations, final terms, or subsequent settlement of this transaction; however, because the debt under the 2021 Note and the Loan Agreement was subject to a maturity date as of October 3, 2023 and the Company did not otherwise have the liquidity to satisfy the debt, Mr. McCabe determined that he could consolidate the debt obligations of the Company by purchasing the 2021 Note and the Loan Agreement at a discount. This decision by Mr. McCabe was not determinative in the Company’s decision to amend and restate the financial statements for the year ended December 31, 2022. Finally, all of these transactions occurred prior to the time Mr. McCabe became CEO of the Company.

7.	We note your disclosure regarding the December 22, 2022 unsecured promissory note “in the principal amount of up to $20 million” payable to your CEO, and that you appear to have drawn $2 million during 2022 and $18 million during 2023 on this note. Please clarify whether the amounts were drawn fully in cash. Provide us with a schedule listing all of the related parties who were recipients of the amounts that you report as general and administrative expenses and investments in oil and gas properties and the amounts paid to each, with differentiation for cash and noncash consideration covering both the annual and subsequent interim periods.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the amounts under the 2022 Note were drawn in cash. In further response to the Staff’s comment, for the year ended December 31, 2023, the Company’s general and administrative expenses consisted of consulting and compensation expense, substantially all of which were non-cash or deferred, accounting and administrative costs, professional consulting fees, and other general corporate expenses were payable only to unrelated parties.

Payments to related parties for investments in oil and gas properties included only common stock issued in the Wolfbone merger effective on on April 25, 2023, and which is fully disclosed in the “Current Projects” section of the Form 10Q filed for the periods ended June 30, 2023.

Cash used in investing activities during the year ended December 31, 2023 consisted primarily of investments in oil and natural gas properties payable to unrelated oil field service vendors.

Note 11 – Subsequent Events, page F-18

8.

We understand from your response to prior comment 3 that your initial valuation of interests in four entities acquired from Wildcat Partners SPV, LLC in March 2024 was based on an independent valuation of common shares issued at some other point in time in exchange for additional working interests in the Orogrande Project.

You indicate that such value derived was more clearly evident and reliably measurable than a value based on the contemporaneous cash sale of interests in two of the four entities acquired, although you do not explain why this would be the case and you do not explain how the bonus arrangements were considered in your valuation.

Please provide us with the following additional information so that we may more clearly understand the scope of your assessment and basis for conclusions:

●       A copy of the independent valuation report.

●      The analysis that you performed in considering the alternatives, as referenced in your response.

●     An explanation about how the bonus arrangements were considering and the rationale.

●     An explanation of why the concurrent sale of interests to Magnetar Exploration L.P. was a less reliable indicator of value, in your view.

●     An explanation as to how the interests conveyed compared to those retained in terms of value or marketability.

●     A listing of the assets acquired and sold and your purchase price allocation.

●     An explanation of how you valued the various interests acquired individually in accounting for the transactions.

●     A description of all associations and relationships among the counterparties, associated individuals, and the company and its officers.

●     The associated purchase and sales agreements and an analysis of the material terms that you believe support your accounting.

●     A description of the journal entries that you made in accounting for these transactions

Response: In response to the Staff’s comment, the Company has attached as Annex D a valuation schedule reflecting the number of shares of the Company’s common stock issued as consideration in the acquisition of each respective Wildcat entity and serves as the basis for the accounting entries made for the transactions, which recorded Unevaluated Lease Costs in each of the acquired entities offset by common stock and APIC. Attached as Annex E is the valuation memorandum provided by Weaver and Tidwell, LLP, which reflects the alternative valuation methods considered by the Company. The attached valuation schedule in Annex D reflects the value calculations using alternative valuation methods – the Company’s management team ultimately determined to use the independent valuation of $0.19 per share.

In response to the Staff’s comment regarding the bonus arrangement, the Company respectfully advises the Staff that the Wildcat SPV transactions were four independent exploration prospects located in southern Louisiana. Unlike proved developed producing assets (PDP), exploration projects are difficult to value because of the wide range of potential results in the drilling project. Likewise, any arrangements related to bonuses for the various parties to a deal does not follow a specific industry standard metric. Each exploration prospect has its own unique and separate negotiation. The Company relied on Mr. McCabe’s 40 years of experience as an independent petroleum geologist with hundreds of negotiations in the oil and gas space to negotiate on an arms-length basis with the various parties to these transactions. After extensive discussion among the board of directors of the Company, the board voted to approve these transactions and associated bonuses.

As to the value or marketability of the interests conveyed versus retained, the Wildcat Valentine SPV which was sold to Magnetar has larger upside potential; however, it is at a deeper depth and therefore has higher financial risk in the event of an unsuccessful well. The remaining three prospects are extremely similar in depth, risk, upside, and financial exposure. In fact, all three prospects are located in the same 10 square mile 3-D seismic data set, and of the three remaining prospects, the Wildcat Panther SPV was sold to Magnetar. Magnetar informed the Company that it did not have the budget to purchase the remaining two prospects.

The associations and the relationships among the counterparties, associated individuals, and the Company and its officers are as follows:

●      At the time of the Wildcat Partners SPV acquisitions, John Brda was a manager of Wildcat Partners SPV, LLC. Mr. Brda was the former CEO of Torchlight Energy, the predecessor entity that merged out of existence when merged with and into Meta Materials. Mr. Brda currently owns shares of common stock of the Company. Further, McCabe Investments, owned by Mr. McCabe, is an investor in certain special purposes vehicles owned by Olivon Partners, of which Mr. Brda is the general partner; provided, however, that the Company does not have a direct relationship with McCabe Investments or Olivon Partners.

●      Neither Magnetar Exploration L.P. (“Magnetar”) nor any of its partners have any association with the Company.

●      Neither ORX Exploration nor any of its partners have any association with the Company; however, one of the principals of ORX Exploration, Luis Banos, has done consulting work for the Company.

●      Zebrowski Consulting and its owners, Mike and Dan Zebrowski, have both done consulting work for the Company, including on the Orogrande Basin Project in Hudspeth County, Texas. Zebrowski Consulting has been issued options to purchase shares of common stock that have not yet been exercised.

Attached as Annex E is the Wildcat valuation memorandum provided by Weaver and Tidwell, LLP for reference. The memorandum outlines the criteria for valuation and the factors considered as alternatives to arrive at the preferred method of valuation. Attached as Annex F is a copy of the Contribution Agreement for the Staff’s reference.

9.

We note your response to prior comment 3 includes draft disclosures in Schedule 3 indicating that Magnetar is an unrelated developer of oil and gas properties. Please tell us whether Wildcat is also an unrelated party and advise us of your understanding as to why Wildcat did not sell the two entities to Magnetar directly.

With regard to the prospect fee that you paid to ORX Exploration and Zebrowski Consulting for services related to the sale of the Valentine leases, also describe any associations and relationships between these entities and the company and/or its officers, as previously requested, and tell us how the fees were formulated and considered in the valuation and your accounting for the assets purchased and resold.

Response: In response to the Staff’s comment regarding the relationship with Wildcat and Magnetar, the response provided in Item 8 of this letter is incorporated herein by reference. The Company respectfully advises the Staff that the selling of oil and gas exploration projects involves a multitude of variables, ranging from scientific analysis to an ability to convey complex concepts, to relationships in the oil and gas industry. The Company is not privy as to whether Wildcat and Magnetar had any prior dealings or relationship and therefore cannot opine on the reasoning for there not being a direct sale between Wildcat and Magnetar.

With respect to the Staff’s comment regarding the Wildcat Valentine lease negotiations and the relationships with ORX Exploration and Zebrowski Consulting, the Company’s response to Item 8 is incorporated herein by reference.

10.	Given your response to prior comment 4, it appears that you would need to provide error correction disclosures in the interim reports for second and third quarters of 2024, regarding your valuation of the shares issued to acquire additional interests in the oil and gas properties, having the comparative second and third quarters of 2023. Please submit the revisions that you propose to address this concern.

Response: In response to the Staff’s comment, the Company proposes to revise the financial statements for the respective periods in 2023 as reflected on Schedule 3 attached to this letter.

Note 12 – Explanation of the Restatement, page F-19

11.

We note your response to prior comments 1 and 2, regarding your decision to restate the 2022 financial statements to recognize a full impairment of unevaluated oil and gas property costs, and your draft disclosure revisions that would identify as the principal issue, the possible expiration of the underlying mineral lease two years into the future. You explain that you considered the guidance in FASB ASC 932-360-35, which is applicable to companies following the successful efforts method, and determined that because you had negative cash flows from operations and a net loss for 2022 and 2023, there was a triggering event “...with respect to the uncertainty of the mineral lease renewal” and because the accumulated costs were associated with unevaluated properties, you concluded that full impairment was required.

However, since you claim to be following the full cost method of accounting for your oil and gas activities, you would need to address the requirements for the assessment of unevaluated property costs in Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X, rather than guidance that applies to companies following the successful efforts method.

Under the full cost method, costs directly associated with the acquisition and evaluation of unproved properties are capitalized and excluded from amortization until a determination is made as to whether proved reserves can be assigned to the properties, though subject to an annual impairment assessment.

Given that you made numerous reports during 2022 and 2023 of intentions, progress and expectations as to fulfilling the drilling requirements and extending the leases, and considering that you acquired incremental interests in the properties on April 25, 2023 in exchange for stock initially valued at $28 million, and engaged in financing activities on October 6, 2023, resulting in $7 million that was intended to fund additional drilling activities on the properties, your decision in 2024 to fully impair the property costs as of the end of 2022 appears to be inconsistent with your disclosures and actions indicating continued evaluation of the properties, and would therefore be contrary to the requirements under the full cost method.

Provide us with an analysis of the composition of costs that had been capitalized as unevaluated property costs as of the date of the spin-off, in comparison to the amounts reported while held by Torchlight Energy Resources, Inc., just prior to the reverse merger with Metal Materials Inc., and clarify the extent to which you believe such costs were inappropriately capitalized initially, or pertained to interests that were subsequently either fully or partially conveyed to other parties. Also submit the independent valuation analysis that was relied upon in restating the value of the properties while subject to the interests conveyed via the Series A preferred stock.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff, in order to clarify its response to the previous SEC comment letter, that rather than a “triggering event” being the basis for the impairment assessment, there was an impairment based upon the Company’s annual impairment assessment, which is consistent with full cost treatment. As part of the quarterly analysis to determine the impairment of the “unevaluated properties,” the Company assessed the remaining lease term, the commitment of a capital plan, meeting the drilling obligations under the lease, the lack of revenue derived from wells drilled in respect of such drilling obligations, and the fact that there was no additional seismic data available with respect to the oil and natural gas properties subject to the lease. These factors lead to no proved reserves being assigned to the properties and the Company’s annual impairment assessment concluding in the properties being fully impaired.

As to the Staff’s comment regarding the composition of costs, please refer to Annex G attached to this letter detailing the amounts that had been capitalized as unevaluated property costs as of the date of the spin-off, in comparison to the amounts reported while held by Torchlight Energy, just prior to the reverse merger with Metal Materials.

Prior to the reverse merger with Meta Materials Inc, and up to the spin-off, the Company properly capitalized development costs under the full cost method on a property by property basis. No part of the Orogrande asset has been conveyed to other parties.

Attached as Annex H is the Weaver and Tidwell, LLP independent valuation report as of December 14, 2022.

12.	With regard to your response to prior comment one, stating that you believe results associated with dry or uneconomic wells were not given due consideration in the prior impairment assessment, please clarify whether you believe such results indicated that no further exploration of the properties could reasonably be expected to result in establishing proved reserves, and if this is the case identify the wells for which drilling results were reconsidered, tell us the dates of drilling each particular well, describe the results, and explain how these relate to the overall project. Please provide such further details as necessary to clarify how your view of the prior drilling results informs on the value of the properties for which costs had been capitalized, and explain why the prior drilling results did not preclude additional drilling, raising additional funds for drilling, and acquiring additional interests in the properties

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that the prior drilling results as it relates to the impairment assessment is tied to the Company’s belief in the scientific merit of the Orogrande Prospect, or its opinion on the future drilling potential of the Orogrande Prospect. The Company still strongly believes in the scientific merits of the Orogrande Basin. The Orogrande Prospect is considered a frontier exploration project, which means the Company is drilling in an area that has no established oil and gas production. Frontier exploration requires extensive science wells to gather the appropriate data, as well as multiple drilling and completion attempts to determine best practices. The Company, and its predecessors, drilled a total of 18 wells on the Orogrande Prospect. While all of these wells were extremely valuable from an evaluation standpoint, the Company believes that the fact that each of these wells never produced hydrocarbons or generated revenue was not given proper consideration in the prior impairment assessment. It is the Company’s position that the unsuccessful economic results of these 18 wells in connection with an impairment analysis is completely independent of the quality of the scientific data gathered and the Company’s assessment of the future viability of this frontier exploration project.

If you have any questions or wish to discuss any matters with respect to this letter, please do not hesitate to contact me by telephone at (972) 360-1914 or by email at jjacobsen@omm.com.

Respectfully submitted,

/s/ O’Melveny & Myers

O’Melveny & Myers LLP
Jack Jacobsen, Partner

cc:

Gregory McCabe

Chairman and Chief Executive Officer

Next Bridge Hydrocarbons, Inc.

6300 Ridglea Place, Suite 950

Fort Worth, TX 76116

Cameron Taber, P.C.

1502 Augusta Drive, Suite 320

Houston, Texas 77057

Schedule 1

Proposed Amendment to Item 14 of the Annual Report on Form 10-K

Item 14.	Principal Accountant Fees and Services

The fees billed to us for the years ended December 31, 2023 and 2022 by our independent registered public accounting firm, ~~BF Borgers, CPA,~~ M&K CPAS, PLLC, are set forth below:

Year Ended December 31(5)
	2023	2022
		Successor Period December 15, 2022 through December 31, 2022	Predecessor Period January 1, 2022 through December 14, 2022
Audit Fees(1)	$70,250 ~~165,000~~	$22,325~~110,000~~	66,975~~-~~
Audit Related Fees(2)	35,000-~~247,500~~	-	-~~178,750~~
Tax Fees(3)	-	-	~~-~~
All Other Fees(4)	24,500~~330,000~~	~~18,092~~	-~~51,534~~

Total Fees	$129,750~~742,500~~	$22,325~~128,092~~	66,975-~~230,284~~

(1)	Audit fees represents the aggregate fees billed to us by ~~BF~~M&K CPAS, PLLC, of Woodlands, Texas ~~Borgers, CPA~~ for professional services rendered for the audit of our financial statements for the year ended December 31, 2022 and 2023, as restated.

(2)	Audit-related fees represent fees billed for services rendered ~~during~~ with respect to the fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, as restated, and are not reported under “Audit Fees”.

(3)	Tax fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice.

(4)	All other 2023 fees consist of fees billed for ~~all other services~~ consents and a comfort letter related to our registration statement on Form S-1 filed with the SEC on August 28, 2024.

(5)	The information presented in this table excludes the audit fees and audit-related fees billed for services rendered by our previous accounting firm prior to the restatement of financial statements for the years ended December 31, 2022 and 2023, which are presented below:

	Year Ended December 31
	2023	2022
		Successor Period December 15, 2022 through December 31, 2022	Predecessor Period January 1, 2022 through December 14, 2022
Audit Fees(a)	$82,500	$165,000	$-
Audit-Related Fees(b)	247,500	-	178,750
Tax Fees(c)	-	-	-
All Other Fees(d)	165,000	183,092	51,534

Total Fees	$495,000	$348,092	$230,284

(a)	Audit fees represent the aggregate fees billed to us by BF Borgers, CPA for professional services rendered for the audit of our financial statements for the year ended December 31, 2022 and 2023, prior to the restatement.

(b)	Audit-related fees represent fees billed for services rendered during the fiscal years for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, prior to the restatement, and are not reported under “Audit Fees”.

(c)	Tax fees consist of fees billed for professional services relating to tax compliance, tax planning and tax advice.

(d)	All other 2023 fees consist of fees billed for auditor consents delivered with respect to registration statements on Form S-1 (File Nos., 333-269366, 333-266143, and 333-273442) filed with the SEC.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee’s policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific engagement authorization. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees charged for each category of service at Audit Committee meetings throughout the year.

During the year, circumstances may arise when it becomes necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval authority from the chairman of the Audit Committee, who must report on such approvals at the next scheduled Audit Committee meeting. All 2023 audit and non-audit services provided by the independent registered public accounting firm were pre-approved by the Audit Committee.

Schedule 2

Proposed Amendment to the Quarterly Report on Form 10-Q for Q2 of 2024

NEXT BRIDGE HYDROCARBONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

		Restated
	Six	Six
	Months Ended	Months Ended
	June 30, 2024	June 30, 2023
Cash Flows Used in Operating Activities
Net loss	$(1,821,763)	$(30,539,714)
Adjustments to reconcile net loss to net cash from operations:
Gain on sale of property interests	(618,504)	-
Accretion expense	11,188	11,936
Expense related to stock based compensation	108,000	1,225,800
Imputed interest on note payable	12,500	-
Impairment loss	1,457,961	25,008,677
Change in:
Accounts receivable	32,203	-
Prepayments - development costs	(81,279)	150,000
Prepaid expenses	(24,665)	25,652
Asset Retirement Obligation applied to plug and abandon expense	(26,670)	-
Accounts payable and accrued expenses	(3,382,288)	(3,660,998)
Net cash used in operating activities	(4,333,317)	(7,778,647)

Cash Flows provided by (used in) Investing Activities
Proceeds from sale of assets	1,141,142	-
Investment in oil and natural gas properties	(31,769)	(7,853,902)
Net cash provided by (used in) investing activities	1,109,373~~(31,769~~ )	(7,853,902)

Cash Flows From Financing Activities
Proceeds from notes payable, related party	1,000,000	17,000,000
Proceeds from promissory note	2,000,000	-
Payments on promissory notes	-	(1,000,000)
Payments on accrued interest	-	(199,345)
~~Proceeds from sale of assets~~	~~1,141,142~~	-
Prepayments, working interest owners	(311,281)	-
Net cash provided from financing activities	~~3,829,861~~2,688,719	15,800,655

Net increase (decrease) in cash	(535,225)	168,106

Cash - beginning of period	1,668,847	569,298
Cash - end of period	$1,133,622	$737,404

Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$199,345
Cash paid for income tax	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Addition to note payable to reimburse lease payments	$278,054	$-
Common stock issued in property acquisition	$450,000	$-
Common stock issued for working interest	$-	$15,838,072
Capitalized Interest	$1,438,571	$1,139,183

Schedule 3

Comparative 2023 Financials Restatement included on the Quarterly Report on Form 10-Q for Q2 of 2024, as filed on August 14, 2024

June 30, 2023, financials restatement reflects the Impairment adjustment to the carrying value of the Company’s Orogrande Oil and Natural Gas properties. An additional restatement to Additional Paid in Capital was made to adjust Stock Compensation Expense for the Six Months ended June 30, 2023 and to recognize an adjustment to the value per share of common stock issued in exchange for working interest on April 23, 2023.

NEXT BRIDGE HYDROCARBONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

	As Originally Reported		As Restated
	June 30,2023	Adjustment	June 30, 2023
ASSETS
Current assets:
Cash	$737,404	—	$737,404
Accounts receivable, related party	—	—	—
Prepayments - development costs	4,034	—	4,034
Prepaid expenses	32,614	—	32,614
Total current assets	774,052	—	774,052

Oil and natural gas properties, net	118,255,432	(118,255,432)	—

Other assets	80,179	—	80,179

TOTAL ASSETS	$119,109,663	$(118,255,432)	$854,231

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,271,140	—	$1,271,140
Note Payable - META	21,589,362	—	21,589,362
Note Payable - Related Party	19,000,000	—	19,000,000
Accrued interest payable	2,511,173	—	2,511,173
Total current liabilities	44,371,675	—	44,371,675

Asset retirement obligations	258,802	—	258,802
Total liabilities	44,630,477	—	44,630,477

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value $0.0001, 50,000,000 shares authorized; -0- issued and outstanding June 30, 2023 and December 31, 2022	—	—	—
Common stock, par value $0.0001; 500,000,000 shares authorized; 248,830,516 issued and outstanding at June 30, 2023; 165,472,241 issued and outstanding at December 31, 2022	99,905	(75,022)	24,883
Additional paid-in capital	80,133,023	(11,731,847)	68,401,176
Accumulated deficit	(5,753,742)	(106,448,563)	(112,202,305)
Total stockholders’ equity	74,479,186	(118,255,432)	(43,776,246)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$119,109,663	$(118,255,432)	$854,231

NEXT BRIDGE HYDROCARBONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	As Originally Reported Six Months Ended June 30		As Restated Six Months Ended June 30,
	2023	Adjustment	2023
Oil and natural gas sales	$15,765		$15,765

Operating expenses:
Lease operating expenses	26,510		26,510
Production taxes	1,135		1,135
General and administrative	4,831,325	687,833	5,519,158
Impairment expense		25,008,677	25,008,677
Total operating expenses	4,858,970	25,696,510	25,696,510

Other income (expense)
Interest expense	—		—
Interest income	1		1
Total other income (expense)	1		1

Loss before income taxes	4,843,204	25,696,510	(30,539,714)

Provision for income taxes	—		—

Net loss	$4,843,204	25,696,510	$(30,539,714)

Loss per common share:
Basic and Diluted	$0.02		$(0.16)
Weighted average number of common shares outstanding:
Basic and Diluted	195,407,533		195,407,533

NEXT BRIDGE HYDROCARBONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited)

	As Originally Reported Six Months Ended		As Restated Six Months Ended
	June 30, 2023	Adjustment	June 30, 2023
Cash Flows From Operating Activities
Net loss	$(4,843,204)	(25,696,510)	$(30,539,714)
Adjustments to reconcile net loss to net cash from operations:
Accretion expense	11,936		11,936
Interest paid in kind	—		587,222
Expense related to stock options issued	528,927	696,873	1,225,800
Impairment expense	—	25,008,677	25,008,677
Change in:
Accounts receivable	—		—
Accounts receivable, related party	—		—
Prepayments - development costs	150,000		150,000
Prepaid expenses	25,652		25,652
Accounts payable and accrued expenses	(2,604,872)	(1,056,126)	(3,660,998)
Net cash from operating activities	(6,731,561)	(1,047,086)	(7,778,647)

Cash Flows From Investing Activities
Investment in oil and natural gas properties	(8,900,988)	1,047,086	(7,853,902)
Net cash from investing activities	(8,900,988)	1,047,086	(7,853,902)

Cash Flows From Financing Activities
Proceeds from notes payable, related party	17,000,000		17,000,000
Payments on promissory notes	(1,000,000)		(1,000,000)
Payments on accrued interest	(199,345)		(199,345)
Contributions from parent	—		—
Net cash from financing activities	15,800,655		15,800,655

Net increase (decrease) in cash	168,106		168,106

Cash - beginning of period	569,298		569,298

Cash - end of period	$737,404		$737,404

Supplemental disclosure of cash flow information:
Cash paid for interest	$199,345		$199,345

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued for working interest in oil and natural gas properties	$28,341,814	(12,503,742)	$15,838,072
Capitalized Interest	$1,139,183		$1,139,183

Comparative 2023 Financials Restatement to be included on the Quarterly Report on Form 10-Q for Q3 of 2024, to be filed on November 14, 2024

September 30, 2023, financials restatement reflects the Impairment adjustment to the carrying value of the Company’s Orogrande Oil and Natural Gas properties. An additional restatement to Additional Paid in Capital was made to adjust Stock Compensation Expense for the Nine Months ended September 30, 2023 and to recognize an adjustment to the value per share of common stock issued in exchange for working interest.

NEXT BRIDGE HYDROCARBONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

	As Originally Reported		As Restated
	September 30, 2023	Adjustment	September 30, 2023
ASSETS
Current assets:
Cash	$4,884,997	—	$4,884,997
Accounts receivable, related party	—	—	—
Production receivable	4,270	—	4,270
Prepayments - development costs	106,480	—	106,480
Prepaid expenses	70,908	—	70,908
Total current assets	5,066,655	—	5,066,655

Oil and natural gas properties, net	$119,538,170	$(119,538,170)	$—

Other assets	105,179	—	105,179

TOTAL ASSETS	$124,710,004	$(119,538,170)	$5,171,834

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,285,641	—	$1,285,641
Prepayments, working interest owners	5,611,892	—	5,611,892
Note Payable - Meta	—	—	—
Note Payable - Related Party	41,589,362	—	41,589,362
Accrued interest payable	3,191,007	—	3,191,007
Total current liabilities	51,677,902	—	51,677,902

Asset retirement obligations	264,826	—	264,826
Total liabilities	51,942,728	—	51,942,728

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value $0.0001, 50,000,000 shares authorized; -0- issued and outstanding September 30, 2023 and December 31, 2022	—	—	—
Common stock, par value $0.0001; 500,000,000 shares authorized; 248,830,516 issued and outstanding at September 30, 2023; 165,472,241 issued and outstanding at December 31, 2022	24,883	—	24,883
Additional paid-in capital	80,971,349	(23,282,357)	57,688,992
Accumulated deficit	(8,228,956)	(96,255,813)	(104,484,769)
Total stockholders’ equity	72,767,276	(119,538,170)	(46,770,894)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$124,710,004	(119,538,170)	$5,171,834

NEXT BRIDGE HYDROCARBONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	As Originally Reported Nine Months Ended,			As Restated Nine Months Ended
	September 30, 2023	Adjustment		September 30, 2023
Oil and natural gas sales	$23,496	$		$23,496

Operating expenses:
Lease operating expenses	36,812			36,812
Production taxes	1,692			1,692
General and administrative	7,303,411		1,725,125	9,028,536
Impairment expense	—		26,291,415	26,291,415
Total operating expenses	7,341,915		28,016,540	35,358,455

Other income (expense)
Interest expense	—			—
Interest income	1			1
Total other income (expense)	1			1

Loss before income taxes	7,318,418		28,016,540	35,334,958

Provision for income taxes	—		—	—

Net loss	$7,318,418		$28,016,540	$35,334,958

Loss per common share:
Basic and Diluted	$0.04	$		$0.18
Weighted average number of common shares outstanding:
Basic and Diluted	185,319,449			195,407,533

NEXT BRIDGE HYDROCARBONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	As Originally Reported Nine Months Ended		As Restated Nine Months Ended
	September 30, 2023	Adjustment	September 30, 2023
Cash Flows From Operating Activities
Net loss	$(7,318,418)	(28,016,540)	$(35,334,958)
Adjustments to reconcile net loss to net cash from operations:
Accretion expense	17,961		17,961
Interest paid in kind	—		587,222
Expense related to stock options issued	1,292,231	1,734,165	3,026,396
Impairment expense	—	26,291,415	26,291,415
Change in:
Accounts receivable	(4,271)		(4,271)
Accounts receivable, related party	—		—
Prepayments - development costs	43,520		43,520
Prepaid expenses	(8,608)		(8,608)
Other assets	(25,000)		(25,000)
Accounts payable and accrued expenses	(2,590,371)	(1,056,126)	(3,646,497)
Net cash from operating activities	(8,592,956)	(1,047,086)	(9,640,042)

Cash Flows From Investing Activities
Investment in oil and natural gas properties	(9,503,89))	1,047,086	(8,456,806)
Net cash from investing activities	(9,503,892)	1,047,086	(8,456,806)

Cash Flows From Financing Activities
Proceeds from notes payable, related party	18,000,000		18,000,000
Payments on promissory notes	(1,000,000)		(1,000,000)
Payments on accrued interest	(199,345)		(199,345)
Prepayments, working interest owners	5,611,892		5,611,892
Net cash from financing activities	22,412,547		22,412,547

Net increase in cash	4,315,699		4,315,699

Cash - beginning of period	569,298		569,298

Cash - end of period	$4,884,997		$4,884,997

Supplemental disclosure of cash flow information:
Cash paid for interest	$199,345		$199,345

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued for working interest	$28,341,814	(12,503,742)	$15,838,072
Account receivable-related party discharged in WI acquisition	$177,519		$177,519
Capitalized Interest	$1,819,016		$1,819,016

ANNEX A

Engagement letter with M&K CPAS, LLC

(See attached)

April 18, 2024

Greg McCabe

Chairman of the Audit Committee

We are pleased to confirm our understanding of the services we are to provide for Next Bridge Hydrocarbons, Inc. (“the Company”) for the year ended December 31, 2022.

We will audit the consolidated balance sheet of the Company as of December 31, 2022, and the related consolidated statements of operations, stockholders’ equity, cash flows, and the related notes (collectively referred to as the “consolidated financial statements”) for the year then ended. Based on our audit, we will issue a written report on Next Bridge Hydrocarbons, Inc.’s consolidated financial statements and schedules supporting such consolidated financial statements, all of which are to be included in the annual report (Form 10-K) proposed to be filed by Next Bridge Hydrocarbons, Inc. under the Securities Exchange Act of 1934.

Audit Objective

The objective of an audit of the consolidated financial statements is the expression of an opinion on the consolidated financial statements. Accordingly, the objective of our audit is the expression of an opinion about whether Next Bridge Hydrocarbons, Inc.’s consolidated financial statements are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States.

Auditor Responsibilities

As a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB), we are required to be independent with respect to Next Bridge Hydrocarbons, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are responsible for conducting our audit of the consolidated financial statements in accordance with the standards established by the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Because our audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions, there is some risk that material misstatements of the consolidated financial statements may exist and not be detected by us. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the consolidated financial statements or violations of laws or governmental regulations that do not have a direct and material effect on the consolidated financial statements.

We will provide to and discuss with management and the audit committee a draft of the auditor’s report. As required by the standards of the Public Company Accounting Oversight Board, our report will include a section that discusses critical audit matters, if any, identified during our audit. Critical audit matters are matters that are communicated or required to be communicated to the audit committee and that relate to material accounts or disclosures that involved particularly challenging, subjective, or complex auditor judgment. Critical audit matters may involve, among other things, significant management estimates, areas of high audit risk, areas involving a high degree of estimation uncertainty, significant unusual transactions, or significant changes in the consolidated financial statements. For each critical audit matter identified in our report, our report will describe the primary reason(s) we designated that matter as a critical audit matter and how each matter was addressed in the audit, and will make reference to the financial statement accounts or disclosures related to the critical audit matter. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole. If our audit does not identify any critical audit matters, our audit report will state that conclusion.

If for any reason we are unable to complete our audit or are unable to form, or have not formed, an opinion, we retain the right to take any course of action permitted by professional standards or regulatory requirements, including declining to express an opinion or issue a report, or withdrawing from the engagement. In that circumstance, we will notify the audit committee and management.

Audit Procedures

Our audit of the consolidated financial statements will include performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Our audit will include tests of documentary evidence supporting the transactions recorded in the accounts, including tests of the physical existence of inventories and direct confirmation of certain assets and liabilities by correspondence with selected customers, creditors, and financial institutions. The audit will include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. In connection with our audit of the consolidated financial statements, we will obtain an understanding of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed; however, an audit of the consolidated financial statements is not designed to provide assurance on internal control over financial reporting or to identify internal control deficiencies.

Our audit of the consolidated financial statements will also include reading the other information in the Company’s annual report and considering whether other information in the annual report (including the manner of its presentation) contains a material misstatement of fact or is materially inconsistent with information in the consolidated financial statements. However, our audit will not include procedures to corroborate such other information. We are also required to read any document, including the annual report to shareholders and filings with the SEC, that contains or incorporates by reference our audit or interim review reports, or contains any reference to us.

Auditor Responsibility to Communicate with the Audit Committee and Management

We will communicate to the audit committee and management of the Company, as appropriate, any errors, fraud, or other illegal acts (unless clearly inconsequential) that come to our attention during our audit. In the case of illegal acts that, in our judgment, would have a material effect on the consolidated financial statements, we are also required to follow procedures set forth in the Private Securities Litigation Reform Act of 1995 and in Section 10A of the Securities Exchange Act of 1934, which, under certain circumstances, requires us to communicate our conclusions to the SEC. While the objective of our audit of the consolidated financial statements is not to report on the Company’s internal control over financial reporting and we are not obligated to search for material weaknesses or significant deficiencies as part of our audit of the consolidated financial statements, we will communicate in writing to the audit committee and management all material weaknesses and significant deficiencies relating to internal control over financial reporting identified while performing our audit. We will also communicate in writing to management all deficiencies in internal control over financial reporting that are of a lesser magnitude than significant deficiencies not previously communicated in writing by us or by others, including the Company’s internal auditors. We will also inform the audit committee when we have communicated to management all internal control deficiencies. If we conclude that the audit committee’s oversight of the Company’s external financial reporting and internal control over financial reporting is ineffective, we will communicate that conclusion in writing to the Company’s board of directors.

We are also responsible for communicating with the audit committee about certain other matters related to our audit, including (1) our audit responsibility under PCAOB standards; (2) information relating to our independence with respect to the Company; (3) an overview of our overall audit strategy, timing of the audit, and significant risks identified during our risk assessment procedures; (4) management’s initial selection of, or changes in, significant accounting policies or the application of such policies, and the effect on the Company’s consolidated financial statements or disclosures of significant accounting policies in controversial areas or areas for which there is a lack of authoritative guidance or consensus or diversity in practice; (5) the Company’s critical accounting policies and practices, including the reasons certain policies and practices are considered critical and how current and anticipated future events might affect the determination of whether certain policies and practices are considered critical; (6) a description of the process management used to develop critical accounting estimates, management’s significant assumptions used in critical accounting estimates that have a high degree of subjectivity, and any significant changes management made to the process used to develop critical accounting estimates or management’s significant assumptions, including a description of management’s reasons for the changes and the effects of the changes on the consolidated financial statements; (7) significant transactions outside of the normal course of the Company’s business or that otherwise appear to be unusual due to their nature, timing, or size, along with the policies and practices used to account for significant unusual transactions, and our understanding of the business purpose (or lack thereof) of significant unusual transactions; (8) our evaluation of the Company’s identification of, accounting for, and disclosure of its relationships and transactions with related parties; (9) our evaluation of the quality of the Company’s financial reporting; (10) corrected misstatements arising from our integrated audit and the implications that such corrected misstatements might have on the Company’s financial reporting process; (11) uncorrected misstatements aggregated during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate; (12) if applicable, our evaluation of the Company’s ability to continue as a going concern; (13) difficult or contentious issues about which we consulted with others and that we believe are relevant to the audit committee’s oversight of the financial reporting process; (14) disagreements with management about matters, whether or not satisfactorily resolved, that could be significant to the Company’s consolidated financial statements or our report; (15) any concerns we may have related to significant auditing or accounting matters about which management has consulted with other accountants; (16) any issues discussed with management prior to our retention, including significant discussions regarding the application of accounting principles and auditing standards; (17) any significant difficulties encountered in performing the audit; and (18) other matters required to be communicated by PCAOB standards or that are significant to the oversight of the Company’s financial reporting process.

Furthermore, we are responsible for providing a copy of the management representation letter to the audit committee if management has not done so, and for communicating to the audit committee other material written communications between the auditor and management.

Management Responsibilities

Management is responsible for the fair presentation of the Company’s consolidated financial statements (including disclosures) in accordance with accounting principles generally accepted in the United States, for the selection and application of accounting principles, for making all financial records (including identification of all related parties and related-party relationships and transactions) and relevant information available to us on a timely basis, and for the accuracy and completeness of that information. Management also agrees that we will have unrestricted access to persons within the Company from whom we determine it necessary to obtain audit evidence and the full cooperation of Company personnel.

Management is also responsible for adjusting the consolidated financial statements to correct material misstatements relating to accounts or disclosures and affirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the consolidated financial statements taken as a whole. In addition, management is responsible for the design and implementation of programs and controls to prevent and detect fraud and for identifying and ensuring that the Company complies with applicable laws and regulations, and for informing us of any known material violations of such laws and regulations that would have an effect that is material to financial statement amounts or disclosures.

Management is also responsible for establishing and maintaining effective internal control over financial reporting, including monitoring activities; notifying us of all deficiencies in the design or operation of internal control over financial reporting of which it has knowledge; and describing to us any fraud resulting in a material misstatement of the consolidated financial statements and any other fraud involving senior management or employees who have a significant role in the Company’s internal control over financial reporting.

Engagement Administration, Fees, and Other

Cecil Garrick II is the engagement partner and is responsible for supervising the engagement and signing the report or authorizing another individual to sign it. We expect to begin our audit on approximately April 22, 2024.

We estimate that our fees for these services will be $60,000. The Company will also be billed for travel and other out-of-pocket costs such as report production, word processing, postage, confirmation service provider fees, etc. The fee estimates and completion of our work is based on anticipated cooperation from Company personnel; timely responses to our inquiries; timely communication of all significant accounting and financial matters; and the assumption that unexpected circumstances will not be encountered during the engagement. If significant additional time is necessary, we will keep Company management informed of any problems we encounter and our fees will be adjusted accordingly. Our invoices for these fees will be rendered each month as work progresses and are payable on presentation. We will require a retainer of $20,000 to begin our audit. Retainer payments will be netted against the current period fees, retainers are non-refundable, but can be used to offset future services.

Regarding electronic filings, management agrees that, before filing any document in electronic format with the SEC with which we are associated, we will be advised of the proposed filing on a timely basis. We will provide the Company a signed copy of our report and consent. These manually signed documents will serve to authorize the use of our name prior to the Company’s electronic transmission. Management will provide us with a complete copy of the accepted document.

The Company may wish to include or incorporate by reference our audit report on these consolidated financial statements in other documents, such as a registration statement proposed to be filed under the Securities Act of 1933 or in some other securities offering. If so, you agree not to include our audit report or make reference to our firm without our prior permission or consent. Any agreement to perform work in connection with an offering, including an agreement to provide permission or consent, will be a separate engagement.

Any additional services that may be requested, and we agree to provide, will be the subject of separate arrangements.

The audit documentation for this engagement is the property of our firm and constitutes confidential information. However, we may be requested to make certain audit documentation available to the PCAOB, SEC, or other regulators pursuant to the authority given to them by law or regulation. If requested, access to such audit documentation will be provided under the supervision of firm personnel. Further, upon request, we may provide copies of selected audit documentation to the regulator. The regulator may intend, or decide, to distribute the copies or information contained therein to others, including other government agencies. We agree to communicate with you on a timely basis any requests by the PCAOB for access to audit documentation as part of its inspection process and when it desires direct contact with members of the audit committee.

We appreciate the opportunity to be of service and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us.

Very truly yours,

/s/ M&K CPAS, PLLC

cc: Chief Financial Officer and Chief Executive Officer

RESPONSE:

This letter correctly sets forth the understanding of Next Bridge Hydrocarbons, Inc.

Greg McCabe – Chairman of the Board of Directors

Date

ANNEX B

Engagement letter with BF Borgers, CPA

(See attached)

March 21, 2022

Meta Materials, Inc.

Attn: Kenneth L. Rice Jr., MBA, JD, LLM

1 Research Drive

Dartmouth, NS B2Y 4M9, Canada

We are pleased to confirm our understanding of the services we are to provide for Meta Materials, Inc. (“the Company”) for the years ended December 31, 2021 and December 31, 2020.

We will audit the balance sheet of the Company as of December 31, 2021 and December 31, 2020, and the related statements of operations, stockholders’ equity and income, and cash flows for the years then ended. The objective of an audit of the financial statements is to express an opinion on the financial statements in accordance with generally accepted accounting principles accepted in the United States (GAAP). Our audit of the financial statements will be conducted in accordance with the standards established by the Public Company Accounting Oversight Board (PCAOB) and will include tests of the Company’s accounting records and other procedures we consider necessary to enable us to express our opinion. If our opinion is other than unqualified, we will discuss the reasons with Company management in advance. If circumstances occur related to the condition of your records; the availability of sufficient, competent evidential matter; or the existence of a significant risk of material misstatement of the financial statements caused by error, fraudulent financial reporting, or misappropriation of assets that in our professional judgment prevent us from completing the audit or forming an opinion on the financial statements, we retain the right to take any course of action permitted by professional standards, including declining to express an opinion or issue a report, or withdrawing from the engagement.

We will plan and perform the audit of the financial statements to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud, or violations of laws or regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity. The audit will include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of physical existence of inventories, and direct confirmation of certain assets and liabilities by correspondence with selected customers, creditors, and financial institutions. In connection with our audit of the financial statements, we will obtain an understanding of internal control sufficient to plan the audit and to determine the nature, timing and extent of audit procedures to be performed. At the conclusion of our audit, you agree to provide certain representations from management about the Company’s financial statements and related matters.

Because our audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements or material weaknesses in internal control may exist and not be detected by us. Although not absolute assurance, reasonable assurance is, nevertheless, a high level of assurance. In addition, our financial statement audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. We will, however, communicate to the audit committee and management of the Company, as appropriate, any errors, fraud, or other illegal acts that come to our attention during our audit, unless clearly inconsequential.If, for any reason, we are unable to complete our audit or are unable to form or have not formed our opinion, we may decline to express an opinion and we will notify the audit committee and management.

www.bfbcpa.us

5400 W Cedar Ave, Lakewood, CO 80226 PH: 303-953-1454 FAX: 720-251-8836

Auditor Responsibility to Communicate with the Audit Committee and Management

We will communicate to the audit committee and management of the Company, as appropriate, any errors, fraud, or other illegal acts (unless clearly inconsequential) that come to our attention during our audit. In the case of illegal acts that, in our judgment, would have a material effect on the financial statements, we are also required to follow procedures set forth in the Private Securities Litigation Reform Act of 1995 and in Section 10A of the Securities Exchange Act of 1934, which, under certain circumstances, requires us to communicate our conclusions to the SEC. While the objective of our audit of the financial statements is not to report on the Company’s internal control and we are not obligated to search for material weaknesses or significant deficiencies as part of our audit of the financial statements, we will communicate in writing to the audit committee and management all material weaknesses and significant deficiencies relating to internal control over financial reporting identified while performing our audit. We will also communicate in writing to management all deficiencies in internal control over financial reporting that are of a lesser magnitude than significant deficiencies not previously communicated in writing by us or by others, including the Company’s internal auditors. We will also inform the audit committee when we have communicated to management all internal control deficiencies. If we conclude that the audit committee’s oversight of the Company’s external financial reporting and internal control over financial reporting is ineffective, we will communicate that conclusion in writing to the Company’s board of directors.

We are also responsible for communicating with the audit committee about certain other matters related to our audit, including (1) our audit responsibility under PCAOB standards; (2) information relating to our independence with respect to the Company; (3) an overview of our overall audit strategy, timing of the audit, and significant risks identified during our risk assessment procedures; (4) management’s initial selection of, or changes in, significant accounting policies or the application of such policies, and the effect on the Company’s financial statements or disclosures of significant accounting policies in controversial areas or areas for which there is a lack of authoritative guidance or consensus or diversity in practice; (5) the Company’s critical accounting policies and practices, including the reasons certain policies and practices are considered critical and how current and anticipated future events might affect the determination of whether certain policies and practices are considered critical; (6) a description of the process management used to develop critical accounting estimates, management’s significant assumptions used in critical accounting estimates that have a high degree of subjectivity, and any significant changes management made to the process used to develop critical accounting estimates or management’s significant assumptions, including a description of management’s reasons for the changes and the effects of the changes on the financial statements; (7) significant transactions outside of the normal course of the Company’s business or that otherwise appear to be unusual due to their nature, timing, or size, along with the policies and practices used to account for significant unusual transactions, and our understanding of the business rationale for significant unusual transactions; (8) our evaluation of the quality of the Company’s financial reporting; (9) corrected misstatements arising from our integrated audit and the implications that such corrected misstatements might have on the Company’s financial reporting process; (10) uncorrected misstatements aggregated during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in the aggregate; (11) if applicable, our evaluation of the Company’s ability to continue as a going concern; (12) difficult or contentious issues about which we consulted with others and that we believe are relevant to the audit committee’s oversight of the financial reporting process; (13) disagreements with management about matters, whether or not satisfactorily resolved, that could be significant to the Company’s financial statements or our report; (14) any concerns we may have related to significant auditing or accounting matters about which management has consulted with other accountants; (15) any issues discussed with management prior to our retention, including significant discussions regarding the application of accounting principles and auditing standards; (16) any significant difficulties encountered in performing the audit; and (17) other matters required to be communicated by PCAOB standards or that are significant to the oversight of the Company’s financial reporting process.

www.bfbcpa.us

5400 W Cedar Ave, Lakewood, CO 80226 PH: 303-953-1454 FAX: 720-251-8836

Furthermore, we are responsible for providing a copy of the management representation letter to the audit committee if management has not done so, and for communicating to the audit committee other material written communications between the auditor and management.

PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

The following is a description of such relationships as of the date of this arrangement letter of which we are aware that are relevant to our audit of the Company’s financial statements for the year ending December 31, 2021 and December 31, 2020.

We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

Management is responsible for the financial statements, for making all financial records and related information available to us on a timely basis, and for the accuracy and completeness of that information. Management is also responsible for the establishment and maintenance of adequate records; the selection and application of accounting principles; the safeguarding of assets; adjusting the financial statements to correct material misstatements; and confirming to us in the management representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole. In addition, management is responsible for identifying and ensuring that the Company complies with applicable laws and regulations.

We are required to read any document, including the annual report to shareholders and filings with the SEC, that contains or incorporates by reference our audit or interim review reports, or contains any reference to us. We will read the annual report for the purpose of determining whether other information in the annual report (including the manner of its presentation) is materially inconsistent with information in the financial statements or management’s assessment of the effectiveness of the Company’s internal control over financial reporting. We assume no obligation to perform procedures to corroborate such other information as part of our audit.

Regarding electronic filings, management agrees that, before filing any document in electronic format with the SEC with which we are associated, we will be advised of the proposed filing on a timely basis. We will provide the Company a signed copy of our report and consent. These manually signed documents will serve to authorize the use of our name prior to the Company’s electronic transmission. Management will provide us with a complete copy of the accepted document.

Our fees are based upon the time required by the individuals assigned to the engagement, plus direct expenses including an 10% administrative charge. We will require a retainer of $50,000 to begin the audits. Interim billings will be submitted as work progresses and as expenses are incurred. The fee estimate and completion of our work is based on anticipated cooperation from Company personnel; timely responses to our inquiries; timely communication of all significant accounting and financial matters; and the assumption that unexpected circumstances will not be encountered during the engagement. If significant additional time is necessary, we will keep Company management informed of any problems we encounter and our fees will be adjusted accordingly. Our invoices for these fees will be rendered each month as work progresses and are payable on presentation.

www.bfbcpa.us

5400 W Cedar Ave, Lakewood, CO 80226 PH: 303-953-1454 FAX: 720-251-8836

The Company may wish to include or incorporate by reference our audit report on these financial statements in a registration statement proposed to be filed under the Securities Act of 1933 or in some other securities offering. If so, you agree not to include our audit report or make reference to our Firm without our prior permission or consent. Any agreement to perform work in connection with an offering, including an agreement to provide permission or consent, will be a separate engagement.

Any additional services that may be requested, and we agree to provide, will be the subject of separate arrangements.

The audit documentation for this engagement is the property of our firm and constitutes confidential information. However, we may be requested to make certain audit documentation available to the PCAOB, SEC, or other regulators pursuant to the authority given to them by law or regulation. If requested, access to such audit documentation will be provided under the supervision of firm personnel. Further, upon request, we may provide copies of selected audit documentation to the regulator. The regulator may intend, or decide, to distribute the copies or information contained therein to others, including other government agencies.

We appreciate the opportunity to be of service and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us.

Sincerely,

/s/ BF Borgers CPA PC

BF Borgers CPA PC

RESPONSE:

This letter correctly sets forth the understanding of Meta Materials, Inc.

Accepted by:	/s/ Ken Rice

Name: Ken Rice

Title: Chief Operating Officer & CFO

Company: Meta Materials Inc.

www.bfbcpa.us

5400 W Cedar Ave, Lakewood, CO 80226 PH: 303-953-1454 FAX: 720-251-8836

ANNEX C

Development Unit Agreement

(See attached)

DEVELOPMENT UNIT AGREEMENT 2837
FOUNDERS OIL & GAS OPERATING, LLC
FOUNDERS UNIVERSITY OROGRANDE DRILLING AND DEVELOPMENT UNIT
HUDSPETH COUNTY, TEXAS

ARTICLE 1 DEFINITIONS **1**
1.1 DEVELOPMENT UNIT 1
1.2 DEVELOPMENT UNIT WELL 1
1.3 PRODUCED SUBSTANCES 1
1.4 NON-PRODUCTIVE DEPTH 2
1.5 OPERATOR 2
1.6 PRODUCTIVE ACREAGE 2
ARTICLE 2 CREATION AND EFFECT OF DEVELOPMENT UNIT **2**
2.1 RIGHTS UNITIZED 2
2.2 AMENDMENT OF OIL AND GAS LEASES AND OTHER AGREEMENTS 2
2.3 CONTINUATION OF OIL AND GAS LEASES 2
ARTICLE 3 ALLOCATION OF PRODUCTION AND PAYMENT OF ROYALTY **3**
3.1 ALLOCATION TO TRACTS, ALLOCATION OF PRODUCTIVE ACREAGE, AND MINIMUM ROYALTY 3
3.2 DISTRIBUTION WITHIN TRACTS 3
3.3 ROYALTIES PAYABLE 3
3.4 FILING OF AFFIDAVITS OF PRODUCTION 3
ARTICLE 4 DRILLING AND DEVELOPMENT OBLIGATIONS **4**
4.1 DRILLING AN INITIAL DEVELOPMENT UNIT WELL 4
4.2 CONTINUOUS DEVELOPMENT OBLIGATION 4
4.3 EFFECT OF FAILING TO DRILL 4
4.4 DEVELOPMENT OBLIGATION AND REQUIREMENTS 4
ARTICLE 5 POLLUTION PREVENTION AND RELEASE AND INDEMNIFICATION **4**
5.1 POLLUTION PREVENTION 4
5.2 RELEASE AND INDEMNIFICATION 5
ARTICLE 6 EFFECTIVE DATE AND TERM **5**
6.1 CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT 5
6.2 EFFECTIVE DATE 5
6.3 TERM 5
6.4 CONDITIONS OF EARLY TERMINATION 5
6.5 EARLY RELEASE OF NON-PRODUCTIVE DEPTHS 6
6.6 EFFECT OF TERMINATION 6
6.7 REMOVING EQUIPMENT UPON TERMINATION 6
6.8 CERTIFICATE OF TERMINATION 6
6.9 EXTENSION OF DRILLING AND DEVELOPMENT UNIT AGREEMENT 6
ARTICLE 7 GENERAL PROVISIONS **6**
7.1 COMPLIANCE WITH ALL APPLICABLE LAWS AND REGULATIONS 6
7.2 NOTICES/ADDRESSES 6
7.3 ASSIGNMENT OF INTERESTS IN THE DEVELOPMENT UNIT 7
7.4 BINDING COVENANT 7
7.5 OPERATING AGREEMENT 7
7.6 LIENS AND SECURITY INTERESTS 7
7.7 APPLICABLE LAW 7
7.8 EXECUTION 7
7.9 AUTHORITY TO ENTER INTO THIS AGREEMENT 7

EXHIBITS AND ATTACHMENTS
EXHIBIT A
EXHIBIT B
EXHIBIT C

FILED FOR RECORD
AT 9:39 **O'CLOCK** A **M.**
ON THE 25th **DAY OF** May
A.D., 2017

Hon. Virginia Doyal
COUNTY CLERK HUDSPETH COUNTY TEXAS

BY ____________ **DEPUTY**

STATE OF TEXAS
COUNTY OF HUDSPETH
I hereby certify that this instrument was FILED on the date and at the time stamped hereon by me and was duly RECORDED in the Volume and Page of the 00000144907. Records of Hudspeth County, Texas

COUNTY CLERK
HUDSPETH COUNTY TEXAS

DEVELOPMENT UNIT AGREEMENT 2837
FOUNDERS OIL & GAS OPERATING, LLC
FOUNDERS UNIVERSITY OROGRANDE DRILLING AND DEVELOPMENT UNIT
HUDSPETH COUNTY, TEXAS

This DRILLING AND DEVELOPMENT UNIT AGREEMENT (this "Agreement"), effective as provided in Article 6.2, is entered into, by and between the Commissioner of the General Land Office, on behalf of the State of Texas (collectively referred to as "Lessor" or "the State") and as approved by the Board for Lease of University Lands (hereinafter referred to as the "Board" with both the State of Texas and Board collectively referred to as "University Lands"), Lessee and any other party who has or may execute this agreement (collectively referred to as "Lessees" and individually as "Lessee.") and Operator (the "Operator"). Parties executing this Agreement are individually referred to as a "Party" and collectively referred to as the "Parties".

RECITALS

WHEREAS, one hundred ninety-two (192) Leases covering the Tracts are in their primary term, which primary term expires on April 10, 2018; and

WHEREAS, Founders Oil & Gas, LLC, Hudspeth Oil Corporation, and Pandora Energy, LP, are the Lessees and Founders Oil & Gas Operating, LLC, is the Operator authorized to conduct operations under this Agreement; and

WHEREAS, Operator commenced the drilling of the Initial Development Unit Well on March 31, 2015. Operator commenced the drilling of the Second Development Unit Well on April 23, 2016. Both the Initial Development Unit Well and the Second Development Unit Well were commenced during the primary term of the Lease upon which said wells were drilled and will be counted as the first two (2) Development Unit Wells under this agreement; and

WHEREAS, the Lessees desire to develop the Leases and Tracts and conduct an exploration program on the Tracts in order to drill vertical and horizontal wells on the Tracts to a depth sufficient to test the Wolfcamp/Pennsylvanian Formations; and

WHEREAS, to fully develop the Leases and Tracts, the Parties desire to enter into this Agreement for the purpose of forming a Drilling and Development Unit, as defined below, and Lessees agree to pay a "Consideration Fee". The Consideration Fee will be paid in two installments; the Initial Consideration Fee due on or before April 10, 2017, and the Second Consideration Fee due on or before April 10, 2018; and

WHEREAS, in the interest of the public welfare and to promote the development of the Tracts, the State enters into this Agreement in conformance with *Texas Natural Resources Code*, Sections 52.151 and 52.152 and the *Texas Education Code* 66.64(5) and 66.64(6); and

WHEREAS, the Commissioner of the General Land Office (hereinafter the "Commissioner") is authorized to execute this Agreement on behalf of the State because this Agreement has been approved by the Board, or its delegate, and the Commissioner finds that this Agreement is in the best interest of the State.

WITNESSETH

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the Parties agree as follows:

ARTICLE 1 DEFINITIONS

1.1 DEVELOPMENT UNIT
Development Unit shall consist of the tracts described in **EXHIBIT A.** The tracts listed in **EXHIBIT A** shall be referred to individually as "Tract" or collectively as "Tracts". The tracts are subject to the oil and gas Leases also listed in **EXHIBIT A**. The oil and gas Leases listed in **EXHIBIT A** shall be referred to individually as "Lease" or collectively as "Leases". **EXHIBIT B** is a map that shows the boundary lines of the Development Unit. **EXHIBIT C** is the tabulation used in the determination of the allocation of Productive Acreage to a Development Unit Well. **EXHIBITS A, B,** and **C** are all attached hereto and incorporated herein by reference.

1.2 DEVELOPMENT UNIT WELL
Development Unit Well shall mean and refer to any well completed within the Development Unit that produces Produced Substances.

1.3 PRODUCED SUBSTANCES
Produced Substances shall mean and refer to all oil, gas, gaseous substances, sulphur contained in oil or gas, condensate, distillate, and all associated and constituent liquid or liquefiable hydrocarbons.

Development Unit Agreement Number 2837 2

1.4 NON-PRODUCTIVE DEPTH

a. Subject to the provisions set forth in Subparagraph (b) below, Non-Productive Depth shall mean and refer to all depths below the stratigraphic equivalent of the top of the Strawn Formation at 6,004' as shown on the Platform Express Density Neutron Composite log run on May 15, 2003, on the Trail Mountain Inc. University Cactus A35 #1 (42-229-30235) located in Section 35, Block A, University Land, Hudspeth County, Texas. The determination date will be December 31, 2023, unless this Agreement terminates earlier, or if the Agreement is extended for an additional term.

b. In the event Lessee drills and completes a Unit Well to a depth below the top of the Strawn Formation as defined in Subparagraph (a), ("Deep Well"), prior to December 31, 2023, the Non-Productive Depth for the Section in which the Deep Well is located, and the contiguous Sections adjacent to the Section containing the Deep Well, shall mean and refer to all depths 100' below the base of the deepest completed and producing formation. The determination date will be December 31, 2023, unless this Agreement terminates prior to that date or if the Agreement is extended for an additional term.

1.5 OPERATOR

Operator shall mean and refer to Founders Oil & Gas Operating, LLC, while the Development Unit Wells are being drilled and thereafter shall mean and refer to the Party designated and authorized by Lessees to conduct any and all operations under this Agreement, acting as Operator. If at any time no party is authorized to conduct such operations, each reference in this Agreement to Operator shall mean and refer to all Lessees.

1.6 PRODUCTIVE ACREAGE

For Unit Wells drilled above the top of the Strawn Formation, Productive Acreage, as to any vertical well, shall mean and refer to the acreage in a Tract allocated to each Development Unit Well for production purposes pursuant to the applicable rules and regulations of the Railroad Commission of Texas and as agreed upon and approved by University Lands. Productive Acreage, as to any horizontal Development Unit Well shall be the total of the acreage assigned to a horizontal Development Unit Well as stated in **EXHIBIT C** of this Agreement, plus tolerance acreage, if needed. If field rules do not exist, or if Lessee requests the consolidation of existing field rules, Lessee shall notify University Lands of such request prior to any Railroad Commission hearing and provide all exhibits to University Lands, relative to such hearing. If Lessee seeks new field rules or requests the amendment of existing field rules without University Lands consent, then such new field rules or amendments shall not be applicable relative to determining Productive Acreage, until such consent is given or the new field rules or amendments are ratified by University Lands for the purposes of this Development Unit.

ARTICLE 2 CREATION AND EFFECT OF DEVELOPMENT UNIT

2.1 RIGHTS UNITIZED

All oil, gas, and mineral interests in the Tracts covered by the Leases listed in Exhibit A of this Agreement, will be treated as a single unit during the term of this Agreement, but only for subsurface activities related to the exploration, development, and production of Produced Substances ("Unit Operations"). Operator may conduct subsurface Unit Operations as if the Drilling and Development Unit is covered by a single oil and gas lease containing all of the provisions of this Agreement. Surface access and rights within the Drilling and Development Unit are not unitized by this Agreement. All appurtenances, including but not limited to flow lines, power lines, well pad locations, commingled tank batteries and gathering lines, require an easement or commercial surface lease and are subject to fees as set out in the University of Texas System Rate and Damage Schedule. Operator must notify University Lands and comply with all University Lands surface use policies and requirements prior to installation of any appurtenances. Operator must measure and pay for actual water produced from the Drilling and Development Unit according to the University Lands of Texas System Rate and Damage Schedule in effect at the time the water is produced; provided that notwithstanding anything to the contrary in the rules and regulations of University Lands, Operator shall not be required to pay for recycled water where and to the extent that water produced from the Lands for use in Unit Operations, following its initial use, is recycled for additional use in one or more additional Unit Operations.

2.2 AMENDMENT OF OIL AND GAS LEASES AND OTHER AGREEMENTS

Unless otherwise specifically provided in this Agreement and for only so long as this Agreement is in force and effect, the provisions of the various oil and gas Leases, their amendments, and other agreements or instruments pertaining to the Tracts, are amended to the extent necessary to make them conform to the provisions of this Agreement, but such Leases, amendments, other agreements and instruments shall otherwise remain in full force and effect.

2.3 CONTINUATION OF OIL AND GAS LEASES

a. NON-UNIT ACTIVITIES

Nothing herein shall prevent the Operator from maintaining each Lease as to all depths and all acreage by any means that is both authorized by such Lease and independent of unit operations, unit production or payment of shut-in royalty on a Development Unit Well

Development Unit Agreement Number 2837 3

b. UNIT OPERATIONS
Operations, including drilling or reworking operations, conducted in the Development Unit during the term of this Agreement for Produced Substances shall be considered as operations upon each Tract, and shall be sufficient to continue in force and effect each Lease in the same manner and to the same extent as if such operations had been conducted and a Development Unit Well had been drilled on each Tract.

c. UNIT PRODUCTION
Production of Produced Substances from the Development Unit shall not be allocated and distributed to each Tract, as provided in Article 3 herein, and shall only be considered as production from the particular Tract from which it is produced. Provided, however, production from a horizontal Development Unit Well(s) shall be reported to the University Lease upon which the first take-point for that wellbore is located.

d. PRIMARY TERM EXTENSION
The Leases shall remain in full force and effect during the term of this Agreement, notwithstanding any provision of any Lease that would otherwise cause it to expire or terminate. Operator's payment of cash consideration to the State upon entering into this Agreement and its fulfillment of its obligations hereunder shall fully substitute for all conditions and requirements otherwise provided by the Leases for their extension, it being specifically understood that no extension fees shall be required under Article 7(c) of each Lease and that any limitation of the period during which any of the Leases may be maintained in effect by operations shall be deemed superseded by the provisions of this Agreement.

ARTICLE 3 ALLOCATION OF PRODUCTION AND PAYMENT OF ROYALTY

3.1 ALLOCATION TO TRACTS, ALLOCATION OF PRODUCTIVE ACREAGE, AND MINIMUM ROYALTY

It is the purpose of the Parties hereto to conserve the natural resources, prevent waste and secure other benefits obtainable through development and operation of the Lands and Leases pursuant to the terms, conditions and limitations set forth. Lessor and Lessee acknowledge that the most effective way to develop the Lands and Leases covered by this Agreement is to locate Development Unit Wells within the Unit Area that will optimize production and minimize the impact of that production upon the surface, and that the location of each Development Unit Well should be based primarily upon subsurface geology and not Lease boundaries within the Unit Area. In order to encourage Operator to accomplish this objective, each producing horizontal Development Unit Well located upon the Unit Area may be entitled to earn undeveloped acreage within the Unit Area, which shall be developed if deemed needed by University Lands. If production of Produced Substances is from multiple Tracts, then the Produced Substances will be allocated and reported to the Lease upon which the first take-point for that Development Unit Well is located. The amount of Produced Substances allocated to each Tract, regardless of whether the amount is more or less than the actual production of Produced Substances from the Development Unit Well, if any, on such Tract, will be deemed for all purposes to have been produced from such Tract. Notwithstanding anything else contained herein to the contrary, the Parties recognize that the allocation and reporting of production to the Lease upon which the first take point for the Development Unit Well is located is a convenience for University Lands and has no effect on the acreage assigned as Productive Acreage under Paragraph 1.6, which may include multiple Leases and Tracts. Beginning on the "Effective Date", and each anniversary date thereafter, Lessee will be excused from the minimum royalty payment for individual Leases within the Development Unit if the aggregate of royalty paid for the Leases within the Development Unit meets or exceeds the amount due for the aggregate of the minimum royalty payment.

3.2 DISTRIBUTION WITHIN TRACTS

Produced Substances allocated to each Tract shall be further distributed among, or accounted for, to the parties entitled to share in the production from such Tract in the same manner, in the same proportions, and upon the same conditions as the parties would have participated and shared in the production from such Tract, or in the proceeds thereof, had this Agreement not been entered into, and with the same legal effect.

3.3 ROYALTIES PAYABLE

Royalty for all Tracts within the Development Unit is 20%. Royalties on all Produced Substances shall be paid electronically in accordance with the terms of the Leases and the current Board rules for electronic royalty payments.

3.4 FILING OF AFFIDAVITS OF PRODUCTION

In addition to any other information that the Operator or Lessees must provide to the Board of Regents of the University of Texas System, (hereinafter referred to as "the Board of Regents") or the Board, or their representatives under the Leases, applicable statutes, or applicable rules, the Operator shall monthly execute and file two separate affidavits of production (University Lands Accounting forms UT-1 and UT-2 or other appropriate forms) for each producing Tract in the Development Unit: one covering all oil production and another covering all gas production. Unless otherwise approved in writing by the

Development Unit Agreement Number 2837 4

Assistant Director - University Lands Accounting, Operator shall electronically file all reports relating to this Development Unit in the form and manner provided for in the Board of Regents or Board rules relating to electronic filing.

ARTICLE 4 DRILLING AND DEVELOPMENT OBLIGATIONS

4.1 DRILLING AN INITIAL DEVELOPMENT UNIT WELL

Operator commenced the drilling of the Initial Development Unit Well on March 31, 2015. Operator commenced the drilling of the Second Development Unit Well on April 24, 2016. The Initial and the Second Development Unit Wells were drilled as vertical wells to a depth sufficient to test the Wolfcamp/Pennsylvanian Formations.

4.2 CONTINUOUS DEVELOPMENT OBLIGATION

On or before September 1, 2017, Operator will spud and drill one (1) Development Unit Well for the purpose of gathering data. Operator will attempt to core the well and run a Formation Imager Log (FMI) that gathers data across the Wolfcamp and Pennsylvanian Formations. Beginning January 1, 2018, and prior to December 31, 2018, Operator will drill and complete two (2) additional Development Unit Wells. Beginning January 1, 2019, and prior to December 31, 2019 , Operator will drill and complete three (3) Development Unit Wells. Beginning January 1, 2020 and prior to December 31, 2020, Operator will drill and complete four (4) Development Unit Wells. Beginning January 1, 2021 and prior to December 31, 2021, Operator will drill five (5) Development Unit Wells. Beginning January 1, 2022 and prior to December 31, 2022, Operator will drill and complete five (5) Development Unit Wells. Beginning January 1, 2023, and prior to December 31, 2023, Operator will drill and complete five (5) Development Unit Wells. All Development Unit Wells will be drilled to completion in good faith and in a good and workmanlike manner. If the Parties agree to continue this Drilling and Development Unit beyond 2023, the Parties will determine the Continuous Drilling Obligation required after 2023. Thereafter, Operator will commence the spudding of Development Unit Wells until Development Unit Wells have been drilled on the Development Unit in all commercially productive benches and formations to the maximum density permitted by the rules, regulations, or orders of the Railroad Commission and as approved by University Lands or as indicated on **EXHIBIT C**. The attached **EXHIBIT C** illustrates the acreage allocation for horizontal Development Unit Wells drilled within the Development Unit. Nothing herein will relieve the Operator or any Lessee from any obligation to reasonably develop as a whole the Lands and Leases committed hereto. Upon drilling and completing Development Unit Wells to the maximum density as required in this Article 4.2, Operator will agree to fully develop any additional commercially productive formation or subzone (Marker) within a formation until the Development Unit has been fully developed. Notwithstanding the Continuous Development Obligationset forth above, if Operator spuds and completes more than the required number of Development Unit Wells for a calendar year period, Operator will be allowed a credit for each additional Development Unit Well drilled during such year, that may be carried over to the Operator's Continuous Drilling Obligation for the next calendar year period.

4.3 EFFECT OF FAILING TO DRILL

If any Development Unit Well is not timely spudded or is not drilled as provided herein, then this Agreement will terminate in accordance with the provisions of Article 6.4.

4.4 DEVELOPMENT OBLIGATION AND REQUIREMENTS

Nothing herein shall relieve the Operator or any Lessee from any obligation to reasonably develop as a whole the Lands and Leases committed hereto. The State and all parties agree that all acreage covered by this Agreement will be developed on a Lease basis and the Productive Acreage assigned to any vertical Development Unit Well will contain only land covered by the particular Lease on which such well is located. For any horizontal Development Unit Well that is drilled into and produces from multiple Leases, University Lands will determine the Productive Acreage assigned as set forth on **EXHIBIT C** of this Agreement on the date of determination. Upon the termination of this Agreement, University Lands will create Pooled Unit Agreements encompassing the Productive Acreage allocated to all producing Development Unit Wells drilled under the terms of this Agreement. Operator agrees to comply with the surface commingling rules and regulations of the Board and the Railroad Commission whenever production from one Tract is to be commingled with production from another Tract. Beginning April 1, 2018, the Parties agree to have an annual "Technical Review" of all operations contemplated under the Drilling and Development Unit Agreement. Said Technical Review will include all discussion of proposed, existing, or amended field rules. Technical review will occur on or around June 1st of each year.

ARTICLE 5 POLLUTION PREVENTION AND RELEASE AND INDEMNIFICATION

5.1 POLLUTION PREVENTION

In conducting Unit Operations, the Operator and Lessees shall use all safeguards that would be used by a reasonably prudent operator to prevent contamination or pollution of any environmental medium, including without limitation soil, surface waters, groundwater, sediments, and surface or subsurface strata, or ambient air, by any waste, pollutant, or contaminant. The Operator and Lessees shall use all efforts that would be used by a reasonably prudent operator to contain any actual or potential release of any waste, contaminant, or pollutant to the environment and to recapture any escaped water, contaminant, or pollutant, including without limitation any escaped brine. In the event of contamination or pollution of any environmental medium resulting from Unit Operations or any other act or omission of the

Development Unit Agreement Number 2837 6

c. At the Termination of this Agreement, Operator will release any Lease not held by production or continuing drilling operations on such Lease.

6.5 EARLY RELEASE OF NON-PRODUCTIVE DEPTHS
Notwithstanding anything to the contrary in this Agreement, Operator agrees to release from this Agreement and from the respective Leases all Non-Productive Depths within thirty (30) days after their determination date as set out in Article 1.4 above.

6.6 EFFECT OF TERMINATION
Upon termination of this Agreement under Articles 6.3 or 6.4, the Operator shall abandon the further development and operation of the Development Unit as a unit, Unit Operations shall cease, and thereafter the parties hereto shall be governed by the terms and provisions of the Leases and the contracts affecting the separate Tracts. No Lease, or any part thereof, terminated during the term of this Agreement shall be revived by the termination of this Agreement.

6.7 REMOVING EQUIPMENT UPON TERMINATION
If this Agreement is terminated for any reason, the Operator shall not remove from the Tracts the casing or any other equipment, material, machinery, appliances or property owned by and used by the Operator in the development and production of Produced Substances, including without limitation any well casing or well equipment, without the consent of the Chief Executive Officer, University Lands. Such consent will not be granted until all dry or abandoned wells have been plugged to the satisfaction of the Railroad Commission of Texas and until all slush or refuse pits have been properly filled, and all broken or discarded lumber, all machinery, and all debris shall have been removed from the Tracts.

6.8 CERTIFICATE OF TERMINATION
Within thirty (30) days of the termination of this Agreement, the Operator shall prepare a certificate stating that this Agreement has terminated and stating the termination date, shall file this certificate for record in the county or counties where the Tracts are located and shall file a legible copy of the recorded certificate with the Board of Regents.

6.9 EXTENSION OF DRILLING AND DEVELOPMENT UNIT AGREEMENT
Provided Operator satisfies the Drilling and Development obligations as set out in Article 4.2 on or before December 31, 2023, the Parties may renegotiate for an additional five (5) year term, extending the term of the Agreement until December 31, 2028. This additional term will be based on a Consideration Fee of Twenty-five dollars ($25.00)/Undeveloped Acre, or an increased number of wells to be drilled and completed during this term, or a combination of these two provisions. For purposes of this provision, Developed Acreage, as to any vertical well, will mean and refer to the acreage in a Tract allocated to each Development Unit Well for production purposes pursuant to the applicable rules and regulations of the Railroad Commission of Texas and as agreed upon and approved by University Lands. Developed Acreage, as to any horizontal drainhole well, will be the total of the acreage allocated to a horizontal drainhole well as stated in **EXHIBIT C** of this Agreement, plus tolerance acreage (approximately twenty (20) additional acres), if needed, or shall be the number of acres the Railroad Commission of Texas allocates the operator to assign to obtain an allowable for the horizontal well pursuant to the applicable Statewide and/or Special Field Rules and as agreed upon and approved by University Lands. Undeveloped Acres will mean any acreage not allocated to a Development Unit Well. Notwithstanding anything else contained herein to the contrary, in the event the Operator, as Lessee, desires to extend this Agreement as provided in this Paragraph, the Operator has the right to select all or any part of the undeveloped acreage to extend and is not required to extend all Undeveloped Acreage contained in the Development Unit.

ARTICLE 7 GENERAL PROVISIONS

7.1 COMPLIANCE WITH ALL APPLICABLE LAWS AND REGULATIONS
Operator shall comply with the conservation laws of the State, the rules, regulations and orders of the Texas Railroad Commission or its successor agency, and all other applicable federal, state, and municipal laws, rules, regulations and orders, as same may be amended from time to time, including without limitation all regulations and rules of the Board and the provisions of and rules relating to the Antiquities Code, Texas Natural Resources Code, Chapter 191.

7.2 NOTICES/ADDRESSES
Any records, reports or other information required to be filed by this Agreement may be mailed to the addresses shown below. Any notices required to be given under this Agreement shall be effective three days after deposit in the United States Mail, at the appropriate address shown below:

The University of Texas System Board of Regents:
c/o University Lands
P.O. Box 553
Midland, TX 79702

Development Unit Agreement Number 2837 7

Operator:
Founders Oil & Gas Operating, LLC
113 Corporate Dr.
Midland, TX 79705
Attn: Brian M. Sirgo

7.3 ASSIGNMENT OF INTERESTS IN THE DEVELOPMENT UNIT

This Agreement is personal to Operator and is not assignable or transferrable without the prior written consent of the State, which consent may be withheld, granted, or conditioned as the State may deem proper, including the requirement of additional consideration to the State to be paid prior to any assignment having effect. Assignments of the underlying Oil and Gas Leases may be accomplished without the consent of the State; however, such assignment of the Leases without the prior written consent of the State shall nullify this Development Agreement. Any attempt to assign or transfer this Agreement without the prior written consent of the State shall not be effective. This provision shall be applicable to any and all assignments or transfers of this Agreement including, but not limited to, an attempted transfer to a wholly owned subsidiary of Operator, but shall not be applicable to a partial assignment of the underlying Oil and Gas Leases without a change in Operator.

7.4 BINDING COVENANT

Notwithstanding any other provision herein, the Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, devisees, legal representatives, successors, and assigns, and shall constitute a covenant running with the Lands, Leases, and interests covered hereby.

7.5 OPERATING AGREEMENT

On or before the effective date of this Agreement, Operator shall provide to the Chief Executive Officer, University Lands, a copy of any operating agreement or other agreement among Lessees and other interested parties relating to Operations in the Development Unit and shall provide a copy of any amendment thereto or additional agreement within ten (10) days after the effective date of such document. Operator shall have the exclusive right to conduct any and all operations in the Development Unit. Whenever Operator markets Produced Substances on behalf of any other Lessee, such agreement shall also authorize the Operator to act both individually and as each such Lessee's agent or representative in the tendering and reporting of royalties to the State under Article 3. Such agreement shall require Operator to be notified of all changes in the ownership of any Tract or in the ownership of any interest in the Development Unit.

7.6 LIENS AND SECURITY INTERESTS

Any lien or security interest held by the Operator in the Tracts or any improvements, equipment, or personal property thereon shall be subordinate to any lien or security interests held by the State.

7.7 APPLICABLE LAW

7.8 EXECUTION

This Agreement may be executed in duplicate original counterparts with the same force and effect as if all signatures were set forth upon a single instrument.

7.9 AUTHORITY TO ENTER INTO THIS AGREEMENT

The individuals executing this Agreement each represent that they have full power and authority to enter into this Agreement and that upon their execution hereof, this Agreement shall become a valid obligation of the party on whose behalf the individual executed this Agreement.

Development Unit Agreement Number 2837 8

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date evidenced by their respective certificate of acknowledgement hereof.

INCLUDE ACKNOWLEDGMENTS FOR ALL WORKING INTEREST OWNERS, IF APPLICABLE

FOUNDERS OIL & GAS, LLC,
LESSEE

By: ______________________
Name: Brian M. Sirgo
Title: President

Date: March 15th, 2017

BONNIE ATWATER
Notary Public, State of Texas
Notary ID 318441-3
My Commission Exp. 01-26-2021

THE STATE OF TEXAS §
§
COUNTY OF MIDLAND §

This instrument was acknowledged before me on this the 15TH day of March, 2017, by, Brian M. Sirgo as President of **FOUNDERS OIL & GAS, LLC,** a Delaware Limited Liability Company, on behalf of said company.

____
Notary Public
My Commission Expires:______________

FOUNDERS OIL & GAS OPERATING, LLC,
OPERATOR

By: ______________________
Name: Brian M. Sirgo
Title: President

Date: March 15th, 2017

BONNIE ATWATER
Notary Public, State of Texas
Notary ID 318441-3
My Commission Exp. 01-26-2021

THE STATE OF TEXAS §
§
COUNTY OF MIDLAND §

This instrument was acknowledged before me on this the 15TH day of March, 2017, by, Brian M. Sirgo as President of **FOUNDERS OIL & GAS OPERATING, LLC,** a Delaware Limited Liability Company, on behalf of said company.

Notary Public
My Commission Expires:______________

HUDSPETH OIL CORPORATION,
LESSEE

By: John A. Brda
Name: John A. Brda
Title: PRESIDENT

Date: 3-27-17

Bonnie F. Seggelink
Notary Public
State of Texas
Commission Expires 10-29-2017

THE STATE OF Texas §
§
COUNTY OF Collin §

This instrument was acknowledged before me on this the 27th day of March, 2017, by, John Brda as President of **HUDSPETH OIL CORPORATION,** a Nevada Corporation, on behalf of said Corporation.

Bonnie F. Seggelink
Notary Public
My Commission Expires: 10/29/2017

PANDORA ENERGY, LP,
LESSEE

By: R. Kenneth Dulin
Name: R. Kenneth Dulin
Title: General Partner

Date: 3/24/17

YULIYA WHITEHEAD
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164041164
MY COMMISSION EXPIRES OCTOBER 27, 2020

THE STATE OF Colorado §
§
COUNTY OF La Plata §

This instrument was acknowledged before me on this the 24 day of March, 2017, by, R. Kenneth Dulin as General Partner of **PANDORA ENERGY, LP,** a Limited Partnership, on behalf of said Limited Partnership.

Y. Whitehead
Notary Public
My Commission Expires: October 27th, 2020

Development Unit Agreement Number 2837 9

STATE OF TEXAS	BOARD FOR LEASE OF UNIVERSITY LANDS
By: ______________	By: ______________
George P. Bush	George P. Bush – Chairman
Commissioner of the General Land Office	Board for Lease of University Lands
Date: 4/10/17	Date: 4/10/17

Approved
Legal ______
Contents ______
Min. Leasing ______
Executive ______

Development Unit Agreement Number 2837

10

EXHIBIT A
Tracts In the Drilling & Development Unit

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
1.	115099	All of Section 1, Block A, University Land Survey, Hudspeth County, Texas	687.5	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138149 Official Records of Hudspeth County, TX
2.	115100	All of Section 2, Block A, University Land Survey, Hudspeth County, Texas	689.3	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138150 Official Records of Hudspeth County, TX
3.	115101	All of Section 3, Block A, University Land Survey, Hudspeth County, Texas	691.2	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138151 Official Records of Hudspeth County, TX
4.	115102	All of Section 4, Block A, University Land Survey, Hudspeth County, Texas	693.4	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138152 Official Records of Hudspeth County, TX
5.	115103	All of Section 5, Block A, University Land Survey, Hudspeth County, Texas	695.9	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138153 Official Records of Hudspeth County, TX
6.	115104	All of Section 6, Block A, University Land Survey, Hudspeth County, Texas	698.4	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138154 Official Records of Hudspeth County, TX
7.	115105	All of Section 7, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138155 Official Records of Hudspeth County, TX
8.	115106	All of Section 8, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138156 Official Records of Hudspeth County, TX
9.	115107	All of Section 9, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138157 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

11

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
10.	115108	All of Section 10, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138158 Official Records of Hudspeth County, TX
11.	115109	All of Section 11, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138159 Official Records of Hudspeth County, TX
12.	115110	All of Section 12, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138160 Official Records of Hudspeth County, TX
13.	115111	All of Section 13, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138161 Official Records of Hudspeth County, TX
14.	115112	All of Section 14, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138162 Official Records of Hudspeth County, TX
15.	115113	All of Section 15, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138163 Official Records of Hudspeth County, TX
16.	115114	All of Section 16, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138164 Official Records of Hudspeth County, TX
17.	115115	All of Section 17, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138165 Official Records of Hudspeth County, TX
18.	115116	All of Section 18, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138166 Official Records of Hudspeth County, TX
19.	115117	All of Section 19, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138167 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837 12

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
20.	115118	All of Section 20, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138168 Official Records of Hudspeth County, TX
21.	115119	All of Section 21, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138169 Official Records of Hudspeth County, TX
22.	115120	All of Section 22, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138170 Official Records of Hudspeth County, TX
23.	115121	All of Section 23, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138171 Official Records of Hudspeth County, TX
24.	115122	All of Section 24, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138172 Official Records of Hudspeth County, TX
25.	115123	All of Section 25, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138173 Official Records of Hudspeth County, TX
26.	115124	All of Section 26, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138174 Official Records of Hudspeth County, TX
27.	115125	All of Section 27, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138204 Official Records of Hudspeth County, TX
28.	115126	All of Section 28, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138146 Official Records of Hudspeth County, TX
29.	115127	All of Section 29, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138175 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

13

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
30.	115128	All of Section 30, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138176 Official Records of Hudspeth County, TX
31.	115129	All of Section 31, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138177 Official Records of Hudspeth County, TX
32.	115130	All of Section 32, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138178 Official Records of Hudspeth County, TX
33.	115131	All of Section 33, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138179 Official Records of Hudspeth County, TX
34.	115132	All of Section 34, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138180 Official Records of Hudspeth County, TX
35.	115133	All of Section 35, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138181 Official Records of Hudspeth County, TX
36.	115134	All of Section 36, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138182 Official Records of Hudspeth County, TX
37.	115135	All of Section 37, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138147 Official Records of Hudspeth County, TX
38.	115136	All of Section 38, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138183 Official Records of Hudspeth County, TX
39.	115137	All of Section 39, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138184 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

14

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
40.	115138	All of Section 40, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138185 Official Records of Hudspeth County, TX
41.	115139	All of Section 41, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138186 Official Records of Hudspeth County, TX
42.	115140	All of Section 42, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138187 Official Records of Hudspeth County, TX
43.	115141	All of Section 43, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138188 Official Records of Hudspeth County, TX
44.	115142	All of Section 44, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138189 Official Records of Hudspeth County, TX
45.	115143	All of Section 45, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138190 Official Records of Hudspeth County, TX
46.	115144	All of Section 46, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138191 Official Records of Hudspeth County, TX
47.	115145	All of Section 47, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138192 Official Records of Hudspeth County, TX
48.	115146	All of Section 48, Block A, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138193 Official Records of Hudspeth County, TX
49.	115147	All of Section 1, Block B, University Land Survey, Hudspeth County, Texas	682.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138194 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

15

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
50.	115148	All of Section 2, Block B, University Land Survey, Hudspeth County, Texas	683.2	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138195 Official Records of Hudspeth County, TX
51.	115149	All of Section 3, Block B, University Land Survey, Hudspeth County, Texas	684.1	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138196 Official Records of Hudspeth County, TX
52.	115150	All of Section 4, Block B, University Land Survey, Hudspeth County, Texas	684.9	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138197 Official Records of Hudspeth County, TX
53.	115151	All of Section 5, Block B, University Land Survey, Hudspeth County, Texas	685.2	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138198 Official Records of Hudspeth County, TX
54.	115152	All of Section 6, Block B, University Land Survey, Hudspeth County, Texas	685.9	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138199 Official Records of Hudspeth County, TX
55.	115153	All of Section 7, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138200 Official Records of Hudspeth County, TX
56.	115154	All of Section 8, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138201 Official Records of Hudspeth County, TX
57.	115155	All of Section 9, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138202 Official Records of Hudspeth County, TX
58.	115156	All of Section 10, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138203 Official Records of Hudspeth County, TX
59.	115157	All of Section 11, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138205 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

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TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
60.	115158	All of Section 12, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138206 Official Records of Hudspeth County, TX
61.	115159	All of Section 13, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138207 Official Records of Hudspeth County, TX
62.	115160	All of Section 14, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138208 Official Records of Hudspeth County, TX
63.	115161	All of Section 15, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138209 Official Records of Hudspeth County, TX
64.	115162	All of Section 16, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138210 Official Records of Hudspeth County, TX
65.	115163	All of Section 17, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138211 Official Records of Hudspeth County, TX
66.	115164	All of Section 18, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138212 Official Records of Hudspeth County, TX
67.	115165	All of Section 19, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138213 Official Records of Hudspeth County, TX
68.	115166	All of Section 20, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138214 Official Records of Hudspeth County, TX
69.	115167	All of Section 21, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138215 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

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TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
70.	115168	All of Section 22, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138216 Official Records of Hudspeth County, TX
71.	115169	All of Section 23, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138217 Official Records of Hudspeth County, TX
72.	115170	All of Section 24, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138218 Official Records of Hudspeth County, TX
73.	115171	All of Section 25, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138219 Official Records of Hudspeth County, TX
74.	115172	All of Section 26, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138148 Official Records of Hudspeth County, TX
75.	115173	All of Section 27, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138220 Official Records of Hudspeth County, TX
76.	115174	All of Section 28, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138221 Official Records of Hudspeth County, TX
77.	115175	All of Section 29, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138222 Official Records of Hudspeth County, TX
78.	115176	All of Section 30, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138223 Official Records of Hudspeth County, TX
79.	115177	All of Section 31, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138224 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

18

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
80.	115178	All of Section 32, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138225 Official Records of Hudspeth County, TX
81.	115179	All of Section 33, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138226 Official Records of Hudspeth County, TX
82.	115180	All of Section 34, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138227 Official Records of Hudspeth County, TX
83.	115181	All of Section 35, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138228 Official Records of Hudspeth County, TX
84.	115182	All of Section 36, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138229 Official Records of Hudspeth County, TX
85.	115183	All of Section 37, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138230 Official Records of Hudspeth County, TX
86.	115184	All of Section 38, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138231 Official Records of Hudspeth County, TX
87.	115185	All of Section 39, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138232 Official Records of Hudspeth County, TX
88.	115186	All of Section 40, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138233 Official Records of Hudspeth County, TX
89.	115187	All of Section 41, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138234 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

19

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
90.	115188	All of Section 42, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138235 Official Records of Hudspeth County, TX
91.	115189	All of Section 43, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138236 Official Records of Hudspeth County, TX
92.	115190	All of Section 44, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138237 Official Records of Hudspeth County, TX
93.	115191	All of Section 45, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138238 Official Records of Hudspeth County, TX
94.	115192	All of Section 46, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138239 Official Records of Hudspeth County, TX
95.	115193	All of Section 47, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138240 Official Records of Hudspeth County, TX
96.	115194	All of Section 48, Block B, University Land Survey, Hudspeth County, Texas	686.7	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138241 Official Records of Hudspeth County, TX
97.	115195	All of Section 1, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138242 Official Records of Hudspeth County, TX
98.	115196	All of Section 2, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138243 Official Records of Hudspeth County, TX
99.	115197	All of Section 3, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138244 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

20

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
100.	115198	All of Section 4, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138245 Official Records of Hudspeth County, TX
101.	115199	All of Section 5, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138247 Official Records of Hudspeth County, TX
102.	115200	All of Section 6, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138248 Official Records of Hudspeth County, TX
103.	115201	All of Section 7, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138249 Official Records of Hudspeth County, TX
104.	115202	All of Section 8, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138250 Official Records of Hudspeth County, TX
105.	115203	All of Section 9, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138251 Official Records of Hudspeth County, TX
106.	115204	All of Section 10, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138252 Official Records of Hudspeth County, TX
107.	115205	All of Section 11, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138253 Official Records of Hudspeth County, TX
108.	115206	All of Section 12, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138254 Official Records of Hudspeth County, TX
109.	115207	All of Section 13, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138255 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

21

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
110.	115208	All of Section 14, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138256 Official Records of Hudspeth County, TX
111.	115209	All of Section 15, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138257 Official Records of Hudspeth County, TX
112.	115210	All of Section 16, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138258 Official Records of Hudspeth County, TX
113.	115211	All of Section 17, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138259 Official Records of Hudspeth County, TX
114.	115212	All of Section 18, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138260 Official Records of Hudspeth County, TX
115.	115213	All of Section 19, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138261 Official Records of Hudspeth County, TX
116.	115214	All of Section 20, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138262 Official Records of Hudspeth County, TX
117.	115215	All of Section 21, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138263 Official Records of Hudspeth County, TX
118.	115216	All of Section 22, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138264 Official Records of Hudspeth County, TX
119.	115217	All of Section 23, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138265 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837 22

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
120.	115218	All of Section 24, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138266 Official Records of Hudspeth County, TX
121.	115219	All of Section 25, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138267 Official Records of Hudspeth County, TX
122.	115220	All of Section 26, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138268 Official Records of Hudspeth County, TX
123.	115221	All of Section 27, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138269 Official Records of Hudspeth County, TX
124.	115222	All of Section 28, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138270 Official Records of Hudspeth County, TX
125.	115223	All of Section 29, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138271 Official Records of Hudspeth County, TX
126.	115224	All of Section 30, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138272 Official Records of Hudspeth County, TX
127.	115225	All of Section 31, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138273 Official Records of Hudspeth County, TX
128.	115226	All of Section 32, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138274 Official Records of Hudspeth County, TX
129.	115227	All of Section 33, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138275 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

23

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
130.	115228	All of Section 34, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138276 Official Records of Hudspeth County, TX
131.	115229	All of Section 35, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138277 Official Records of Hudspeth County, TX
132.	115230	All of Section 36, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138278 Official Records of Hudspeth County, TX
133.	115231	All of Section 37, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138279 Official Records of Hudspeth County, TX
134.	115232	All of Section 38, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138280 Official Records of Hudspeth County, TX
135.	115233	All of Section 39, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138281 Official Records of Hudspeth County, TX
136.	115234	All of Section 40, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138282 Official Records of Hudspeth County, TX
137.	115235	All of Section 41, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138283 Official Records of Hudspeth County, TX
138.	115236	All of Section 42, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138284 Official Records of Hudspeth County, TX
139.	115237	All of Section 43, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138285 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

24

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
140.	115238	All of Section 44, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138286 Official Records of Hudspeth County, TX
141.	115239	All of Section 45, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138287 Official Records of Hudspeth County, TX
142.	115240	All of Section 46, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138288 Official Records of Hudspeth County, TX
143.	115241	All of Section 47, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138289 Official Records of Hudspeth County, TX
144.	115242	All of Section 48, Block E, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138290 Official Records of Hudspeth County, TX
145.	115243	All of Section 1, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138291 Official Records of Hudspeth County, TX
146.	115244	All of Section 2, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138292 Official Records of Hudspeth County, TX
147.	115245	All of Section 3, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138293 Official Records of Hudspeth County, TX
148.	115246	All of Section 4, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138294 Official Records of Hudspeth County, TX
149.	115247	All of Section 5, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138295 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

25

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
150.	115248	All of Section 6, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138296 Official Records of Hudspeth County, TX
151.	115249	All of Section 7, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138297 Official Records of Hudspeth County, TX
152.	115250	All of Section 8, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138298 Official Records of Hudspeth County, TX
153.	115251	All of Section 9, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138299 Official Records of Hudspeth County, TX
154.	115252	All of Section 10, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138300 Official Records of Hudspeth County, TX
155.	115253	All of Section 11, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138301 Official Records of Hudspeth County, TX
156.	115254	All of Section 12, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138302 Official Records of Hudspeth County, TX
157.	115255	All of Section 13, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138303 Official Records of Hudspeth County, TX
158.	115256	All of Section 14, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138304 Official Records of Hudspeth County, TX
159.	115257	All of Section 15, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138305 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837
26

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
160.	115258	All of Section 16, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138306 Official Records of Hudspeth County, TX
161.	115259	All of Section 17, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138307 Official Records of Hudspeth County, TX
162.	115260	All of Section 18, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138308 Official Records of Hudspeth County, TX
163.	115261	All of Section 19, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138309 Official Records of Hudspeth County, TX
164.	115262	All of Section 20, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138310 Official Records of Hudspeth County, TX
165.	115263	All of Section 21, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138311 Official Records of Hudspeth County, TX
166.	115264	All of Section 22, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138312 Official Records of Hudspeth County, TX
167.	115265	All of Section 23, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138313 Official Records of Hudspeth County, TX
168.	115266	All of Section 24, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138314 Official Records of Hudspeth County, TX
169.	115267	All of Section 25, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138315 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

27

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
170.	115268	All of Section 26, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138316 Official Records of Hudspeth County, TX
171.	115269	All of Section 27, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138317 Official Records of Hudspeth County, TX
172.	115270	All of Section 28, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138318 Official Records of Hudspeth County, TX
173.	115271	All of Section 29, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138319 Official Records of Hudspeth County, TX
174.	115272	All of Section 30, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138320 Official Records of Hudspeth County, TX
175.	115273	All of Section 31, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138321 Official Records of Hudspeth County, TX
176.	115274	All of Section 32, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138322 Official Records of Hudspeth County, TX
177.	115275	All of Section 33, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138323 Official Records of Hudspeth County, TX
178.	115276	All of Section 34, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138324 Official Records of Hudspeth County, TX
179.	115277	All of Section 35, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138325 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

28

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
180.	115278	All of Section 36, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138326 Official Records of Hudspeth County, TX
181.	115279	All of Section 37, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138327 Official Records of Hudspeth County, TX
182.	115280	All of Section 38, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138328 Official Records of Hudspeth County, TX
183.	115281	All of Section 39, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138329 Official Records of Hudspeth County, TX
184.	115282	All of Section 40, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138330 Official Records of Hudspeth County, TX
185.	115283	All of Section 41, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138331 Official Records of Hudspeth County, TX
186.	115284	All of Section 42, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138332 Official Records of Hudspeth County, TX
187.	115285	All of Section 43, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138333 Official Records of Hudspeth County, TX
188.	115286	All of Section 44, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138334 Official Records of Hudspeth County, TX
189.	115287	All of Section 45, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138335 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837

29

TRACT	UNIVERSITY LEASE #	LEASE DESCRIPTION	ACRES	LESSOR	LESSEE	DOCUMENT DATE	RECORDING DATA BOOK & PAGE
190.	115288	All of Section 46, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138336 Official Records of Hudspeth County, TX
191.	115289	All of Section 47, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138337 Official Records of Hudspeth County, TX
192.	115290	All of Section 48, Block F, University Land Survey, Hudspeth County, Texas	709.6	State of Texas	Founders Oil & Gas, LLC	4/10/2013	Document #138338 Official Records of Hudspeth County, TX

Development Unit Agreement Number 2837 30

EXHIBIT B
Plat of Development Unit

OTERO COUNTY, NEW MEXICO
UNIVERSITY
BLK A
UNIVERSITY
BLK B
UNIVERSITY
BLK F
UNIVERSITY
BLK E

Development Unit Agreement Number 2837 31

EXHIBIT C
Tabulation Determining Allocation of Productive Acreage

Horizontal Length, Ft Minimum	Horizontal Length, Ft Maximum	TOTAL ACRES IN PRORATION UNIT
100	585	60
586	1,170	80
1,171	1,755	100
1,756	2,340	120
2,341	2,925	140
2,926	4,880	160
4,881	5,850	200
5,851	6,435	220
6,436	7,020	240
7,021	7,605	260
7,606	8,190	280

For each additional 600 ft. increment an additional 30 acres shall be allowed per each increment.

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OR ALL OF THE FOLLOWING INFORMATION FROM ANY INSTRUMENT THAT TRANSFERS AN INTEREST IN REAL PROPERTY BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER'S LICENSE NUMBER.

AMENDMENT TO DEVELOPMENT UNIT AGREEMENT 2837
HUDSPETH OPERATING, LLC
HUDSPETH COUNTY, TEXAS

This AMENDMENT TO DEVELOPMENT UNIT AGREEMENT 2837 (this "Amendment"), effective as of January 1, 2020, is entered into by and between the Commissioner of the General Land Office on behalf of the State of Texas (collectively referred to as "Lessor" or the "State" and as approved by the Board for Lease of University Lands (hereinafter referred to as the "Board" with both the State of Texas and Board collectively referred to as "University Lands"), Lessee and any other party who has or may execute this Amendment (collectively referred to as "Lessees" and individually as "Lessee") and Operator (the "Operator"). Parties executing this Amendment are individually referred to as a "Party" and collectively referred to as the "Parties".

BACKGROUND

WHEREAS, on January 1, 2017, the Parties entered into that certain **DEVELOPMENT UNIT AGREEMENT 2837** (the "DUA"), recorded as Document #00000144907 of the Official Records of Hudspeth County, Texas.

WHEREAS, effective July 31, 2018, University Lands gave its consent to allow the Lessee to change the Operator of record from Founders Oil & Gas Operating, LLC to the current Operator, Maverick Operating, LLC.

WHEREAS, the Parties now wish to amend the DUA to again update the Operator and to amend the Continuous Development Obligation.

WHEREAS, capitalized terms not defined herein shall have the meaning ascribed to them in the DUA.

NOW THEREFORE, for adequate consideration and to effectuate the foregoing, the Parties agree that **ARTICLE 1.5**, **ARTICLE 4.2, ARTICLE 6.3, ARTICLE 6.9,** and **ARTICLE 7.2** are hereby deleted in their entirety and replaced as follows:

1.5 OPERATOR

Operator shall mean and refer to Hudspeth Operating, LLC, while the Development Unit Wells are being drilled and thereafter shall mean and refer to the Party designated and authorized by Lessees to conduct any and all operations under this Agreement, acting as Operator. If at any time no party is authorized to conduct such operations, each reference in this Agreement to Operator shall mean and refer to all Lessees.

Amendment to Development Unit Agreement #2837

4.2 CONTINUOUS DEVELOPMENT OBLIGATION

No Development Unit wells will be required for the calendar year beginning on January 1, 2020 and ending December 31, 2020. Beginning January 1, 2021 and prior to December 31, 2021, Operator will drill four (4) Development Unit Wells. Beginning January 1, 2022 and prior to December 31, 2022, Operator will drill and complete five (5) Development Unit Wells. Beginning January 1, 2023, and prior to December 31, 2023, Operator will drill and complete five (5) Development Unit Wells. Beginning January 1, 2024 and prior to December 31, 2024, Operator will drill and complete five (5) Development Unit Wells. All Development Unit Wells will be drilled to completion in good faith and in a good and workmanlike manner. If the Parties agree to continue this Drilling and Development Unit beyond 2024, the Parties will determine the Continuous Drilling Obligation required after 2024. Thereafter, Operator will commence the spudding of Development Unit Wells until Development Unit Wells have been drilled on the Development Unit in all commercially productive benches and formations to the maximum density permitted by the rules, regulations, or orders of the Railroad Commission and as approved by University Lands or as indicated on **EXHIBIT C**. The attached **EXHIBIT C** illustrates the acreage allocation for horizontal Development Unit Wells drilled within the Development Unit. Nothing herein will relieve the Operator or any Lessee from any obligation to reasonably develop as a whole the Lands and Leases committed hereto. Upon drilling and completing Development Unit Wells to the maximum density as required in this Article 4.2, Operator will agree to fully develop any additional commercially productive formation or subzone (Marker) within a formation until the Development Unit has been fully developed. Notwithstanding the Continuous Development Obligation set forth above, if Operator spuds and completes more than the required number of Development Unit Wells for a calendar year period, Operator will be allowed a credit for each additional Development Unit Well drilled during such year, that may be carried over to the Operator's Continuous Drilling Obligation for the next calendar year period.

6.3 TERM

The Term of this Agreement begins on the Effective Date set in Article 6.2 and, unless terminated under Article 6.4, continues until December 31, 2024, unless this Agreement is extended by all Parties as outlined in Article 6.9.

6.9 EXTENSION OF DRILLING AND DEVELOPMENT UNIT

Provided Operator satisfies the Drilling and Development obligations as set out in Article 4.2 on or before December 31, 2024, the Parties may renegotiate for an additional five (5) year term, extending the term of the Agreement until December 31, 2029. This additional term will be based on a Consideration Fee of Twenty-five dollars ($25.00)/Undeveloped Acre, or an increased number of wells to be drilled and completed during this term, or a combination of these two provisions. For purposes of this provision, Developed Acreage, as to any vertical well, will mean and refer to the acreage in a Tract allocated to each Development Unit Well for production purposes pursuant to the applicable rules and regulations of the Railroad Commission of Texas and as agreed upon and approved by University Lands. Developed Acreage, as to any horizontal drainhole well, will be the total of the acreage allocated to a horizontal drainhole well as stated in **EXHIBIT C** of this Agreement, plus tolerance acreage (approximately twenty (20) additional acres), if needed, or shall be the number of acres the Railroad Commission of Texas allocates the operator to assign to obtain an allowable for the

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Amendment to Development Unit Agreement #2837

horizontal well pursuant to the applicable Statewide and/or Special Field Rules and as agreed upon and approved by University Lands. Undeveloped Acres will mean any acreage not allocated to a Development Unit Well. Notwithstanding anything else contained herein to the contrary, in the event the Operator, as Lessee, desires to extend this Agreement as provided in this Paragraph, the Operator has the right to select all or any part of the undeveloped acreage to extend and is not required to extend all Undeveloped Acreage contained in the Development Unit.

7.2 NOTICES/ADDRESSES

Any records, reports or other information required to be filed by this Agreement may be mailed to the addresses shown below. Any notices required to be given under this Agreement shall be effective three days after deposit in the United States Mail, at the appropriate address shown below:

The University of Texas System Board of Regents:
c/o University Lands
P.O. Box 553
Midland, TX 79702

Operator:
Hudspeth Operating, LLC
6300 Ridglea Place
Suite 890
Fort Worth, TX 76116

* * *

To the extent of a conflict between the terms of the DUA and this Amendment, this Amendment will control.

Except as specifically modified by this Amendment, the Parties adopt, ratify, and confirm all the terms and conditions of the DUA.

The effective date of this Amendment is retroactive and shall be January 1, 2020.

IN WITNESS WHEREOF, the parties have executed this **AMENDMENT TO DEVELOPMENT UNIT AGREEMENT 2837** on the date evidenced by their respective certificate of acknowledgement hereof.

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Amendment to Development Unit Agreement #2837

INTENTIONALLY BLANK—SIGNATURES FOLLOW

4

Amendment to Development Unit Agreement #2837

University Lands **LESSOR** By: [signature] Name: William R. Murphy Jr. Title:	THE STATE OF Texas § § COUNTY OF Harris § This instrument was acknowledged before me on this the 25th day of August 2022, by William R. Murphy Jr., Chief Executive Officer of University Lands, on behalf of said company. [signature] Notary Public SHAUNA R. ROWLETT NOTARY PUBLIC ID# 133610537 State of Texas Comm. Exp. 03-11-2026 NOTARY WITHOUT BOND
Hudspeth Oil Corporation **LESSEE** By: [signature] Name: Ken Rice Title: Manager	THE STATE OF Nova Scotia § § COUNTY OF Halifax § This instrument was acknowledged before me on this the 27 day of July 2022, by Ken Rice, Manager of **Hudspeth Oil Corporation**, a Nevada corporation, on behalf of said company. NOEL W. FELLOWS A Notary Public in and for the Province of Nova Scotia [signature] Notary Public
Wolfbone Investments, LLC **LESSEE** By: [signature] Name: Greg McCabe Title: Manager	THE STATE OF Texas § § COUNTY OF Midland § This instrument was acknowledged before me on this the 9th day of August 2022, by Greg McCabe, Manager of **Wolfbone Investments, LLC**, a Texas limited liability company, on behalf of said company. [signature] Notary Public AMY TAYLOR Notary Public, State of Te Comm. Expires 09-19-20 Notary ID 129565424
Pandora Energy, LP **LESSEE** By: [signature] Name: R. Kenneth Dulin Title: General Partner	THE STATE OF Colorado § § COUNTY OF Boulder § This instrument was acknowledged before me on this the 8 day of August 2022, by R. Kenneth Dulin, General Partner of **Pandora Energy LP**, a Colorado limited partnership, on behalf of said company. [signature] Notary Public PRABIN RAJ GAUTAM NOTARY PUBLIC STATE OF COLORADO NOTARY ID 20214030457 MY COMMISSION EXPIRES SEPTEMBER 14, 2025

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Amendment to Development Unit Agreement #2837

Hudspeth Operating, LLC
OPERATOR

By: ____________________
Name: Ken Rice
Title: Manager

NOEL W. FELLOWS
A Notary Public in and for the Province of Nova Scotia

THE STATE OF Nova Scotia §
COUNTY OF Halifax §
§

This instrument was acknowledged before me on this the 25 day of July 2022, by Ken Rice, Manager of **Hudspeth Operating LLC**, a Texas limited liability company, on behalf of said company.

____
Notary Public

STATE OF TEXAS
Lessor

By: ____________________
George P. Bush – Chairman,
Commissioner of the General Land Office

Date:

BOARD FOR LEASE OF UNIVERSITY LANDS

By: ____________________
George P. Bush –
Board for Lease of University Lands

Date:

6

Amendment to Development Unit Agreement #2837

Hudspeth Operating, LLC **OPERATOR** By:______________________ Name: Ken Rice Title: Manager	THE STATE OF ________ § § COUNTY OF ________ § This instrument was acknowledged before me on this the ______ day of ____________ 2022, by Ken Rice, Manager of **Hudspeth Operating LLC**, a Texas limited liability company, on behalf of said company. ______________________ Notary Public

STATE OF TEXAS By: ______________________ Mark A. Havens – Chief Clerk and Deputy Land Commissioner Date: 10/11/22	**BOARD FOR LEASE OF UNIVERSITY LANDS** By: ______________________ Mark A. Havens – Deputy Land Commissioner on behalf of George P. Bush Chairman Board for Lease of University Lands Date: 10/11/22

FILED FOR RECORD

AT 12:54 O'CLOCK P M.

ON THE 1st DAY OF November

A.D., 20 22

Hon. Brenda Sanchez
COUNTY CLERK HUDSPETH COUNTY, TEXAS

BY ______________ DEPUTY

STATE OF TEXAS
COUNTY OF HUDSPETH
I hereby certify that this instrument was FILED on the date and at the time stamped hereon by me and was duly RECORDED in the Volume and Page of the 00000155938.
Records of Hudspeth County, Texas

COUNTY CLERK
HUDSPETH COUNTY, TEXAS

6

ANNEX D

Wildcat Valuation Schedule

		Wildcat	Wildcat	Wildcat	Wildcat
		Panther	Cowboy	Packer	Valentine	Totals
3/29/2024	Acquisition of Member Interests
	NBH Share Consideration	950,300	247,865	292,700	1,009,135	2,500,000

	Project Acreage - Net	645	696	696	3759	5796

	Value from subsequent transactions -

3/28/2024	Cash received for 100% of its 40% WI - Magnetar				$964,448.00
	Less NBH Pmts for Co-Valentine owner - ORX				$(240,000.00)
	Zebrowski on behalf of ORX				$(60,000.00)
					$664,448.00

4/12/2024	Cash received from White Rhino				$119,448.00
	(NBH sold its 1/3 right to participate in Valentine)
	Less NBH Pmts for Co-Valentine owner - ORX				$(47,779.20)
	Zebrowski on behalf of ORX				$(23,889.60)

3/27/2024	Cash received for 100% of its 80% WI from Magnetar	$428,918.05
	Cash paid to MPC re Panther WI by Magnetar	$70,081.95
		$499,000.00

	TOTAL SUBSEQUENT TRANSACTION VALUE	$499,000.00	$-	$-	$712,227.20	$1,211,227.20

	Wildcat	Wildcat	Wildcat	Wildcat
	Panther	Cowboy	Packer	Valentine	Totals
Derivative per Acre value based on Subsequent Cash Receipt	$773.64	$-	$-	$189.47

Interpolate Acreage Value to Cowboy and Packer similarly-situated properties based on Panther		$773.64	$773.64

Total Values	$499,000.00	$538,455.81	$538,455.81	$712,227.20	$2,288,138.83

Value per Share of Common Stock					$0.92

Alternative Valuation Method - Acreage Values per Landman

Average Lease Bonus per Acre	$157.48	$153.31	$153.31	$248.09

Total Values	$101,575	$106,704	$106,704	$932,570	$1,247,552

Value per Share of Common Stock					$0.50

Independent valuation per share of common stock					$0.18

ANNEX E

Weaver and Tidwell, LLP – Wildcat Valuation Memorandum dated March 29, 2024

(See attached)

Roger Wurtele

Chief Financial Officer

Next Bridge Hydrocarbons, Inc.

6300 Ridgelea Place, Suite 850

Fort Worth, TX 76116

Introduction: Next Bridge Hydrocarbons, Inc. (the “Company,” “you,” and “your”) engaged Weaver and Tidwell, L.L.P (“Weaver,” “our,” “us,” and “we”) to provide valuation-related consulting services (the “Services”) for financial reporting purposes. The Services, which are advisory in nature, are effective as of March 29, 2024 (the “Valuation Date”).

On the Valuation Date, the Company acquired 100% membership interests in four LLCs (“LLCs”) in exchange for 2,500,000 shares of stock in the Company (“Subject Interest”), referred to herein as the “Wildcat Acquisition.” The LLCs, namely Panther, Cowboy, Parker, and Valentine, solely posses undeveloped oil and gas leases in Louisiana. Valentine’s assets are located in LaFourche County, Louisiana, while Packer’s, Cowboy’s, and Panther’s assets are situated in Acadia County, Louisiana. The total net acres acquired for Panther, Cowboy, Packer, and Valentine amount to 645, 696, 696, and 3,759, respectively, totaling 5,796 acres. As part of the Wildcat Acquisition, the Company prearranged the sale of certain lease interests acquired, referred to herein as the “Subsequent Sale.” The Subsequent Sale involved the cash sale of lease interests in Valentine and Panther to unrelated parties, considered to occur simultaneously on the Valuation Date.

The most recent date common shares were valued was as of April 25, 2023. As of that date, the fair value was determined to be $0.19 per share.

Purpose: The purpose of the Services is to determine the fair value of the Subject Interest as of the Valuation Date. To achieve this, it is necessary to determine the fair value of the Company’s common shares by assessing the fair value of its assets and liabilities.

To determine the fair value of the common shares issued to the seller, it is appropriate to follow these steps: (1) Establish the fair value of the issuing company before the transaction, which serves as a baseline value for its shares; (2) Calculate the fair value of the acquired assets and adjust the pre-transaction valuation to reflect the fair value of the combined entity after considering the acquired assets; and (3) Based on the adjusted valuation, determine the proportionate value of the common shares issued to the seller by dividing the adjusted fair value of the combined entity by the total number of shares outstanding after the transaction, including the newly issued shares.

Financial Condition of Company: The Company holds the following assets.

●	Cash;	●	Other Current Assets;
●	Accounts Receivable;	●	Deposit RRC Bond; and
●	Prepaid Expenses;	●	Oil and Gas Assets.

The oil and gas assets are made up of undeveloped leased acreage in the Orogrande Basin in Texas and the assets held by the LLCs after the Wildcat Acquisition.

As of April 25, 2023, the book value of 88.686 million was considered reasonable to determine the $0.19 price per common share of the Company. This value has been rolled forward based on additional development cost incurred after April 25, 2023.

The value of the assets held by the LLCs is discussed in the subsequent section of this memorandum (“Memo”).

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The Company holds the following liabilities:

●	Accounts Payable;	●	Asset Retirement Obligations; and
●	Notes Payable;	●	Other Liabilities (Accrued Interest Payable and Prepayments).

No adjustments to the value of the liabiltiies was deemed necessary as of the Valuation Date as these assets represent current liabilities or liabilities which have market terms.

Valuation of Assets Held by LLCs: Four methods were considered in the valuation of the Company. The Company provided two of the three methods listed below to determine the value of the assets in the Wildcat Acquisition. The first method utilizes information from the Subsequent Sale provided by the Company. The second method employs lease bonus values per acre provided by an independent landman, Todd Schoeffler, who facilitated the transaction of the leases and provides consulting services for their maintenance. For the third method, we used comparable transactions in the geographic region via ShaleExperts M&A Database to apply to the acreage.

Subsequent Sale Method: The first method is using the Subsequent Sale of Panther and Valentine to estimate the value of the LLCs. Valentine sold for $712,227 or $189.47 per acre, while Panther sold for $499,000 or $773.64 per acre. Given the proximity of Panther, Packer, and Cowboy, which are within a two-mile radius of each other on the same 10 square mile 3-D shoot, and their similar geology based on proprietary geology reports provided by the Company, the Company indicated that $773.64 per acre was used as a proxy for valuing Packer and Cowboy. Based on the 696 acres for both Cowboy and Packer, the estimated value for each is $538,456.

	Panther	Cowboy	Packer	Valentine	Totals
Value per Acre	$773.64	$773.64	$773.64	$189.47
Acres	645	696	696	3,759
Total Values	$499,000	$538,456	$538,456	$712,227	$2,288,139

Comparable Lease Method: The second method utilizes average lease bonus values per acre from over 150 leases purchased in the area in the years leading up to the Valuation Date, as provided by Todd Shoeffler.

Valentine
Contract Count	Net Acres	Bonus	Bonus / Acre
74	3,759.3	$932,661	248.09

Packer / Cowboy
Contract Count	Net Acres	Bonus	Bonus / Acre
86	1,391.2	$213,287	153.31

Panther
Contract Count	Net Acres	Bonus	Bonus / Acre
17	644.7	$101,531	157.49

	Panther	Cowboy	Packer	Valentine	Totals
Average Lease Bonus per Acre	$157.48	$153.31	$153.31	$248.09
Acres	645	696	696	3,759
Total Values	$101,575	$106,704	$106,704	$932,570	$1,247,552
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Comparable Transaction Method: Weaver made attempts to use comparable transactions to value the assets. Out of 10 transactions located in the Gulf Coast/Louisiana region through a search in the ShaleExperts M&A Database, only 5 had sufficient information to provide usable valuation multiples, which are presented below. Two of the five transactions involved multiple plays in various geographic locations across the United States and had the highest $/acre multiples. Additionally, these transactions are dated and not in a consistent area with the LLCs. The assets held by the LLCs are not in as desirable areas as those identified in the transactions. We have selected the minimum multiple to apply to the total acres of the LLCs.

						$/Acre
Date Annouced	Headline	Value ($mm)	Deals Type	Region	Play	(Adjusted)
11/22/2021	Paloma Partners to Acquire Goodrich for $480 Million; Take Company Private	$480	Corporate	Multiple	Multiple	2,105
7/27/2018	BP to Acquire BHP’s Eagle Ford, Permian, Haynesville Assets for $10.5 Billion Cash	$10,500	Property	Multiple	Multiple	6,170
1/4/2018	Amelia Resources Unloads Louisiana Austin Chalk Acreage for $87MM	$87	Acreage	Gulf Coast	Austin Chalk	1,024
12/20/2017	PetroQuest Acquires Louisiana Austin Chalk Assets	$18.60	Acreage	Gulf Coast	Austin Chalk	756
3/2/2017	Encana Unloads TMS Assets to Australis in $80MM Deal	$80	Property	Gulf Coast	Tuscaloosa Marine Shale (TMS)	656
					Median	1,024
					Lower Quartile	756
					Minimum	656
					Selected Multiple	656
					Total Acres	5,796
					Estiamted Value	3,802,176

Based on these three methods, the range of values for the LLCs is estimated to be between $1,247,552 and $3,802,176.

Synthesis of Value – Adjusted Net Asset Value Method

After we calculated the fair value of the acquired assets, we needed to adjust the pre-transaction valuation to reflect the fair value of the combined entity after considering the acquired assets. We attempted to find publicly traded companies on S&P Capital IQ to apply subject company metrics for valuation purposes but were unable to locate any reasonable comparisons. We also considered how the value of common shares was determined on April 25, 2023. The per share common value on that date was determined using the adjusted net asset value method to ascertain the fair value of equity, divided by the total shares outstanding of the Company. Based on the adjusted valuation, determine the proportionate value of the common shares issued to the seller by dividing the adjusted fair value of the combined entity by the total number of shares outstanding after the transaction, including the newly issued 2,000,000 shares.

When the common shares were valued on April 25, 2023, a value consideration of $88,686,653 was given to the Orogrande Project. We increased that value by the $1,202,860 development costs incurred since then on the Orogrande Project.

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Below is the adjusted net asset value method and per share calculation associated with the Wildcat Acquisition.

		Low	High
	4/25/2023	3/29/2024	3/29/2024
Cash & Cash Equivalents	1,359,548	2,174,661	2,174,661
Accounts Receivable	177,519	244,495	244,495
Prepaid Expenses	51,183	52,325	52,325
Other Current Assets	59,983	228,367	228,367
Total Current Assets	1,648,233	2,699,848	2,699,848

Orogrande Project	88,686,653	89,889,513	89,889,513
Louisiana Acquisition	-	1,247,552	3,802,176
Total Oil and Gas Assets	88,686,653	91,137,065	93,691,689

Deposit RRC Bond	80,179	105,179	105,179
Total Other Assets	80,179	105,179	105,179

Total Assets	90,415,065	93,942,092	96,496,716

Accounts Payable	3,794,240	1,341,084	1,341,084
Notes Payable	39,089,362	44,499,082	44,499,082
Asset Retirement Obligation	252,731	254,554	254,554
Other Liabilities	-	4,572,872	4,572,872
Total Liabiltiites	43,136,333	50,667,592	50,667,592

Total Equity	47,278,732	43,274,500	45,829,124

Total Liabilities and Equity	90,415,065	93,942,092	96,496,716

		Low	High
	4/25/2023	3/29/2024	3/29/2024
Total Equity Value	47,278,732	43,274,500	45,829,124
Shares Outstanding	248,830,516	251,330,516	251,330,516
Per Share Value	0.19	0.17	0.18
Shares Issued	n/a	2,500,000	2,500,000
Total Value	n/a	430,454	455,865
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APPENDIX A:

This Memo by Weaver is subject to and governed by the following terms and conditions.

Distribution and Use of Work Product Limited

The Client and/or Entity shall not disclose, orally or in writing, any deliverable (“Deliverable”) or portion, abstract or summary thereof, or make reference to Weaver in any registration statement, prospectus, offering memorandum, sales brochure, other appraisal, loan or other agreement or document for general circulation or publication nor given to any third parties without obtaining the prior written consent of Weaver. To the extent the Client and/or Entity is allowed to disclose any Deliverable as set forth herein, it shall disclose such Deliverable only in the original, complete and unaltered form provided by Weaver, with all restrictive legends and other agreements intact. As required by U.S. Treasury rules, you should be aware that, unless expressly stated otherwise, any U.S. federal tax advice contained in this Deliverable, including attachments, is not intended or written to be used, and cannot be used, by any recipient for the purpose of avoiding any penalties that may be imposed on the recipient by the Internal Revenue Service under the United States federal tax laws.

Deliverable and underlying analysis is not a fairness opinion

The Deliverable should not be construed in any way as providing our opinion of the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation.

Deliverable and underlying analysis is not an opinion of value

The Deliverable should not be construed in any way as providing our opinion of the fair value of the Company or underlying assets or liabiltiies. Our scope is limited to the compilation, synthesis of data, and presentation of findings for Management’s purposes of financial reporting. All opinions of value are Management’s opinions only.

Management Assumed to be Competent

During the period of expected ownership, our Deliverable and corresponding analysis assumes the Entity’s management will exhibit competent behavior. We did not undertake any analysis to assess the effectiveness of Management, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

Not Obligated to Provide Services After Completion

There is no obligation to furnish services after completion of the original assignment. If additional services are required subsequent to the completion of our Deliverable, such as updates, conferences, testimony, preparation for testimony, document production, interrogatory response preparation, or reprint and copy services whether by request of the Client, Entity or by subpoena or other legal process initiated by any party other than the Client or Entity, the Entity agrees to compensate Weaver for its time at its current standard hourly rates plus all expenses incurred in the performance of the additional services required. It is within Weaver’s right to make any necessary adjustments to the analysis, opinion and conclusion set forth in the Memo by consideration of additional or more reliable data that may become available.

No Opinion is Rendered as to Legal Fee or Property Title

No opinion is rendered as to legal fee or property title. No opinion is intended in matters that require legal, engineering or other professional advice that has been or will be obtained from professional sources.

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Liens and Encumbrances

We give no consideration to liens or encumbrances except as specifically stated. We assume that all required licenses and permits are in full force and effect, and we make no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our Deliverable as legal evidence in any particular court or jurisdiction.

Information Relied Upon

Information, estimates and opinions contained in the Memo are obtained from sources considered to be reliable; no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All financial data, operating histories and other data relating to income and expenses attributed to the business have been provided by Management or its representatives and have not been independently verified except as specifically stated in the Memo.

Prospective Financial Information

The Memo may contain prospective financial information, estimates or opinions that represent reasonable expectations at a particular point in time, but such information, estimates or opinions are not offered as forecasts, prospective financial statements or opinions, predictions or as assurances that a particular level of income or profit will be achieved, that events will occur or that a particular price will be offered or accepted. The success or failure in achieving the prospective financial analysis described in our Deliverable depends on a variety of factors, some of which are beyond the Client, Entity and/or the Subject Interest as well as Management’s control, such as competition and an economic slow-down. Differences between prospective and actual financials results are often material. Any use of Management’s projections or forecasts in our analysis will not constitute an examination, review or compilation of prospective financial statements in accordance with standards established by the Association of International Certified Professional Accountants (“AICPA”). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines.

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ANNEX F

Wildcat Contribution Agreement

(See attached)

Execution Version

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”) is executed as of the date indicated on the signature page, but effective as of the Closing Date (as defined in Section 1.2), by and between Next Bridge Hydrocarbons, Inc., a Nevada corporation (“NBH”) and Wildcat Partners SPV, LLC, a Delaware limited liability company (the “Contributor” and together with NBH, each a “Party” and collectively, the “Parties”).

RECITALS

WHEREAS, the Contributor owns one hundred percent (100%) of the issued and outstanding equity interests of each of (a) Wildcat Cowboy, LLC, a Texas limited liability company (“Cowboy”), (b) Wildcat Packer, LLC, a Texas limited liability company (“Packer”), and (c) Wildcat Panther, LLC, a Texas limited liability company (“Panther”) and (d) Wildcat Valentine, LLC, a Texas limited liability company (“Valentine” and collectively with Cowboy, Packer, and Panther, the “Companies” and each a “Company”);

WHEREAS, the Contributor desires to contribute one hundred percent (100%) of the issued and outstanding membership interests, including all voting and economic rights, in each Company (collectively, the “Membership Interests”) to NBH, in exchange for the issuance of two million five hundred thousand (2,500,000) shares of common stock, $0.001 par value per share, of NBH (“Common Stock”) as provided herein;

WHEREAS, it is the desire of the Parties to set forth the specific terms and conditions of the foregoing; and

WHEREAS, capitalized terms shall have the meaning set forth in Article X or as otherwise defined in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I
CONTRIBUTION; CLOSING

1.1       Contribution. At the Closing, and on the terms and subject to the conditions set forth in this Agreement, the Contributor shall assign, transfer, deliver and convey (collectively, “transfer”), or cause to be transferred, to NBH or an Affiliate of NBH, and NBH shall acquire from the Contributor, all of the Membership Interests of each Company, free and clear of any Encumbrances.

1.2       Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via electronic exchange of documents but deemed to have occurred as of 11:59 p.m. December 31, 2023 (the “Closing Date”).

1.3       Contributor’s Obligations at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, the Contributor shall deliver or cause to be delivered to NBH, among other things, the following:

(a)       the Membership Interests, pursuant to the Membership Interest Assignment, duly executed by the Contributor, the form of which is attached as Exhibit B;

(b)       an Internal Revenue Service Form W-9 of the Contributor (or, if the Contributor is a disregarded entity for U.S. federal income Tax purposes, its regarded owner);

(c)       written resignations, effective as of the Closing, of the officers and managers of the Companies, as applicable, in customary forms reasonably acceptable to NBH, to be effective immediately upon the consummation of the transactions contemplated by this Agreement; and

(d)       such other documents as NBH may reasonably request.

1.4       NBH’s Obligations at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, NBH shall deliver or cause to be delivered to the Contributor, among other things, the following:

(a)       a number of shares of Common Stock equal to the Consideration in accordance with Section 2.1;

(b)       the Preliminary Settlement Statement, executed by NBH;

(c)       the Membership Interest Assignment, duly executed by NBH; and

(d)       such other documents as the Contributor may reasonably request.

1.5       Change of Operator. To the extent Wildcat Partners SPV Operating, LLC, a Texas limited liability company (“Wildcat Operating”) is still a record operator in Louisiana for the Companies, as soon as practicable after the Closing, the parties will transfer record operatorship of the Leases and Wells from Wildcat Operating to another legally qualified operator. The parties agree to execute any further documents necessary to effect that change.

Article II
CONSIDERATION

2.1       Consideration for the Membership Interests. The aggregate consideration for the contribution of the Membership Interests, effective upon its receipt thereof, shall be two million five hundred thousand (2,500,000) shares of Common Stock (the “Subject Shares”), subject to the adjustments in Section 2.3 (the “Consideration”). Prior to the Closing, NBH shall instruct American Stock Transfer & Trust Company LLC (the “Transfer Agent”) for the purpose of issuing and delivering to the Contributor the Subject Shares as finally determined pursuant to Section 2.3.

Contribution Agreement

2.2       Allocated Values. The Contributor and NBH agree that the unadjusted Consideration shall be allocated among the Membership Interests as set forth on Schedule 2.2 (with respect to the Leases) (the “Allocated Values”) for use where appropriate in connection with this Agreement and in calculating adjustments to the Consideration as provided herein.

2.3       Adjustment to Consideration. The Consideration for the Membership Interests shall be (a) reduced (without duplication) as a result of any income, proceeds, revenues, receipts or credits attributable to NBH under Section 2.5 which are paid or credited to the Contributor; and (b) increased (without duplication) (i) as a result of any income, proceeds, revenues, receipts or credits attributable to the Contributor under Section 2.5 which are paid or credited to NBH and (ii) by the amount of Taxes allocated to NBH pursuant to Section 7.2 but that are paid or otherwise economically borne by the Contributor or any of its Affiliates. The Consideration, adjusted as set forth in this Section 2.3, shall be referred to as the “Adjusted Consideration”. Promptly after the Adjusted Consideration is determined, NBH will send, or will cause the Transfer Agent to send, to the Contributor a direct registration book-entry statement setting forth that number of whole shares of Common Stock that the Contributor has a right to receive pursuant to this Section 2.3.

2.4       Reserved.

2.5       Effective Time. NBH shall be entitled to all royalties, rentals and other proceeds and revenues from or attributable to the Contributed Assets from and after the Effective Time and all other income, proceeds, revenues, receipts and credits earned with respect to the Contributed Assets from and after the Effective Time. The Contributor shall be entitled to all royalties, rentals and other proceeds and revenues from or attributable to the Contributed Assets prior to the Effective Time, and to all other income, proceeds, revenues, receipts and credits earned with respect to the Contributed Assets prior to the Effective Time. Without duplication of any adjustments made to the Consideration pursuant to Section 2.3, should any Party or any of its Affiliates receive after Closing any income, proceeds, revenues, receipts or credits to which the other Party is entitled under this Section 2.5, such Party shall fully disclose, account for, and promptly remit the same to the other Party. Notwithstanding the foregoing, all matters with respect to the allocation of, and responsibility for, Taxes pursuant to this Agreement shall be addressed in Article VII.

Article III
REPRESENTATIONS AND WARRANTIES OF NBH

NBH represents and warrants to the Contributor that:

3.1       Organization and Existence. NBH is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. NBH has full power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted. NBH is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Material Adverse Effect on NBH.

Contribution Agreement

3.2       Capitalization of NBH. All of the outstanding shares of Common Stock have been duly authorized and validly issues in accordance with NBH’s Articles of Incorporation, are fully paid and nonassessable. On the date hereof, NBH has 248,830,516 shares of Common Stock issued and outstanding. As of the date hereof, there are no shares of preferred stock issued and outstanding.

3.3       Authority Relative to this Agreement. NBH has all requisite power, authority and legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by NBH of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized by NBH’s board of directors and no other proceedings on the part of NBH are necessary to authorize the execution, delivery and performance by NBH, respectively, of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by NBH and constitutes, and each other agreement, instrument or document executed or to be executed by NBH in connection with the transactions contemplated hereby has been, or when executed will be, duly executed and delivered by NBH and constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of such Party enforceable against such Party in accordance with their respective terms, except that such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and (b) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

3.4       Noncontravention. The execution, delivery and performance by NBH of this Agreement and the consummation by it of the transactions contemplated hereby do not and will not (a) conflict with or result in a violation of any provision of NBH’s Governing Documents, (b) conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation or acceleration under, any bond, debenture, note, mortgage, indenture, lease, contract, agreement or other instrument or obligation to which NBH is a party or by which NBH or any of its respective properties may be bound, (c) result in the creation or imposition of any Encumbrance upon the properties of NBH or (d) assuming compliance with the matters referred to in Section 3.5, violate any Applicable Law binding upon NBH, except, in the case of clauses (b), (c) and (d) of this Section 3.4, for any such conflicts, violations, defaults, terminations, cancellations, accelerations or Encumbrances which would not, individually or in the aggregate, have a Material Adverse Effect on NBH.

Contribution Agreement

3.5       Governmental Approvals. No consent, approval, order or authorization of, or declaration, filing or registration with, any Governmental Entity is required to be obtained or made by NBH in connection with the execution, delivery or performance by NBH of this Agreement or the consummation by it of the transactions contemplated hereby, other than (a) compliance with any applicable state securities or asset transfer laws, (b) filings with Governmental Entities to occur in the ordinary course following the consummation of the transactions contemplated hereby, and (c) such consents, approvals, orders or authorizations which, if not obtained, and such declarations, filings or registrations which, if not made, would not, individually or in the aggregate, have a Material Adverse Effect on NBH.

3.6       Brokerage Fees. NBH has not retained any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTOR

The Contributor hereby represents and warrants to NBH as follows:

4.1       Organization and Existence. The Contributor is limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Contributor has full power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted. The Contributor is duly qualified and in good standing to do business as a foreign company in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Material Adverse Effect on the Contributor.

4.2       Authority Relative to this Agreement. The Contributor has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Contributor is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Contributor of this Agreement and the other Transaction Documents to which the Contributor is a party, and the consummation by the Contributor of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action, and no other proceedings are necessary to authorize the execution, delivery and performance by the Contributor of this Agreement and the other Transaction Documents to which the Contributor is a party and the consummation by the Contributor of the transactions contemplated hereby and thereby. This Agreement and each of the other Transaction Documents to which the Contributor is a party has been duly executed and delivered by the Contributor and constitutes, or when executed will be, duly executed and delivered by the Contributor and constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of the Contributor enforceable against the Contributor in accordance with its respective terms, except that such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and (b) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

Contribution Agreement

4.3       Noncontravention. The execution, delivery and performance by the Contributor of this Agreement and the other Transaction Documents to which the Contributor is a party and the consummation by the Contributor of the transactions contemplated hereby and thereby, do not and will not (a) conflict with or result in a violation of any provision of the Contributor’s Governing Documents, (b) conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation or acceleration under, any bond, debenture, note, mortgage, indenture, lease, contract, agreement or other instrument or obligation to which the Contributor is a party or by which the Contributor, the Membership Interests or any of the Contributed Assets may be bound, (c) result in the creation or imposition of any Encumbrance upon the Membership Interests or the Contributed Assets or (d) assuming compliance with the matters referred to in Section 4.4, violate any Applicable Law binding upon the Contributor.

4.4       Governmental Approvals. No consent, approval, order or authorization of, or declaration, filing or registration with, any Governmental Entity is required to be obtained or made by the Contributor in connection with the execution, delivery or performance by the Contributor of this Agreement or the other Transaction Documents to which the Contributor is a party or the consummation by the Contributor of the transactions contemplated hereby or thereby, other than (a) compliance with any applicable state securities or asset transfer laws, and (b) filings with Governmental Entities to occur in the ordinary course following the consummation of the transactions contemplated hereby.

4.5       Legal Proceedings. There are no Proceedings pending or, to the Knowledge of the Contributor, threatened against or involving the Contributor with respect to the Membership Interests. The Contributor is not subject to any judgment, order, writ, injunction, or decree of any Governmental Entity which has had or is reasonably likely to materially affect title to or the value of the Membership Interests. There are no Proceedings pending or, to the Knowledge of the Contributor, threatened against the Contributor or the Membership Interests, seeking to restrain, prohibit, or obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby or which could reasonably be expected to affect the Contributor’s ability to consummate the transactions contemplated hereby.

4.6       Title to Membership Interests. The Contributor is the record and beneficial owner of, and upon consummation of the transactions contemplated hereby, will transfer to NBH good and valid title to, all of the Membership Interests set forth on Schedule 4.6, free and clear of all Encumbrances, with all necessary power and authority to sell, transfer and assign legal and beneficial ownership of the Membership Interests to NBH. Other than pursuant to this Agreement, the Contributor has no contract, arrangement or commitment to issue, sell, transfer or otherwise dispose of any membership interest in, or any other direct interest in, any Company, or any securities or obligations convertible into or exchangeable for, or giving any Person any right to acquire from it, any of its membership interests or any other direct interest in any Company and no such securities or obligations are issued or outstanding.

Contribution Agreement

4.7       Brokerage Fees. The Contributor has not retained any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated hereby.

4.8       Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by, or, to the Knowledge of the Contributor, threatened in writing against the Contributor.

4.9       Investment Representations.

(a)       Investment Intent. The Contributor is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect. The Contributor has carefully reviewed this Agreement, the filings of NBH with the Securities and Exchange Commission (the “SEC Filings”), NBH’s Articles of Incorporation and other documentation relating to NBH and has had such opportunity as deemed necessary by the Contributor and its advisors to ask questions of NBH and its officers and employees to enable the Contributor to make an informed investment decision concerning the receipt of the Subject Shares pursuant to the transactions contemplated by this Agreement, the operation of NBH, and the investment risks associated with the Contributor’s investment in NBH.

(b)       Investment Purpose. The Contributor is acquiring the Subject Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities Laws. The Contributor agrees that the Subject Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. The Contributor is able to bear the economic risk of holding its investment in NBH for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

(c)       Access to Information. Contributor has (i) read and sought the advice of its legal counsel with respect to this Agreement and the terms of the other Transaction Documents to which it is a party or voluntarily elected not to do so, (ii) for a reasonable amount of time, had an opportunity to ask questions and receive answers concerning the terms and conditions of its investment in the Subject shares and the actual and proposed business and affairs of NBH, and is satisfied with the results thereof, and (iii) ben given access, as requested, to all documents with respect to NBH and its business and affairs or this transaction, as well as to such other information that it has requested in order to evaluate an investment in the Subject Shares. In making its investment decision, Contributor has relied upon its own due diligence investigation and not on any representations or warranties by NBH, any of its Representatives or any other Person, other than the representations and warranties contained in Article III.

Contribution Agreement

(d)       No Guarantee of Profit. Contributor understands that there is no guarantee that it will realize a profit from its investment in the Subject Shares, and there could result a total loss of the investment which it can bear.

Article V
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES AND THE CONTRIBUTED ASSETS

The Contributor hereby represents and warrants to NBH as follows:

5.1       Organization and Existence. Each Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas. Each Company has full power and authority to own, lease or otherwise hold and operate its properties and assets and to carry on its business as presently conducted. Each Company is duly qualified and in good standing to do business as a foreign company in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, holding or operating of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not have a Material Adverse Effect on such Company.

5.2       Governing Documents. (a) the Governing Documents of each Company, assuming due execution and delivery by the other counterparties (if any) thereto, constitute the legal, valid and binding obligations of such Company and, to the Contributor’s Knowledge, the other counterparties thereto (if any), in each case in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), (b) no Company has received any written notice of its default or breach of any Governing Document of such Company, the resolution of which is currently outstanding, and (c) the Contributor has provided NBH true, accurate and complete copies of each Governing Document of the Companies and each amendment thereto.

5.3       Capitalization.

(a)       The Membership Interests constitute, directly or indirectly, 100% of the total issued and outstanding membership and equity interests in the Companies. The Membership Interests have been duly authorized and are validly issued, fully-paid and non-assessable.

(b)       The Membership Interests were issued in compliance with applicable Laws. The Membership Interests were not issued in violation of the Governing Documents of the applicable Company or any other agreement, arrangement or commitment to which the Contributor or any Company is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

Contribution Agreement

(c)       Other than the Membership Interests, there are no outstanding or authorized (i) Interests or other voting securities of the Companies, (ii) securities of the Companies or any other Person convertible into or exchangeable or exercisable for Interests in the Company or other voting securities of, or any other similar Interest in, the Companies, or (iii) subscriptions, options, warrants, calls, convertible securities or similar rights (including rights of first offer, rights of first refusal, tag along rights, drag along rights and preemptive rights), agreements, arrangements or commitments of any character relating to any Interests in the Companies or obligating the Contributor or the Companies to issue or sell any Interest in the Companies (including the Membership Interests) in the Companies. Other than the Governing Documents, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests.

(d)       Except as provided in the Governing Documents, neither the Contributor nor any Company is under any obligation, contingent or otherwise, by reason of any contract, agreement, commitment or obligation to register the offer and sale or resale of any of its securities under the Securities Act or other applicable Law.

5.4       Authority Relative to this Agreement. Each Company has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which such Company is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each Company of this Agreement and the other Transaction Documents to which such Company is a party, and the consummation by such Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action, and no other proceedings are necessary to authorize the execution, delivery and performance by such Company of this Agreement and the other Transaction Documents to which such Company is a party and the consummation by such Company of the transactions contemplated hereby and thereby. This Agreement and each of the other Transaction Documents to which each Company is a party has been duly executed and delivered by such Company and constitutes, or when executed will be, duly executed and delivered by such Company and constitutes, or when executed and delivered will constitute, a valid and legally binding obligation of such Company enforceable against such Company in accordance with its respective terms, except that such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and (b) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

5.5       Noncontravention. The execution, delivery and performance by each Company of this Agreement and the other Transaction Documents to which such Company is a party and the consummation by such Company of the transactions contemplated hereby and thereby, do not and will not (a) conflict with or result in a violation of any provision of, or constitute (with or without the giving of notice or the passage of time or both) a default under, or give rise (with or without the giving of notice or the passage of time or both) to any right of termination, cancellation or acceleration under, any bond, debenture, note, mortgage, indenture, lease, contract, agreement or other instrument or obligation to which such Company is a party or by which such Company or any of the Membership Interests or Contributed Assets may be bound, (b) result in the creation or imposition of any Encumbrance upon the Membership Interests or the Contributed Assets or (c) violate any Applicable Law binding upon such Company.

Contribution Agreement

5.6       Leases. The Leases are in full force and effect and are valid and subsisting documents and all operations conducted with respect to such Leases have been conducted in material compliance with the terms and conditions thereof. To the Contributor’s Knowledge all Leases or a memorandum of such Leases have been properly and timely recorded in the real property records applicable to the Contributed Assets and all required state and federal filings applicable to the Leases have been made. NBH has received, or had access to, true and correct copies of each Lease and all amendments, extensions and renewals thereof.

5.7       Environmental Matters. To the Contributor’s Knowledge, the Contributor, the Companies and their Affiliates have not:

(a)       received any notifications of any Proceedings pending or threatened against the Contributor, any Company, the Contributed Assets or any of the lands to which the Contributed Assets relate, alleging that the Contributor, any Company or any of the Contributed Assets are in violation of, or otherwise subject to liability under, any Applicable Environmental Law, other than any such notifications of violation that have been previously cured or otherwise fully and finally resolved to the satisfaction of the relevant Governmental Entity having jurisdiction, related to any violation of Applicable Environmental Law;

(b)       received any notice of any investigation or inquiry or request for information regarding the Contributed Assets from any Governmental Entity under any Applicable Environmental Law, including, without limitation, CERCLA and RCRA; and

(c)       been made aware of any claim against the Contributor or any Company asserting Environmental Liability or another liability for exposure of any Person or property (such as livestock, cattle, horses, pigs, goats, sheep and chickens, but not real property) to Hazardous Materials in connection with any of the Leases that the Contributor, any Company or the responsible Person has not resolved.

5.8       No Operations or Wells. None of the Contributor, the Companies and their Affiliates or any Third Party is currently conducting operations (including drilling operations) on, with respect to or associated with any of the Contributed Assets and, except as set forth on Schedule 5.8. The Contributed Assets do not include any right, title or interest in any oil, gas, water, disposal, injection or other well of any kind, whether currently producing, shut-in, plugged and abandoned or otherwise, or any related equipment or infrastructure (including pipelines, storage tanks, retention ponds and processing or transportation facilities).

5.9       Absence of Undisclosed Liabilities; No Indebtedness. The Contributor and the Companies have no liability or obligation with respect to the Contributed Assets (whether accrued, absolute, contingent, unliquidated or otherwise), that will not be satisfied at or before the Closing. The Companies have no Indebtedness.

Contribution Agreement

5.10       Tax Matters. All Tax Returns required to be filed by the Contributor or any Company, have been timely filed (taking into account valid extensions of time to file granted or obtained) with the applicable taxing authority, all such Tax Returns are true, correct and complete, and all Taxes due or claimed due by a taxing authority (whether or not shown as due) have been timely and properly paid in full. The Contributor and the Companies have complied with all applicable Laws relating to the payment and withholding of Taxes, and has duly and timely withheld and paid over to the appropriate taxing authority all amounts required to be so withheld and paid under all applicable Laws. There are no Encumbrances for Taxes (other than for Permitted Encumbrances) upon any of the assets of any Company. Since its formation, each of the Companies has been taxed as a partnership or a disregarded entity for federal (within the meaning of Treasury Regulation Section 301.7701-2(c)(2)) and state and local income tax purposes (where the applicable state or local jurisdiction conforms with the Treasury Regulations as to classification of entities). There has been no issue raised or adjustment proposed (and to the Knowledge of the Contributor, none is pending) by the IRS or any other taxing authority in connection with any of such Tax Returns, nor has the Contributor received any written notice from the IRS or any such other taxing authority that any such Tax Return is being audited or may be audited or examined. Neither the Contributor nor any Company has agreed to the extension or waiver of any statute of limitations on the assessment or collection of any such Tax or with respect to any such Tax Return. The Contributor and the Companies are not a “foreign person” within the meaning of Section 1445 (or similar provisions) of the Code. No assets of the Companies is (a) subject to a Tax partnership agreement or (b) otherwise treated as an interest in a “partnership” as defined in Section 761 of the Code. No claim has ever been made by a Governmental Entity in a jurisdiction where the Contributor or the Companies do not file Tax Returns that the Contributor or any Company is or may be subject to taxation by that jurisdiction or the assets of any Company are or may be subject to such taxation. The Contributor and the Companies do not have any liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of United States state, local or foreign Law), as a result of being a member of a consolidated or combined group (other than a consolidated or combined group the common parent of which is the Contributor), as transferee, by contract or otherwise. The Contributor and the Companies have not been a party to a transaction that is or is substantially similar to a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b), or any other transaction requiring disclosure under analogous provisions of United States, state, local or foreign Tax law.

5.11       Compliance with Laws. The Contributor and the Companies have complied in all respects with all Applicable Laws relating to the ownership of the Contributed Assets. The Contributor and the Companies have not received any written notice from any Governmental Entity, which has not been dismissed or otherwise disposed of, that the Contributor has not so complied. The Contributor and the Companies have not, and to the Knowledge of the Contributor, the Lessees have not, been charged or, to the Knowledge of the Contributor, threatened with, or under investigation with respect to, any material violation of any Applicable Laws.

Contribution Agreement

5.12       Legal Proceedings. There are no Proceedings pending or, to the Knowledge of the Contributor, threatened against or involving the Contributed Assets, the Leases or the rights of the Contributor or any Company with respect to the Contributed Assets. The Contributor and the Companies are not subject to any judgment, order, writ, injunction, or decree of any Governmental Entity which has had or is reasonably likely to materially affect title to or the value of the Contributed Assets. There are no Proceedings pending or, to the Knowledge of the Contributor, threatened against the Contributor, any Company or the Contributed Assets (or any Lease), seeking to restrain, prohibit, or obtain damages or other relief in connection with this Agreement or the transactions contemplated hereby or which could reasonably be expected to affect the Contributor’s or any Company’s ability to consummate the transactions contemplated hereby.

5.13       Title. Except for the Permitted Encumbrances, no lien, encumbrance, or other title defect exists against the Contributed Assets. Each Company has Defensible Title to the Contributed Assets, from and against the claims of all Persons claiming the same, or any part thereof, by, through or under such Company or any of its Affiliates but not otherwise.

5.14       Contracts. To the Knowledge of the Contributor:

(a)       (i) The Contributor and each Company is not in breach or default (and no situation exists which with the passing of time or giving of notice would create a breach or default) of its obligations under any Contracts, and (ii) no breach or default by any third party (or situation which with the passage of time or giving of notice would create a breach or default) exists under any Contracts, to the extent such breach or default (whether by the Contributor, the Companies or such third party) could reasonably be expected to have a Material Adverse Effect on the Contributed Assets after the Closing Date; and

(b)       All payments owing under Contracts have been and are being made (timely, and before the same became delinquent) by third parties where the non-payment of same by a third party could materially and adversely affect the ownership, exploration, development, operation, maintenance, value or use of any of the Contributed Assets after the Closing Date.

For the purposes of the representations contained in this Section 5.14 (and without limitation of such representations), the non-payment of an amount, or non-performance of an obligation, where such non-payment, or non-performance, could result in the forfeiture or termination of rights of the Contributor, any Company or any Lessee under a Contract, shall be considered material.

5.15       Area of Mutual Interest and Other Agreements. No Contributed Asset is subject to any area of mutual interest agreements, and no Contributed Asset is subject to any farm-out or farm-in agreement under which any party thereto is entitled to receive assignments not yet made or could earn additional assignments after the Closing Date. The Contributor and the Companies have not entered into any oral contract with respect to the Contributed Assets.

5.16       Preferential Rights and Consents to Assign. There are no consents to assignment or waivers of preferential rights to purchase that must be obtained from third parties in order for the Contributor or any Company to consummate the transactions contemplated by this Agreement without violating or breaching a duty or obligation of the Contributor or any Company.

5.17       No Participating Minerals. The Contributed Assets do not include any unleased or other mineral interest where the Contributor or any Company has agreed to bear a share of drilling, operating or other costs as a participating mineral owner.

Contribution Agreement

5.18       Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by, or, to the Knowledge of the Contributor, threatened in writing against any Company.

5.19       Accounts; Powers of Attorney. Schedule 5.19 sets forth a true and complete list of (a) the name and address of each bank in which the Companies have an account or safe deposit box, the number of any such account or any such box and the names of all Persons authorized to draw thereon or to have access thereto and (b) all outstanding powers of attorney executed by or on behalf of the Company thereof.

5.20       Employment Matters; Benefit Plans.

(a)       The Companies do not employ, nor has they ever employed, any employees. No Company is a party to any collective bargaining agreement or contract with a labor union, and there are no unfair labor practice or labor arbitration Proceedings pending or, to Contributor’s Knowledge, threatened in writing against such Company. There has not been, nor, to Contributor’s Knowledge, has there been, any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar material labor dispute affecting any Company or the Contributed Assets.

(b)       Each Company does not maintain, sponsor or contribute to, or is required to contribute to, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any other plan, agreement, program, policy or other arrangement (written or unwritten) involving direct or indirect compensation employment, severance, consulting, vacation benefits, retirement benefits, welfare benefits, equity or incentive compensation, or any other employee benefits, entered into, maintained or contributed to by such Company or with respect to which such Company has or may in the future have any liability (contingent or otherwise). There does not exist now, nor do any circumstances exist that reasonably could be expected to result in any liability of each Company with respect to any employee benefit plan now maintained or previously maintained by any ERISA Affiliate of such Company, other than reimbursements of costs as may be provided in intercompany service agreements with the Contributor or its Affiliates. Without limiting the generality of the foregoing, no plan currently or ever in the past maintained, sponsored, contributed to or required to be contributed to by the Companies or any of their current or former ERISA Affiliates is or ever in the past six years was (a) a “multiemployer plan” as defined in Section 3(37) of ERISA, (b) a plan described in Section 413 of the Code, (c) a plan subject to Title IV of ERISA, (d) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, or (e) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code.

5.21       No Financial Statements. No financial statements (audited or unaudited) have been prepared for any of the Companies.

Contribution Agreement

Article VI
ADDITIONAL AGREEMENTS

6.1       Public Announcements. NBH may from time-to-time make such press releases or otherwise make public statements with respect to this Agreement of the transactions contemplated hereby as NBH deems appropriate or as may be required by law, in its sole discretion. The Contributor shall not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of NBH, which will not be unreasonably withheld or delayed.

6.2       Fees and Expenses. All fees and expenses, including fees and expenses of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fee or expense.

6.3       Post-Closing Assurances and Access to Records. After the Closing, the Contributor and NBH shall execute, acknowledge and deliver or cause to be executed, acknowledged and delivered such instruments and take such other action as may be necessary or advisable to carry out their obligations under this Agreement and under any exhibit, document, certificate or other instrument delivered pursuant hereunto. For a reasonable period of time not to exceed seven (7) years, after the Closing, the Contributor shall grant NBH and its authorized representatives reasonable access (including copying privileges at NBH’s sole cost and expense) during the Contributor’s normal business hours to all Records of the Contributor pertaining to the Contributed Assets and not included in the Contributed Assets, where such Records may be located for the purpose of prosecuting or defending claims, lawsuits or other proceedings, for audit purposes, or to comply with legal process, rules, regulations or orders of any board, agency, tribunal or government.

6.4       SEC Reporting; Financial Statements. The Contributor acknowledges that NBH may be required to include certain financial information relating to the Contributed Assets (“Financial Statements”) in documents filed with the SEC by NBH pursuant to the Securities Act or the Exchange Act, and that such Financial Statements may be required to be audited. In that regard, the Contributor and the Contributor’s Affiliates shall cooperate with NBH and provide NBH reasonable access to such records and personnel of the Contributor and the Contributor’s Affiliates as NBH may reasonably request to enable NBH, and their representatives and accountants to create and audit any Financial Statements that NBH deems necessary. The Contributor shall consent to the inclusion or incorporation by reference of the true and accurate Financial Statements in any registration statement, report or other document of NBH to be filed with the SEC in which NBH reasonably determines that the Financial Statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act. Upon request of NBH or any of its Affiliates, the Contributor shall use reasonable best efforts to cause the external audit firm that audits the Financial Statements to consent to the inclusion or incorporation by reference of its audit opinion with respect to the audited Financial Statements in any such registration statement, report or other document. The Contributor shall provide NBH, its Affiliates and their independent accountants with access to (a) any audit work papers of the Contributor’s independent accountants and (b) any management representation letters provided by the Contributor to the Contributor’s independent accountants.

Contribution Agreement

Article VII
TAX MATTERS

7.1       Recording and Transfer Expenses. NBH shall pay all costs of recording and filing (a) the assignments delivered hereunder for the Membership Interests, if any, and (b) all other instruments.

7.2       Taxes.

(a)       Tax Related Indemnity Payments. The Contributor shall fully and timely pay all Excluded Taxes and shall indemnify and hold NBH harmless from all Excluded Taxes in accordance with Section 8.2(a)(iii).

(b)       Transfer Taxes. The Contributor shall be responsible for and shall pay 100% of all Transfer Taxes when due. NBH and the Contributor shall cooperate to obtain all available exemptions from the foregoing Transfer Taxes.

(c)       Apportionment of Taxes.

(i)	The Contributor shall be allocated and bear all Taxes of or attributable to the Companies with respect to (A) any Pre-Closing Date Tax Period and (B) the portion of any Straddle Period ending on the Closing Date, and NBH shall be allocated and bear all Taxes of or attributable to the Companies with respect to (x) any Post-Closing Date Tax Period and (y) the portion of any Straddle Period beginning on the day after the Closing Date.

(ii)	For purposes of determining the allocations described in Section 7.2(c)(i), Taxes shall be allocated by (A) in the case of Taxes imposed on a periodic basis, prorating each such Tax based on the number of days in the applicable Straddle Period that occur on or before the Closing Date, on the one hand, and the number of days in such Straddle Period that occur after the Closing Date, on the other hand, and (B) in the case of Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than Taxes described in clause (A)), allocating to the taxable period in which the transaction giving rise to such Taxes occurred. To the extent the actual amount of a Tax is not determinable at the time an adjustment to the Consideration is to be made with respect to such Tax pursuant to Sections 2.3 and 2.4, (x) the Contributor and NBH shall utilize the most recent information available in estimating the amount of such Tax for purposes of such adjustment and (y) upon the later determination of the actual amount of such Tax, timely payments will be made from the Contributor to NBH or from NBH to the Contributor, as applicable, to the extent necessary to cause the Contributor and NBH to bear the amount of such Tax that is allocable to it under this Section 7.2(c)(ii). With respect to clause (y) of the preceding sentence, NBH shall send to the Contributor a statement that apportions each Tax pursuant to this Section 7.2(c) based upon the amount of Taxes actually invoiced and paid to the applicable Governmental Entity by NBH and such statement shall be accompanied by proof of NBH’s actual payment of such Taxes.

Contribution Agreement

(d)       Payment of Taxes; Filing of Tax Returns. After the Closing Date, (i) NBH shall be responsible for paying all Taxes of the Companies that become due and payable after the Closing Date and shall file with the appropriate Governmental Entity any and all Tax Returns required to be filed after the Closing Date with respect to such Taxes, (ii) NBH shall submit each such Tax Return that relates to a Pre-Closing Date Tax Period or a Straddle Period to the Contributor for its review and comment reasonably in advance of the due date therefor and (iii) thereafter, NBH shall timely file any such Tax Return, incorporating any reasonable comments received from the Contributor prior to the due date therefor. The Parties agree that (A) this Section 7.2(d) is intended to solely address the timing and manner in which certain Tax Returns relating to Taxes are filed and the Taxes shown thereon are paid to the applicable Governmental Entity, and (B) nothing in this Section 7.2(d) shall be interpreted as altering the manner in which Taxes are allocated to and economically borne by the Parties.

(e)       Tax Purchase Price Allocation. The Parties agree that the Final Consideration and any liabilities associated with the assets of the Companies (to the extent properly taken into account as consideration for U.S. federal income tax purposes) shall be allocated among the six categories of assets specified in Part II of IRS Form 8594, in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder, in accordance with an allocation schedule, which shall be prepared by NBH and delivered to the Contributor within sixty (60) days following the final determination of the Final Consideration pursuant to Section 2.4 (the “Purchase Price Allocation Schedule”). If the Parties, acting reasonably and in good faith, agree on the Purchase Price Allocation Schedule or any revisions thereto within thirty (30) days subsequent to the delivery of the draft Purchase Price Allocation Schedule delivered by NBH to the Contributor (as described in the immediately preceding sentence), then, except as otherwise required pursuant to a “determination” (as defined in Section 1313(a) of the Code), the Parties shall use the Purchase Price Allocation Schedule to allocate the Final Consideration and any liabilities associated with the assets of the Companies (to the extent properly taken into account as consideration for U.S. federal income tax purposes) among the assets of the Companies; provided, however, that (i) if the Parties are unable to mutually agree on the allocation within the thirty (30)-day period, then each Party shall be entitled to determine its own allocation, (ii) nothing contained herein shall prevent either Party from settling in good faith any proposed deficiency or adjustment by any taxing authority based upon or arising out of the allocation and (iii) neither Party shall be required to litigate any proposed deficiency or adjustment by any taxing authority challenging such allocation. Each Party shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the agreed Purchase Price Allocation Schedule. If an adjustment is made with respect to the Consideration (including any portion thereof) pursuant to this Agreement, the Purchase Price Allocation Schedule shall be adjusted in accordance with Section 1060 of the Code and as mutually agreed by the Parties.

Contribution Agreement

(f)       Tax Cooperation. NBH and the Contributor shall (i) assist in the preparation and timely filing of any Tax Return (including any claim for a Tax refund) of the Companies; (ii) assist in any audit or other proceeding with respect to Taxes or Tax Returns of the Companies; (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns of the Companies; (iv) provide any information required to allow the other Party to comply with any information reporting or withholding requirements contained in the Code or other Applicable Laws; and (v) provide certificates or forms, and timely execute any Tax Return that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax. Without limiting the foregoing, within 30 days following the Closing, the Contributor shall provide to NBH a schedule that sets forth the adjusted Tax basis in each of the Contributed Assets (as determined immediately prior to Closing) (the “Tax Basis Schedule”).

Article VIII
INDEMNIFICATION

8.1       Survival of Representations, Warranties, Covenants and Agreements. All of the representations and warranties of NBH in Article III and the Contributor in Article IV and Article V shall survive the Closing and continue in full force and effect through and including the date that is twelve months immediately following the Closing; provided, that (a) the Fundamental Representations shall survive four (4) years, and (b) Section 5.10 (Tax Matters) shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus sixty (60) days. All other covenants and agreements contained in this Agreement shall survive the Closing until fully performed. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Contribution Agreement

8.2       Indemnification.

(a)       Subject to Section 8.1, the Contributor hereby agrees to indemnify, defend and hold NBH and its Affiliates and their respective directors, managers, officers, employees, stockholders, unitholders, members, partners, agents, attorneys, representatives, successors and assigns (collectively, the “NBH Indemnified Parties”) harmless from and against, and pay to the applicable NBH Indemnified Parties the amount of, any and all losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages (excluding consequential damages), interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, costs and expenses (including costs of investigation and defense and reasonable attorneys’ and the cost of enforcing any right to indemnification hereunder), whether or not involving a third party claim (individually, a “Loss” and, collectively, “Losses”):

(i)       based upon or resulting from the failure of any of the representations or warranties made by the Contributor in the Transaction Documents to be true and correct in all respects as of the date hereof;

(ii)       based upon or resulting from the breach of any covenant or other agreement on the part of the Contributor under any Transaction Document; and

(iii)       based upon or resulting from the Excluded Taxes.

The aggregate of all Losses for which the Contributor shall be liable pursuant to this Section 8.2(a) shall not exceed the fair market valuation of the Subject Shares as of the Closing Date.

(b)       Subject to Section 8.1, NBH hereby agrees to indemnify, defend and hold the Contributor and the Contributor’s Affiliates and their respective stockholders, unitholders, directors, managers, employees, members, partners, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Contributor Indemnified Parties”) harmless from and against, and pay to the applicable Contributor Indemnified Parties the amount of, any and all Losses:

(i)       based upon or resulting from the failure of any of the representations or warranties made by NBH in any Transaction Document to be true and correct in all respects as the date hereof;

(ii)       based upon or resulting from the breach of any covenant or other agreement on the part of NBH under any Transaction Document; and

(iii)       relating to the Membership Interests, arising from or relating to the ownership or actions or inactions of NBH after the Closing Date.

(c)       The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in the Transaction Documents shall not be affected by any investigation conducted at any time, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any such covenant or agreements, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements. The remedy of indemnification set forth in this Article VIII shall be in addition to any other remedies that any indemnified party may have under Applicable Laws (whether asserted in a proceeding at law or in equity). Notwithstanding anything to the contrary in this Agreement, for purposes of determining the quantum of Losses and an instance of breach for which the Contributor is obligated to indemnify NBH pursuant to this Article VIII, such determination and calculation will be made without giving effect to any qualifiers as to materiality, material adverse effect, Material Adverse Effect or other similar qualifiers set forth in any representation or warranty. The indemnities in Section 8.2(a) and Section 8.2(b) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except, in each case, as to matters for which a specific written claim for indemnity has been delivered to the indemnifying party on or before such termination date.

Contribution Agreement

8.3       Indemnification Procedures.

(a)       A claim for indemnification for any matter not involving a third party claim may be asserted by notice to the Party from whom indemnification is sought; provided that failure to so notify the indemnifying party shall not preclude the indemnified party from any indemnification which such indemnified party may claim in accordance with this Article VIII.

(b)       If any indemnified party receives notice of the assertion or commencement of any action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a representative of the foregoing (a “Third Party Claim”) against such indemnified party with respect to which the indemnifying party is obligated to provide indemnification under this Agreement, the indemnified party shall give the indemnifying party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the indemnifying party of such indemnifying party’s indemnification obligations, except and only to the extent that the indemnifying party forfeits rights or defenses by reason of such failure. The indemnifying party shall have the right to participate in, or by giving written notice to the indemnified party, to assume the defense of any Third Party Claim at the indemnifying party’s expense and by the indemnifying party’s own counsel, and the indemnified party shall cooperate in good faith in such defense; provided, that if the indemnifying party is the Contributor, such indemnifying party shall not have the right to defend or direct the defense of any such Third Party Claim that seeks an injunction or other equitable relief against the indemnified party. In the event that the indemnifying party assumes the defense of any Third Party Claim, subject to Section 8.3(c), the indemnifying party shall have the right to take such action as the indemnifying party deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the indemnified party. The indemnified party shall have the right to participate in the defense of any Third Party Claim with counsel selected by such indemnified party subject to the indemnifying party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the indemnified party, provided, that if in the reasonable opinion of counsel to the indemnified party, (i) there are legal defenses available to an indemnified party that are different from or additional to those available to the indemnifying party; or (ii) there exists a conflict of interest between the indemnifying party and the indemnified party that cannot be waived, the indemnifying party shall be liable for the reasonable fees and expenses of counsel to the indemnified party in each jurisdiction for which the indemnified party determines counsel is required. If the indemnifying party elects not to compromise or defend such Third Party Claim, fails to promptly notify the indemnified party in writing of such indemnified party’s election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the indemnified party may, subject to Section 8.3(c), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim.

Contribution Agreement

(c)       Notwithstanding any other provision of this Agreement, the indemnifying party shall not enter into settlement of any Third Party Claim without the prior written consent of the indemnified party, except as provided in this Section 8.3(c). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the indemnified party and provides, in customary form, for the unconditional release of each indemnified party from all liabilities and obligations in connection with such Third Party Claim and the indemnifying party desires to accept and agree to such offer, the indemnifying party shall give written notice to that effect to the indemnified party. If the indemnified party fails to consent to such firm offer within ten (10) days after such indemnified party’s receipt of such notice, the indemnified party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the indemnifying party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the indemnified party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the indemnifying party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the indemnified party has assumed the defense pursuant to Section 8.3(b), the indemnified party shall not agree to any settlement without the written consent of the indemnifying party (which consent shall not be unreasonably withheld or delayed).

Article IX
MISCELLANEOUS

9.1       Notices. All notices, requests, demands and other communications required or permitted to be given or made hereunder by any Party shall be in writing and shall be deemed to have been duly given or made if (a) delivered personally, (b) transmitted by first class registered or certified mail, postage prepaid, return receipt requested, (c) sent by prepaid overnight courier service; or (d) sent by electronic mail transmission, with receipt confirmed. These are the notice addresses, (or at such other addresses as shall be specified by the Parties by like notice):

If to the Contributor:	Wildcat Partners SPV, LLC
1425 Frontenay Court
St Louis, MO 63122
Attn: John Brda

If to NBH:	Next Bridge Hydrocarbons, Inc.
6300 Ridglea Place, Suite 950
Fort Worth, TX 76116
Attn: Greg McCabe

Contribution Agreement

Such notices, requests, demands and other communications shall be effective (i) if delivered personally or sent by courier service or nationally recognized delivery service such as FedEx, upon delivered to the intended recipient, (ii) if mailed, the date of delivery as shown by the return receipt therefor or (iii) if sent by electronic mail transmission, with read receipt requested, when the answer back is received.

9.2       Entire Agreement. This Agreement, together with the schedules, exhibits, the other Transaction Documents and other writings referred to herein or delivered pursuant hereto, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

9.3       Binding Effect; Assignment; Third Party Benefit. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (by operation of law or otherwise) without the prior written consent of the other Party. Notwithstanding the foregoing, NBH shall have the right to assign this Agreement and its rights, interests and obligations hereunder to an Affiliate without the prior written consent of the other Party. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the Parties and their respective successors and permitted assigns any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

9.4       Severability. If any provision of this Agreement is held to be unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by Applicable Law.

9.5       Governing Law; Consent to Jurisdiction.

(a)       This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas, without regard to choice of law principles.

(b)       ANY LEGAL SUIT, ACTION, OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MUST BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF TEXAS IN EACH CASE LOCATED IN THE CITY OF FORT WORTH, TEXAS AND COUNTY OF TARRANT, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES ACKNOWLEDGE THAT THIS IS A “MAJOR TRANSACTION” AS DEFINED BY SECTION 15.020 OF THE TEXAS CIVIL PRACTICE AND REMEDIES CODE. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Contribution Agreement

9.6       Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect in any manner the meaning or interpretation of this Agreement.

9.7       Gender. Pronouns in masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

9.8       References. All references in this Agreement to Articles, Sections and other subdivisions refer to the Articles, Sections and other subdivisions of this Agreement unless expressly provided otherwise. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Whenever the words “include,” “includes” and “including” are used in this Agreement, such words shall be deemed to be followed by the words “without limitation.” Each reference herein to a schedule or exhibit refers to the item identified separately in writing by the Parties as the described schedule or exhibit to this Agreement. All schedules and exhibits are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

9.9       Counterparts. This Agreement may be executed by the Parties in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, the Parties.

9.10       Injunctive Relief. The Parties acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement, and shall be entitled to seek specific performance of the provisions of this Agreement.

9.11       Amendment. Any provision of this Agreement (including the exhibits hereto) may be amended, to the extent permitted by law, if, and only if, such amendment is in writing and signed by the Parties.

9.12       Waiver. Any Party to this Agreement may (a) waive any inaccuracies in the representations and warranties of the other Party or in any document, certificate or writing delivered pursuant hereto or (b) waive compliance by the other Party with any of the other Party’s agreements or fulfillment of any conditions to its own obligations contained herein. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such Party. No failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Contribution Agreement

9.13       NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR TO SUCH OTHER PARTY’S INDEMNIFIED PARTIES FOR SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES SUFFERED BY SUCH PARTY RESULTING FROM OR ARISING OUT OF THIS AGREEMENT OR THE BREACH THEREOF OR UNDER ANY OTHER THEORY OF LIABILITY, WHETHER TORT, NEGLIGENCE, STRICT LIABILITY, BREACH OF CONTRACT, WARRANTY, INDEMNITY OR OTHERWISE, INCLUDING LOSS OF USE, INCREASED COST OF OPERATIONS, LOSS OF PROFIT OR REVENUE OR BUSINESS INTERRUPTIONS. EACH PARTY RELEASES THE OTHER PARTIES AND WAIVES ANY RIGHT OF RECOVERY FOR SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES SUFFERED BY SUCH PARTY REGARDLESS OF WHETHER ANY SUCH DAMAGES ARE CAUSED BY A PARTY’S NEGLIGENCE (AND REGARDLESS OF WHETHER SUCH NEGLIGENCE IS SOLE, JOINT, CONCURRENT, ACTIVE, PASSIVE OR GROSS NEGLIGENCE), FAULT, OR LIABILITY WITHOUT FAULT; PROVIDED, HOWEVER, THE FOREGOING SHALL NOT BE CONSTRUED AS LIMITING AN OBLIGATION OF A PARTY TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE OTHER PARTY AGAINST CLAIMS ASSERTED BY THIRD PARTIES, INCLUDING, BUT NOT LIMITED TO, THIRD PARTY CLAIMS FOR SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES. NOTWITHSTANDING ANYTHING IN THIS SECTION 9.13 OR ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, NOTHING IN THIS SECTION 9.13 SHALL BE CONSTRUED AS LIMITING ANY PERSON’S ABILITY TO RECOVER ANY DIRECT DAMAGES (INCLUDING ANY PAYMENT OBLIGATIONS UNDER THIS AGREEMENT THAT ARE DIRECT DAMAGES) AS PROVIDED UNDER TEXAS LAW.

Article X
DEFINITIONS

10.1       Certain Defined Terms. As used in this Agreement, each of the following terms has the meaning given it below:

“Affiliate” shall mean, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

Contribution Agreement

“Applicable Environmental Law” shall mean all Applicable Laws pertaining to the protection of the environment (e.g., prevention of pollution and remediation of contamination) and human health and safety, including, without limitation, the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Clean Water Act, 33 U.S.C. § 1251 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2702 et seq.; the Marine Protection, Research, and Sanctuaries Act, 33 U.S.C. § 1401 et seq.; the National Environmental Policy Act, 42 U.S.C. § 4321 et seq.; the Noise Control Act, 42. U.S.C. § 4901 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the Resource Conservation and Recovery Act (“RCRA”), 42 U.S.C. § 6901 et seq., as amended by the Hazardous and Solid Waste Amendments of 1984; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. § 9601 et seq., as amended by the Superfund Amendments and Reauthorization Act; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Atomic Energy Act, 42 U.S.C. § 2011 et seq.; and the Nuclear Waste Policy Act of 1982, 42 U.S.C. § 10101 et seq.; and all analogous applicable state and local Applicable Laws, including, without limitation, Tex. Nat. Res. Code, Title 3 (Oil and Gas) and 16 Tex. Admin. Code. pt. 1 (Railroad Commission of Texas).

“Applicable Law” shall mean any federal, state, local, or municipal statute, law, common law, constitution, ordinance, rule or regulation or any judgment, order, writ, injunction or decree of any Governmental Entity, or any treaty or other legally enforceable directive or requirement, to which a specified person or property is subject.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Contributed Assets” means all of the Contributor’s right, title and interest, in the Membership Interests in the Companies, and their respective right, title and interest, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, direct or indirect, in and to the following properties and interests:

(a)       the oil, gas and/or mineral leases, oil and gas leases, subleases, extensions of oil and gas leases, leasehold interests, non-consent interests, overriding royalty interests, farmout rights, carried interests, production payments, net profits interests, fee mineral or royalty interests, or similar interests, and all extensions, amendments and renewals thereof, in each case, covering or otherwise attributable to the Target Area, including without limitation, those described on Exhibit A attached hereto and the leasehold estates created or covered thereby, whether producing, non-producing, together with all top leases, amendments, renewals, extensions or ratifications thereof (the “Leases”), and all appurtenances, tenements and hereditaments belonging or attaching to the foregoing and all other rights incident to or derived from the foregoing, including all rights, benefits and powers conferred upon the owner thereof with respect to the use and occupation of the lands covered thereby or lands pooled or unitized therewith (the “Lands”);

(b)       all presently existing unitization, pooling and/or communitization agreements, declarations or designations and statutorily, judicially or administratively created, drilling spacing and/or production units, whether recorded or unrecorded, insofar as the same are attributable or allocated to the Leases, and all pools or units created thereby (the “Units” and together with the Leases and Lands, the “Properties”);

(c)       all contracts and contractual rights to which the Properties are subject in each case only to the extent binding on the Properties and/or used or held for use in the ownership of the Properties (the “Contracts”);

Contribution Agreement

(d)       all surface leases, surface use agreements, rights-of-way, easements, subsurface leases, surface fee interests, servitudes, permits, licenses, immunities, privileges and other rights that benefit, burden, are situated on or are appurtenant to the Leases, or that are used or held for use in connection with the ownership, operation or development of the Properties (the “Easements”);

(e)       the oil, gas and other minerals in and under, and that may be produced and saved from or attributable to, the Properties (the “Hydrocarbons”);

(f)       all records, files, maps, information and data, correspondence, and all similar records, whether written or electronically stored, relating to the other assets in the possession or control of, or maintained by the Contributor or its Affiliates, including (i) lease, land and contract files, geological and geophysical data, engineering records, title records (including abstracts of title, title opinions, title reports and title curative documents); (ii) Contract files; (iii) operations, environmental, production and accounting records; and (iv) Tax records (whether originals or photocopies) (the “Records”);

(g)       all deposit, savings, investment and similar bank and financial accounts of the Companies or any of their Affiliates including the right and authority to manage and hold such accounts, and subject to Section 2.3 and Section 2.5, all cash of the Companies; and

(h)       all rights, claims and causes of action to the extent attributable to the Contributed Assets described in this definition of “Contributed Assets” insofar as such rights, claims and causes of action arise on or after the Effective Time.

“Debt Instrument” shall mean any Contract that is an indenture, loan, credit agreement or similar agreement, in each case, for indebtedness of any Company or its Affiliates for borrowed money burdening (i) such Company’s interests in or to any of the Contributed Assets or (ii) any of the Membership Interests.

“Defensible Title” means that record title of the Companies with respect to each of the Leases that:

(a)       entitles the Companies to receive Hydrocarbons within, produced, saved and marketed from each such Lease throughout the duration of the productive life of the affected Lease (after satisfaction of all Royalties or other similar burdens paid to Third Parties on or measured by production of Hydrocarbons, “Net Revenue Interest”);

(b)       entitles the Seller Parties to the Mineral Acres for each such Lease set forth on Exhibit A; and

(c)       is free and clear of liens, encumbrances, obligations or defects, except for the Permitted Encumbrances.

“Disposal” shall mean disposal as defined under RCRA § 103(3), 42 U.S.C. § 6903(3).

Contribution Agreement

“Effective Time” shall mean 12:00 a.m. Central Standard Time on January 1, 2024.

“Encumbrances” shall mean liens, charges, pledges, options, mortgages, deeds of trust, security interests, claims, restrictions (whether on voting, sale, transfer, disposition or otherwise), easements and other encumbrances of every type and description, whether imposed by law, agreement, understanding or otherwise.

“Environmental Condition” shall mean any event occurring or condition existing prior to the Closing Date with respect to the Contributed Assets, or a Hazardous Materials Release or Disposal on or to the environment at any Contributed Asset, any of which has caused or may later cause any Contributed Asset to be subject to Remediation under, or not to be in compliance with, any Applicable Environmental Law.

“Environmental Liability” shall mean any cost, damage, expense, liability, obligation, or other responsibility arising from or under either an Applicable Environmental Law or relating to an Environmental Condition.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any entity, trade or business (whether or not incorporated) that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes such Person, or that is a member of the same “controlled group” as such Person pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Excluded Taxes” shall mean (a) all Taxes of the Contributor; (b) any Taxes allocable to the Contributor pursuant to Section 7.2; (c) all Transfer Taxes; and (d) any Taxes of any Person imposed on NBH as a transferee or successor, by contract or pursuant to any Law (including, but not limited to, Treasury Regulations Section 1.1502-6 and Texas Tax Code, Chapter 171) with respect to obligations or relationships existing on or prior to the Closing Date or by agreements entered into or transactions entered into on or prior to the Closing Date.

“Fundamental Representations” means (a) those representations and warranties of NBH in Sections 3.1, 3.3, 3.4, and 3.6 and (b) those representations or warranties of the Contributor in Sections 4.1, 4.2, 4.3, 4.6, 4.7, 4.9, 5.1, 5.2, 5.3, 5.4, 5.5, 5.8, 5.10, and 5.13.

“Governing Documents” means, when used with respect to an entity, the documents governing the formation, operation and governance of such entity pursuant to such entity’s applicable Laws, including (a) in the instance of a corporation, the certificate or articles of incorporation and bylaws of such corporation, (b) in the instance of a partnership, the partnership agreement, (c) in the instance of a limited partnership, the certificate of formation or limited partnership and the limited partnership agreement, and (d) in the instance of a limited liability company, the articles of organization or certificate of formation and limited liability company agreement or similar agreement.

Contribution Agreement

“Governmental Entity” shall mean any court or tribunal in any jurisdiction (domestic or foreign) or any public, governmental, or regulatory body, agency, department, commission, board, bureau or other authority or instrumentality (domestic or foreign).

“Hazardous Materials” shall mean any (a) chemical, constituents, material, pollutant, contaminant, substance or waste that is regulated by any Governmental Entity or may form the basis of liability under any Applicable Environmental Law; (b) asbestos containing material, lead-based paint, polychlorinated biphenyls, or radon; and (c) petroleum, Oil and Gas, or petroleum products.

“Indebtedness” means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any unpaid premiums, penalties, redemption costs and other charges payable as a result of the consummation of the transactions contemplated by this Agreement) arising under (a) all Liabilities of the Companies consisting of: (i) Liabilities for indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or indebtedness for the deferred purchase price of property or services (other than trade payables and accrued expenses arising in the ordinary course of business), including the financing of insurance premiums, (ii) Liabilities evidenced by any note, bond, debenture, other debt security, or similar instrument (including a purchase money obligation, deed of trust or mortgage), (iii) Liabilities under any letter of credit, “swaps” of interest and currency exchange rates (and other interest and currency rate hedging or collar agreements) or surety, performance or bid bonds, (iv) Liabilities secured by (or for which the holder of such liability has an existing right, contingent or otherwise, to be secured by) a Lien on any of the assets of the Companies, (v) Liabilities for the deferred purchase price of property, goods or services, (vi) accrued liabilities under gainsharing, deferred compensation plans, phantom stock plans, stock appreciation rights, commission plans or similar arrangements; (vii) employment Taxes (as defined in Section 2302(b) of the CARES Act) that were deferred by such Company pursuant to Section 2302 of the CARES Act and remain unpaid; (viii) Liabilities with respect to any customer deposits or prepayments; (ix) deferred revenue balances; (x) any unpaid intercompany loans, indebtedness, or other amounts payable to Affiliates (other than payments for rent that are current); (xi) Government Assistance Programs (including Taxes owing from the receipt of Government Assistance Programs); (xii) Liabilities arising under any conditional sale or other title retention contract, and (xiii) Liabilities for the payment of money as a lessee under Contracts that should be, in accordance with GAAP in effect on December 31, 2015, recorded as capital leases for financial reporting purposes (and any Liabilities for the payment of money as a lessee under Contracts relating to a lease that, in accordance with GAAP as in effect on December 31, 2015, would be accounted for as an operating lease shall not constitute Indebtedness hereunder); and (b) any Liabilities guaranteed by a Company or other indebtedness of a third party guaranteed by a Company.

Contribution Agreement

“Interests” means, with respect to any Person, any (a) capital stock, shares, interests, participation or other equivalents (however designated) of corporate stock, membership interests or partnership interests (or any other ownership interests) of such Person, including warrants, options, convertible or exchangeable securities, subscriptions or other interest convertible into any of the foregoing, (b) other ownership interests in such Person, including limited liability company interests, membership interests, partnership interests, joint venture interests and beneficial interests, and (c) any right, contingent or otherwise and including any preemptive or similar rights, to acquire any of the foregoing in such Person.

“IRS” shall mean the Internal Revenue Service of the United States.

“Knowledge” shall be deemed to exist if any individual who is serving as an officer of such Person (or in any similar capacity) is actually aware of the fact or other matter in question.

“Lessee” shall mean any lessee under any Lease.

“Liabilities” means all direct and indirect debts, obligations, contracts, commitments, restrictions, or other liabilities of any kind, character or description, disputed or undisputed, accrued or unaccrued, asserted, absolute or contingent, liquidated or unliquidated, determined, determinable, or known or unknown, whether presently in existence or arising hereafter, and whether or not required to be accrued on financial statements or books and records, including deferred payment programs, deferred revenue, term loans, lines of credit, penalties, capital leases, tax liens, deferred compensation, deferred salary, and deferred balances.

“Material Adverse Effect” means any material adverse effect on the ownership, operation or value of the Contributed Assets as currently operated and taken as a whole; provided, however, that the term “Material Adverse Effect” will not include material adverse effects resulting from general changes in (a) Hydrocarbon prices; (b) industry, economic or political conditions; or (c) Laws or in regulatory policies.

“Membership Interest Assignment” means the assignment of membership interests to be delivered by the Contributor to NBH in substantially the form of Exhibit B.

“Net Mineral Acres” means, as computed separately with respect to each Lease, (a) the number of gross acres in the land(s) covered by such Lease multiplied by (b) the undivided mineral interest in such lands covered by such Lease multiplied by (c) the Companies’ working interest in such Lease.

“Oil and Gas” shall mean oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate and all other liquid hydrocarbons, associated gases, vaporous substances or minerals.

“Permitted Encumbrances” shall mean (a) liens for Taxes not yet due and payable, and (b) statutory liens (including materialmen’s, mechanic’s, repairmen’s landlord’s, and other similar liens) arising in connection with the ordinary course of business securing payments not yet due and payable.

“Person” (whether or not capitalized) shall mean any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, enterprise, unincorporated organization or Governmental Entity.

Contribution Agreement

“Post-Closing Date Tax Period” means any Tax period (or portion of a Tax period) beginning after the Closing Date.

“Pre-Closing Date Tax Period” means any Tax period (or portion of a Tax period) ending on or before the Closing Date.

“Proceedings” shall mean all proceedings, actions, claims, suits, investigations and inquiries by or before any arbitrator or Governmental Entity.

“reasonable best efforts” shall mean a Party’s best efforts in accordance with reasonable commercial practice and without the incurrence of unreasonable expense.

“Release” shall mean release as defined under CERCLA § 101(22), 42 U.S.C. § 9601(22).

“Remediate” or “Remediation” shall mean any action or work taken to remove or otherwise remedy any Environmental Condition, including (a) any survey, site assessment, audit, investigation, inspection, sampling, analysis, removal, excavation, pump and treat, cleanup, abatement, corrective action, remediation, Disposal, storage, handling, or treatment required under any Applicable Environmental Law and (b) any action required to bring any Contributed Assets into compliance with any Applicable Environmental Law.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Straddle Period” means any taxable period that begins before the Closing Date and ends on or after the Closing Date.

“Target Area” shall mean the area covered by the Leases.

“Tax” or “Taxes” shall mean (a) any and all taxes, assessments, charges, duties, fees, levies, imposts or other similar charges imposed by a Governmental Entity, including all income, franchise, profits, margins, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, real or personal property, escheat, unclaimed property, excise, severance, windfall profits, customs, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding and other taxes, assessments, charges, duties, fees, levies, imposts or other similar charges of any kind, and all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or otherwise, and (b) any liability of Contributor for the payment of any amounts of the type described in clause (a) as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person as a successor, transferee, by contract, or otherwise.

Contribution Agreement

“Tax Return” shall mean any report, return, election, document, estimated Tax filing, declaration, claim for refund, extensions, information returns, or other filing with respect to any Taxes provided to any Governmental Entity including any schedules or attachments thereto and any amendment thereof.

“Transaction Documents” shall mean this Agreement, the Conveyance and any document, agreement, instrument or certificate delivered pursuant hereto.

“Transfer Tax” means all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated under this Agreement.

10.2       Certain Additional Defined Terms. In addition to such terms as are defined in Section 10.1, the following terms are used in this Agreement as defined in the Sections set forth opposite such terms:

Defined Term	Section Reference
Adjusted Consideration	Section 2.3
Agreement	Preamble
Allocated Values	Section 2.2
Closing	Section 1.2
Closing Date	Section 1.2
Common Stock	Recitals
Cowboy	Recitals
Company	Recitals
Consideration	Section 2.2
Contracts	Section 10.1
Contributed Assets	Section 1.1
Contributor	Preamble
Contributor Indemnified Parties	Section 8.2(b)
Easements	Section 10.1
Hydrocarbons	Section 10.1
Lands	Section 10.1
Leases	Section 10.1
Loss or Losses	Section 8.2(a)
NBH	Preamble
NBH Indemnified Parties	Section 8.2(a)
Packer	Recitals
Panther	Recitals
Party or Parties	Preamble
Property	Section 10.1
Purchase Price Allocation	Section 7.2(e)
Records	Section 10.1

Contribution Agreement

Subject Shares	Section 2.1
Third Party Claim	Section 8.3(b)
transfer	Section 1.1
Transfer Agent	Section 2.1
Units	Section 10.1

INTENTIONALLY BLANK—SIGNATURES FOLLOW

Contribution Agreement

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on such Party’s behalf by such Party’s representative or by such Party.

NBH:

NEXT BRIDGE HYDROCARBONS, INC.

By:	/s/ Greg McCabe
Greg McCabe
Chief Executive Officer
Signed on: 3/27/2024

CONTRIBUTOR:

WILDCAT PARTNERS SPV, LLC
By: Brda & Company, LLC, its Manager

By:	/s/ John Brda
John Brda
Manager
Signed on: 3/27/2024

Contribution Agreement

Exhibit A

Leases

Wildcat Cowboy LLC

Contract #	Lessee	Lessor	Lease Date	Gross Acres	Instrument	Instrument No.	COB	Page	Description	Parish	State
PC-0003	Schoeffler Energy, LLC	Wendall Kent Primeaux, et al	9/23/2022	107.5768	Notice of Oil, Gas, and Mineral Lease	944943	V73	277

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0004	Schoeffler Energy, LLC	Wendall Kent Primeaux, et ux	9/23/2022	0.7074	Notice of Oil, Gas, and Mineral Lease	944941	V73	267	All Lands Covered by Lease.	Acadia	LA
PC-0006	Schoeffler Energy, LLC	Kevin Jude Primeaux	9/23/2022	1.0000	Notice of Oil, Gas, and Mineral Lease	944942	V73	272	All Lands Covered by Lease.	Acadia	LA
PC-0017	Schoeffler Energy, LLC	Mary Lois Leleux Broussard	7/29/2022	65.2500	Notice of Oil, Gas, and Mineral Lease	944928	V73	200

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0021	Schoeffler Energy, LLC	Joseph Allen John, et al	7/8/2022	295.9270	Notice of Oil, Gas, and Mineral Lease	944927	V73	189

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No.

634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0029	Schoeffler Energy, LLC	David Harrison James, et al	11/4/2022	4.4764	Notice of Oil, Gas, and Mineral Lease	945008	V73	520

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0030	Schoeffler Energy, LLC	Thomas James Primeaux	11/7/2022	4.4763	Notice of Oil, Gas, and Mineral Lease	945009	V73	526

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA

Contribution Agreement

PC-0031	Schoeffler Energy, LLC	Larry John Primeaux	11/11/2022	1.1636	Notice of Oil, Gas, and Mineral Lease	945126	V73	849	All Lands Covered by Lease.	Acadia	LA
PC-0032	Schoeffler Energy, LLC	Larry John Primeaux, et al	11/3/2022	5.9500	Notice of Oil, Gas, and Mineral Lease	945005	V73	496	All Lands Covered by Lease.	Acadia	LA
PC-0033	Schoeffler Energy, LLC	Patrick David Primeaux	11/7/2022	4.4763	Notice of Oil, Gas, and Mineral Lease	945119	V73	824	All Lands Covered by Lease.	Acadia	LA
PC-0037	Schoeffler Energy, LLC	Darilyn Benoit Pousson	12/7/2022	3.3200	Notice of Oil, Gas, and Mineral Lease	945136	V73	900	All Lands Covered by Lease.	Acadia	LA
PC-0038	Schoeffler Energy, LLC	Joanna Gale Primeaux	11/3/2022	4.4763	Notice of Oil, Gas, and Mineral Lease	945007	V73	515

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0041	Schoeffler Energy, LLC	Wallace Hebert	11/8/2022	5.6360	Notice of Oil, Gas, and Mineral Lease	945125	V73	844

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0043	Schoeffler Energy, LLC	Hollis Firmin, et ux	11/3/2022	1.0000	Notice of Oil, Gas, and Mineral Lease	945006	V73	510	All Lands Covered by Lease.	Acadia	LA
PC-0044	Schoeffler Energy, LLC	Roxanne Dugas Meaux, et al	10/17/2022	2.0000	Notice of Oil, Gas, and Mineral Lease	944994	V73	426

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0050	Schoeffler Energy, LLC	Catherine Cormier Mayeux, et al	11/11/2022	27.2200	Notice of Oil, Gas, and Mineral Lease	945127	V73	854

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA

Contribution Agreement

PC-0051	Schoeffler Energy, LLC	Lyle O. Fogleman, Jr., et al	10/27/2022	19.3845	Notice of Oil, Gas, and Mineral Lease	945001	V73	467

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0052	Schoeffler Energy, LLC	Lyle O. Fogleman, Jr.	10/27/2022	15.9900	Notice of Oil, Gas, and Mineral Lease	945003	V73	485

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0052A	Schoeffler Energy, LLC	Kenneth James Istre, et al	2/17/2023	15.9900	Notice of Oil, Gas, and Mineral Lease	945151	V73	980

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0053	Schoeffler Energy, LLC	Lyle O. Fogleman, et al	10/27/2022	4.0000	Notice of Oil, Gas, and Mineral Lease	945000	V73	458	All Lands Covered by Lease.	Acadia	LA
PC-0053A	Schoeffler Energy, LLC	Darrel C. Benoit, et al	11/30/2022	4.0000	Notice of Oil, Gas, and Mineral Lease	945131	V73	875	All Lands Covered by Lease.	Acadia	LA
PC-0053B	Schoeffler Energy, LLC	Kenneth James Istre, et al	2/17/2023	4.0000	Notice of Oil, Gas, and Mineral Lease	945153	V73	986	All Lands Covered by Lease.	Acadia	LA
PC-0060	Schoeffler Energy, LLC	Joel A. Guichard, et ux	10/6/2022	28.8100	Notice of Oil, Gas, and Mineral Lease	944987	V73	390	All Lands Covered by Lease.	Acadia	LA
PC-0064	Schoeffler Energy, LLC	Muskrat Kamp, LLC	12/13/2022	1.8160	Notice of Oil, Gas, and Mineral Lease	945137	V73	905	All Lands Covered by Lease.	Acadia	LA
PC-0070	Schoeffler Energy, LLC	Thomas Ray Richard	1/5/2023	32.6000	Notice of Oil, Gas, and Mineral Lease	945143	V73	935

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0074	Schoeffler Energy, LLC	Darrel C. Benoit, et al	12/1/2022	43.1570	Notice of Oil, Gas, and Mineral Lease	945132	V73	880

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA

Contribution Agreement

PC-0075	Schoeffler Energy, LLC	Darrel C. Benoit, et al	12/1/2022	43.7990	Notice of Oil, Gas, and Mineral Lease	945133	V73	885

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0076	Schoeffler Energy, LLC	Todd James Pousson, et ux	12/7/2022	18.1300	Notice of Oil, Gas, and Mineral Lease	945135	V73	895

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0078	Schoeffler Energy, LLC	Don Aaron Comeaux, et al	1/11/2023	24.8633	Notice of Oil, Gas, and Mineral Lease	945147	V73	955

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0079	Schoeffler Energy, LLC	Kenneth James Istre, et al	2/17/2023	0.2200	Notice of Oil, Gas, and Mineral Lease	945157	V73	1009	All Lands Covered by Lease.	Acadia	LA
PC-0080	Schoeffler Energy, LLC	Kenneth James Istre, et al	2/17/2023	19.4000	Notice of Oil, Gas, and Mineral Lease	945156	V73	1003	All Lands Covered by Lease.	Acadia	LA
PC-0081	Schoeffler Energy, LLC	Kenneth James Istre	2/17/2023	6.4615	Notice of Oil, Gas, and Mineral Lease	945155	V73	998

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0081A	Schoeffler Energy, LLC	O’Neil Ray Istre, et al	2/17/2023	6.4615	Notice of Oil, Gas, and Mineral Lease	945154	V73	992

Insofar, and only insofar, as to all lands covered by Lease lying southeasterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

										Acadia	LA
PC-0082	Schoeffler Energy, LLC	Dudley Jule Meaux, et al	1/25/2023	10.0000	Notice of Oil, Gas, and Mineral Lease	945149	V73	967	All Lands Covered by Lease.	Acadia	LA

Contribution Agreement

Wildcat Packer LLC

Contract #	Lessee	Lessor	Lease Date	Gross Acres	Instrument	Rec. Date	Instrument No.	COB	Page	Description	Parish	State
PC-0001	Schoeffler Energy, LLC	Norman Joseph & Melissa Dawn Guidry	12/27/2022	4.0000	Notice of Oil, Gas, and Mineral Lease	6/9/2023	945010	V73	531	All Lands Covered by Lease	Acadia	LA
PC-0002	Schoeffler Energy, LLC	Anna Belle Vondenstein, et al	9/7/2022	2.7900	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944938	V73	252	All Lands Covered by Lease	Acadia	LA
PC-0005	Schoeffler Energy, LLC	Jules Reed Lemaire	10/3/2022	3.3100	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944949	V73	309	All Lands Covered by Lease	Acadia	LA
PC-0007	Schoeffler Energy, LLC	Kristal Trahan Vilardo, et vir	9/29/2022	1.0000	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944944	V73	284	All Lands Covered by Lease	Acadia	LA
PC-0008	Schoeffler Energy, LLC	Brenda Richard Guillotte	8/12/2022	8.5000	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944932	V73	222	All Lands Covered by Lease	Acadia	LA
PC-0009	Schoeffler Energy, LLC	Ronald Ray Richard	8/12/2022	17.0000	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944935	V73	237	All Lands Covered by Lease	Acadia	LA
PC-0010	Schoeffler Energy, LLC	Ronald Ray Richard, et ux	8/12/2022	34.5500	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944934	V73	232	All Lands Covered by Lease	Acadia	LA
PC-0011	Schoeffler Energy, LLC	Russell Joseph Richard	8/12/2022	7.5000	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944933	V73	227	All Lands Covered by Lease	Acadia	LA
PC-0012	Schoeffler Energy, LLC	Perman D. Vondenstein	8/10/2022	4.3130	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944931	V73	217	All Lands Covered by Lease	Acadia	LA
PC-0013	Schoeffler Energy, LLC	Richard Coy Hebert, et ux	8/15/2022	17.2500	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944936	V73	242	All Lands Covered by Lease	Acadia	LA
PC-0014	Schoeffler Energy, LLC	Winston J. Vondenstein	8/1/2022	18.2200	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944929	V73	205	All Lands Covered by Lease	Acadia	LA
PC-0015	Schoeffler Energy, LLC	Anna Belle Vondenstein	9/7/2022	3.0130	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944937	V73	247	All Lands Covered by Lease	Acadia	LA
PC-0016	Schoeffler Energy, LLC	Janice Louise Labove	9/22/2022	24.8300	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944940	V73	262	All Lands Covered by Lease	Acadia	LA
PC-0018	Schoeffler Energy, LLC	Velma Marie Vondenstein, et al	8/9/2022	44.3280	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944930	V73	210	All Lands Covered by Lease	Acadia	LA
PC-0019	Schoeffler Energy, LLC	Anna Belle Vondenstein, et al	9/7/2022	2.5860	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944939	V73	257	All Lands Covered by Lease	Acadia	LA
PC-0020	Schoeffler Energy, LLC	John Randall Trahan	9/29/2022	1.0000	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944946	V73	294	All Lands Covered by Lease	Acadia	LA
PC-0021	Schoeffler Energy, LLC	Joseph Allen John, et al	7/8/2022	295.9270	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944927	V73	189

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA
PC-0022	Schoeffler Energy, LLC	Daniel Joseph Trahan	10/3/2022	1.5000	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944986	V73	385	All Lands Covered by Lease	Acadia	LA

Contribution Agreement

PC-0023	Schoeffler Energy, LLC	John Calvin Trahan	9/29/2022	33.3600	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944945	V73	289	All Lands Covered by Lease	Acadia	LA
PC-0024	Schoeffler Energy, LLC	Ronald James Leleux	10/3/2022	7.1900	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944950	V73	314	All Lands Covered by Lease	Acadia	LA
PC-0025	Schoeffler Energy, LLC	DSM Irrevocable Living Trust	6/17/2022	65.3100	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944926	V73	184	All Lands Covered by Lease	Acadia	LA
PC-0026	Schoeffler Energy, LLC	John Calvin Trahan, et al	9/29/2022	9.0800	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944947	V73	299	All Lands Covered by Lease	Acadia	LA
PC-0027	Schoeffler Energy, LLC	Blaine John Meaux	10/17/2022	0.6100	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944993	V73	421	All Lands Covered by Lease	Acadia	LA
PC-0028	Schoeffler Energy, LLC	Keefe D. Meaux	10/18/2022	2.9400	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944996	V73	440	All Lands Covered by Lease	Acadia	LA
PC-0029	Schoeffler Energy, LLC	David Harrison James, et al	11/4/2022	4.4764	Notice of Oil, Gas, and Mineral Lease	6/9/2023	945008	V73	520

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA
PC-0034	Schoeffler Energy, LLC	Debra Bertrand Ruddock	10/21/2022	6.1100	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944998	V73	448	All Lands Covered by Lease	Acadia	LA
PC-0035	Schoeffler Energy, LLC	Succession of David Hebert	11/7/2022	5.6360	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945118	V73	819	All Lands Covered by Lease	Acadia	LA
PC-0036	Schoeffler Energy, LLC	Burton Wayne Thibodeaux, et ux	10/21/2022	18.0700	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944999	V73	453	All Lands Covered by Lease	Acadia	LA
PC-0039	Schoeffler Energy, LLC	Alan John Primeaux	11/8/2022	0.2790	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945123	V73	834	All Lands Covered by Lease	Acadia	LA
PC-0040	Schoeffler Energy, LLC	Debbie Marie Smith Primeaux	11/8/2022	0.2790	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945124	V73	839	All Lands Covered by Lease	Acadia	LA
PC-0041	Schoeffler Energy, LLC	Wallace Hebert	11/8/2022	5.6360	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945125	V73	844

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA
PC-0042	Schoeffler Energy, LLC	Corey James Henry	11/18/2022	0.5500	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945129	V73	865	All Lands Covered by Lease	Acadia	LA
PC-0044	Schoeffler Energy, LLC	Roxanne Dugas Meaux, et al	10/17/2022	2.0000	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944994	V73	426

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA

Contribution Agreement

PC-0045	Schoeffler Energy, LLC	Sandra Faye Smith Bertrand	10/14/2022	4.3790	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944991	V73	411	All Lands Covered by Lease	Acadia	LA
PC-0046	Schoeffler Energy, LLC	Alan John Primeaux, et al	11/8/2022	6.5800	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945121	V73	829	All Lands Covered by Lease	Acadia	LA
PC-0047	Schoeffler Energy, LLC	Terry Keith Henry, et al	11/16/2022	1.0000	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945128	V73	860	All Lands Covered by Lease	Acadia	LA
PC-0048	Schoeffler Energy, LLC	Blaine Louis Abshire, et ux	12/2/2022	1.0000	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945134	V73	890	All Lands Covered by Lease	Acadia	LA
PC-0049	Schoeffler Energy, LLC	John Namie John, IV, et al	10/31/2022	4.0730	Notice of Oil, Gas, and Mineral Lease	6/9/2023	945004	V73	490	All Lands Covered by Lease	Acadia	LA
PC-0050	Schoeffler Energy, LLC	Catherine Cormier Mayeux, et al	11/11/2022	27.2200	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945127	V73	854

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA
PC-0051	Schoeffler Energy, LLC	Lyle O. Fogleman, Jr., et al	10/27/2022	19.3845	Notice of Oil, Gas, and Mineral Lease	6/9/2023	945001	V73	467

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA
PC-0052	Schoeffler Energy, LLC	Lyle O. Fogleman, Jr.	10/27/2022	15.9900	Notice of Oil, Gas, and Mineral Lease	6/9/2023	945003	V73	485

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA
PC-0052A	Schoeffler Energy, LLC	Kenneth James Istre, et al	2/17/2023	15.9900	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945151	V73	980

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA

Contribution Agreement

PC-0054	Schoeffler Energy, LLC	Lyle O. Fogleman, Jr., et al	10/27/2022	112.7400	Notice of Oil, Gas, and Mineral Lease	6/9/2023	945002	V73	476	All Lands Covered by Lease	Acadia	LA
PC-0055	Schoeffler Energy, LLC	Marilyn Ann Smith Istre	10/14/2022	2.3290	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944992	V73	416	All Lands Covered by Lease	Acadia	LA
PC-0056	Schoeffler Energy, LLC	Linda Susan Stelly Adams, et al	10/11/2022	4.3130	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944989	V73	400	All Lands Covered by Lease	Acadia	LA
PC-0057	Schoeffler Energy, LLC	Barbara Nell Hebert Byron	10/18/2022	16.1170	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944995	V73	435	All Lands Covered by Lease	Acadia	LA
PC-0058	Schoeffler Energy, LLC	Amanda G. Hubbard	10/13/2022	1.0000	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944990	V73	406	All Lands Covered by Lease	Acadia	LA
PC-0059	Schoeffler Energy, LLC	Ronald James Duhon, Jr., et ux	10/7/2022	1.0200	Notice of Oil, Gas, and Mineral Lease	6/9/2023	944988	V73	395	All Lands Covered by Lease	Acadia	LA
PC-0061	Schoeffler Energy, LLC	Tommy Evans Smith	9/30/2022	2.3290	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944948	V73	304	All Lands Covered by Lease	Acadia	LA
PC-0062	Schoeffler Energy, LLC	Billy Irvin Smith	11/28/2022	2.3290	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945130	V73	870	All Lands Covered by Lease	Acadia	LA
PC-0063	Schoeffler Energy, LLC	Chester John Simon, Jr., et ux	1/4/2023	1.1050	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945142	V73	930	All Lands Covered by Lease	Acadia	LA
PC-0065	Schoeffler Energy, LLC	Dalton Austin Parker, et ux	1/11/2023	5.6360	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945148	V73	962	All Lands Covered by Lease	Acadia	LA
PC-0066	Schoeffler Energy, LLC	Jennifer Ann Henry Suire	1/3/2023	3.4500	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945140	V73	920	All Lands Covered by Lease	Acadia	LA
PC-0067	Schoeffler Energy, LLC	Carol Henry Credeur	1/3/2023	3.4520	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945141	V73	925	All Lands Covered by Lease	Acadia	LA
PC-0068	Schoeffler Energy, LLC	Betty Lou Henry Broussard	1/3/2023	3.4500	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945139	V73	915	All Lands Covered by Lease	Acadia	LA
PC-0069	Schoeffler Energy, LLC	Maudrey Ann Trahan	1/5/2023	10.2670	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945144	V73	940	All Lands Covered by Lease	Acadia	LA
PC-0070	Schoeffler Energy, LLC	Thomas Ray Richard	1/5/2023	32.6000	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945143	V73	935

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA
PC-0071	Schoeffler Energy, LLC	Arlie Gaspard	12/16/2022	3.0000	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945138	V73	910	All Lands Covered by Lease	Acadia	LA
PC-0072	Schoeffler Energy, LLC	Callie Rose Trahan Smith	1/9/2023	34.0970	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945145	V73	945	All Lands Covered by Lease	Acadia	LA
PC-0073	Schoeffler Energy, LLC	Rena Trahan Beach	1/10/2023	34.0970	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945146	V73	950	All Lands Covered by Lease	Acadia	LA
PC-0074	Schoeffler Energy, LLC	Darrel C. Benoit, et al	12/1/2022	43.1570	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945132	V73	880

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA

Contribution Agreement

PC-0076	Schoeffler Energy, LLC	Todd James Pousson, et ux	12/7/2022	18.1300	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945135	V73	895

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA
PC-0077	Schoeffler Energy, LLC	Dustin W. Romero, et al	1/26/2023	2.3290	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945150	V73	973	All Lands Covered by Lease	Acadia	LA
PC-0078	Schoeffler Energy, LLC	Don Aaron Comeaux, et al	1/11/2023	24.8633	Notice of Oil, Gas, and Mineral Lease	6/14/2023	945147	V73	955

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA
PC-0003	Schoeffler Energy, LLC	Wendall Kent Primeaux, et al	9/23/2022	107.5768	Notice of Oil, Gas, and Mineral Lease	6/7/2023	944943	V73	277

Insofar, and only insofar, as to all lands covered by Lease lying northwesterly of a projection of the common unit boundary line between the MIOGYP RA SUA and the MIOGYP RB SUA created by Office of Conservation Order No. 634-A and dated effective June 27, 2006.

											Acadia	LA

Contribution Agreement

Wildcat Panther, LLC

Contract #	Lessee	Lessor	Lease Date	Gross Acres	Instrument	Instrument No.	COB	Page	Parish	State
MPC-0005	Schoeffler Energy LLC	Susan Anne Breaux	2/17/2022	35.370	Notice of OGML	936296	E73	852	Acadia	LA
MPC-0004	Schoeffler Energy LLC	Jerome Bradley Cormier & Barbara Broussard Cormier	2/25/2022	14.300	Notice of OGML	936295	E73	847	Acadia	LA
MPC-0001	Schoeffler Energy LLC	Adam Estate Properties, LLC	3/10/2022	416.420	Notice of OGML	936293	E73	837	Acadia	LA
MPC-0006	Schoeffler Energy LLC	Jared W. Medus & Ashley B. Medus	3/31/2022	1.123	Notice of OGML	936298	E73	862	Acadia	LA
MPC-0007	Schoeffler Energy LLC	Deanna Richard Spell	4/8/2022	10.000	Notice of OGML	936299	E73	867	Acadia	LA
MPC-0008	Schoeffler Energy LLC	Dexter Paul Guidry	4/8/2022	1.358	Notice of OGML	936300	E73	872	Acadia	LA
MPC-0009	Schoeffler Energy LLC	Eric Lawrence Menard & Shevon Broussard Menard	4/20/2022	8.530	Notice of OGML	936301	E73	877	Acadia	LA
MPC-0010	Schoeffler Energy LLC	Chester John Simon, Jr. & Michelle Thibodeaux Simon	4/20/2022	25.000	Notice of OGML	936302	E73	882	Acadia	LA
MPC-0011	Schoeffler Energy LLC	Patrick Dale Leleux, Sr., Marcus Keith Leleux, Donna Ann Leleux	5/9/2022	89.488	Notice of OGML	936303	E73	887	Acadia	LA
MPC-0012	Schoeffler Energy LLC	Marcus Keith Leleux & Pamela Sue Guidry Leleux	5/9/2022	2.280	Notice of OGML	936304	E73	892	Acadia	LA
MPC-0013	Schoeffler Energy LLC	Patrick Dale Leleux, Sr. & Johnette Ann Guidry Leleux	5/9/2022	1.060	Notice of OGML	936305	E73	897	Acadia	LA
MPC-0014	Schoeffler Energy LLC	Paul Wayne Dailey	6/23/2022	1.210	Notice of OGML	938494	J73	53	Acadia	LA
MPC-0002A	Schoeffler Energy LLC	David Chad Murrell and Marialine Trahan Murrell	10/26/2022	12.200	Notice of OGML	938497	J73	68	Acadia	LA
MPC-0016	Schoeffler Energy LLC	Cody Winston Guillory and Michelle L. Guillory	7/15/2022	3.000	Notice of Paid-Up OGML	938495	J73	58	Acadia	LA
MPC-0015	Schoeffler Energy LLC	Cody Winston Guillory & Michelle L. Guillory	7/27/2022	3.000	Notice of Paid-Up OGML	938496	J73	63	Acadia	LA
SUA-0001	Wildcat Panther, LLC	Adam Estate Properties, L.L.C., et al	9/22/2022	4.74	Damage Release, Surface Site, Subsurface Servitude And Access Road Use Agreement	Unrecorded	Unrecorded	Unrecorded	Acadia	LA

Contribution Agreement

Wildcat Valentine, LLC

Contract #	Lessee	Lessor	Lease Date	Gross Acres	Instrument	Instrument No.	COB	Page	Parish	State
VAL-0001	Schoeffler Energy Group, Inc.	Valentine Realty, LLC, et al	10/12/20	426.274	Oil, Gas and Mineral Lease	1347781	2250	710	Lafourche	LA
VAL-0002	Schoeffler Energy Group, Inc.	Minor A. Cheramie, Jr. & Susane Bruce Cheramie	2/9/21	128.833	Oil, Gas and Mineral Lease	1347782	2250	731	Lafourche	LA
VAL-0003	ORX Exploration, Inc.	Mary Jane Orgeron Evans	2/15/22	0.634	Oil, Gas and Mineral Lease	1347783	2250	740	Lafourche	LA
VAL-0004	ORX Exploration, Inc.	Gisclair Capital Holdings, LLC	2/4/22	129.226	Oil, Gas and Mineral Lease	1347784	2250	747	Lafourche	LA
VAL-0006	ORX Exploration, Inc.	Ronnie J. Loupe & Teri Maxwell Loupe	2/17/22	33.696	Oil, Gas and Mineral Lease	1347786	2250	762	Lafourche	LA
VAL-0007	ORX Exploration, Inc.	Gus Cretini	2/4/22	60.479	Oil, Gas and Mineral Lease	1347787	2250	769	Lafourche	LA
VAL-0008	ORX Exploration, Inc.	Steven J. Cheramie, Jr. & Dawn Chiasson Cheramie	2/7/22	35.89	Oil, Gas and Mineral Lease	1347788	2250	776	Lafourche	LA
VAL-0009	ORX Exploration, Inc.	Gerhort S. Alford & Leverna L. Alford	2/3/22	42.43	Oil, Gas and Mineral Lease	1347789	2250	784	Lafourche	LA
VAL-0010	ORX Exploration, Inc.	Bryan C. Orgeron	2/9/22	4.604	Oil, Gas and Mineral Lease	1347790	2250	791	Lafourche	LA
VAL-0011	ORX Exploration, Inc.	D&E Melancon, LLC	2/2/22	241.714	Oil, Gas and Mineral Lease	1347791	2250	798	Lafourche	LA
VAL-0012	ORX Exploration, Inc.	Jeanette Allemand St. Cyr	2/8/22	64.39	Oil, Gas and Mineral Lease	1347792	2250	807	Lafourche	LA
VAL-0013	ORX Exploration, Inc.	Charlie L. Pierce Jr. & Mona Alleman Pierce	2/15/22	62.956	Oil, Gas and Mineral Lease	1347793	2250	814	Lafourche	LA
VAL-0014	ORX Exploration, Inc.	Todd P. Danos & Michele Martin Danos	2/7/22	40	Oil, Gas and Mineral Lease	1347797	2250	847	Lafourche	LA
VAL-0015	ORX Exploration, Inc.	Christopher J, Leblanc	3/2/22	0.956	Oil, Gas and Mineral Lease	1347798	2250	854	Lafourche	LA
VAL-0016	ORX Exploration, Inc.	James G. Leblanc, et al	2/25/22	35.408	Oil, Gas and Mineral Lease	1347795	2250	828	Lafourche	LA
VAL-0017	ORX Exploration, Inc.	Raymond Claudet	2/3/22	109	Oil, Gas and Mineral Lease	1347799	2250	861	Lafourche	LA
VAL-0018 (VAL-0019A)	ORX Exploration, Inc.	Toby James Brady Children’s Trust	2/16/22	77.34	Oil, Gas and Mineral Lease	1347800	2250	868	Lafourche	LA
VAL-0019	ORX Exploration, Inc.	Toby James Brady & Stacy Plaisance Brady	2/16/22	77.34	Oil, Gas and Mineral Lease	1347761	2250	566	Lafourche	LA
VAL-0020	ORX Exploration, Inc.	Thommassie Commercial Properties, LLC	2/24/22	15.045	Memorandum of Oil, Gas and Mineral Lease	1367097	2285	62	Lafourche	LA
VAL-0021	ORX Exploration, Inc.	Ralph D. Kraemer, rep. by Alice Theriot Kraemer, his agent & attorney-in-fact, & Alice Theriot Kraemer	3/14/22	26.85	Memorandum of Oil, Gas and Mineral Lease	1367098	2285	68	Lafourche	LA
VAL-0022	ORX Exploration, Inc.	Jimmie A. Theriot & Donna Richoux Theriot	3/14/22	26.171	Memorandum of Oil, Gas and Mineral Lease	1367094	2285	47	Lafourche	LA

Contribution Agreement

VAL-0023	ORX Exploration, Inc.	Elaine A. Theriot	2/22/22	27.725	Memorandum of Oil, Gas and Mineral Lease	1367095	2285	52	Lafourche	LA
VAL-0024	ORX Exploration, Inc.	Bart Anthony Orgeron	4/1/22	0.409	Oil, Gas and Mineral Lease	1347762	2250	573	Lafourche	LA
VAL-0025	ORX Exploration, Inc.	Chad France & Lacey Marie Cheramie France	3/30/22	1.422	Memorandum of Oil, Gas and Mineral Lease	1367096	2285	57	Lafource	LA
VAL-0026	ORX Exploration, Inc.	Christine Vizier Hartman, et al	3/28/22	20	Oil, Gas and Mineral Lease	1347763	2250	580	Lafourche	LA
VAL-0027	ORX Exploration, Inc.	Deana Pierce Cheramie	3/14/22	1.614	Oil, Gas and Mineral Lease	1347764	2250	590	Lafourche	LA
VAL-0028	ORX Exploration, Inc.	Wayne Lescavage	4/1/22	4.567	Oil, Gas and Mineral Lease	1347765	2250	597	Lafourche	LA
VAL-0029	ORX Exploration, Inc.	Eddie J. St. Pierre; The Estate of Kirk D. St. Pierre	2/25/22	0.98	Oil, Gas and Mineral Lease	1347794	2250	821	Lafourche	LA
VAL-0030	ORX Exploration, Inc.	Mary Lee Foret Cox	3/29/22	10.174	Oil, Gas and Mineral Lease	1347766	2250	604	Lafourche	LA
VAL-0031	ORX Exploration, Inc.	Jennifer Leblanc-Brown, as Agent & Attorney-in-Fact for Carole G. Leblanc	3/24/22	5.037	Oil, Gas and Mineral Lease	1347767	2250	611	Lafourche	LA
VAL-0032	ORX Exploration, Inc.	Carolyn Lelbanc Gaudet	4/12/22	5.037	Oil, Gas and Mineral Lease	1347768	2250	618	Lafourche	LA
VAL-0033	ORX Exploration, Inc.	James G. Leblanc, etal	4/18/22	1.128	Oil, Gas and Mineral Lease	1347742	2250	430	Lafourche	LA
VAL-0034	ORX Exploration, Inc.	Lonnie Joseph Boudreaux	4/12/22	1.17	Oil, Gas and Mineral Lease	1347769	2250	625	Lafourche	LA
VAL-0036	ORX Exploration, Inc.	Daniel J. Leblanc	4/18/22	0.592	Oil, Gas and Mineral Lease	1347771	2250	639	Lafourche	LA
VAL-0037	ORX Exploration, Inc.	Jamie Cheramie & Brandy Angelette Cheramie	4/1/22	1.977	Oil, Gas and Mineral Lease	1347772	2250	646	Lafourche	LA
VAL-0038	ORX Exploration, Inc.	Phillip G. Chiasson & Linda Matherne Chiasson	4/19/22	0.384	Oil, Gas and Mineral Lease	1347773	2250	653	Lafourche	LA
VAL-0039 (VAL-0026)	ORX Exploration, Inc.	The Carl J. & Bonnie C. Vizier Revocable Living Trust	3/29/22	20	Oil, Gas and Mineral Lease	1347774	2250	660	Lafourche	LA
VAL-0040	ORX Exploration, Inc.	Sidney Joesph Allemand & Shirley Marie Allemand	5/10/22	0.199	Oil, Gas and Mineral Lease	1347775	2250	667	Lafourche	LA

Contribution Agreement

VAL-0041	ORX Exploration, Inc.	Leon M. Richard, Charlene Mary Richard Allemand	5/10/22	0.39	Oil, Gas and Mineral Lease	1347776	2250	674	Lafourche	LA
VAL-0042	ORX Exploration, Inc.	Wilton Anthony Allemand & Charlene Mary Richard Allemand	5/10/22	0.59	Oil, Gas and Mineral Lease	1347777	2250	681	Lafourche	LA
VAL-0043	ORX Exploration, Inc.	Haze Paul Allemand & Dianna Guidry Allemand	5/10/22	0.396	Oil, Gas and Mineral Lease	1347778	2250	688	Lafourche	LA
VAL-0044	ORX Exploration, Inc.	James G. Leblanc	5/3/22	0.483	Oil, Gas and Mineral Lease	1347751	2250	499	Lafourche	LA
VAL-0045	ORX Exploration, Inc.	Scott Arcement	5/3/22	0.357	Oil, Gas and Mineral Lease	1347743	2250	440	Lafourche	LA
VAL-0046	ORX Exploration, Inc.	Lois Lambert Cantrelle & Loretta Rita Lambert	5/4/22	86.698	Memorandum of Oil, Gas and Mineral Lease	1367099	2285	73	Lafourche	LA
VAL-0047	ORX Exploration, Inc.	Allan Company, - Ranch, LLC	4/11/22	1409.31	Memorandum of Oil, Gas and Mineral Lease	1363559	2278	741	Lafourche	LA
VAL-0050	ORX Exploration, Inc.	Raymond R. Naquin & Linda S. Naquin	6/6/22	0.393	Oil, Gas and Mineral Lease	1347745	2250	455	Lafourche	LA
VAL-0055	ORX Exploration, Inc.	Culver Farms, LLC	6/8/22	20	Memorandum of Oil, Gas and Mineral Lease	1367112	2285	91	Lafourche	LA
VAL-0056	ORX Exploration, Inc.	Tommy Joseph Dufrene	6/1/22	0.391	Oil, Gas and Mineral Lease	1347749	2250	485	Lafourche	LA
VAL-0057	ORX Exploration, Inc.	Ricky J. Sevin & Marion Guidry Sevin	6/28/22	0.39	Oil, Gas and Mineral Lease	1347750	2250	492	Lafourche	LA
VAL-0058	ORX Exploration, Inc.	Audrey S. Savoie, etal	5/16/22	0.398	Oil, Gas and Mineral Lease	1347741	2250	421	Lafourche	LA
VAL-0060	ORX Exploration, Inc.	Shirley Danos Walker	7/18/22	31.775	Oil, Gas and Mineral Lease	1347753	2250	515	Lafourche	LA
VAL-0062	ORX Exploration, Inc.	Mary Lee Foret Cox	7/22/22	44.777	Oil, Gas and Mineral Lease	1347796	2250	839	Lafourche	LA
VAL-0063	ORX Exploration, Inc.	Elrick Nelson	8/2/22	14.787	Oil, Gas and Mineral Lease	1347755	2250	530	Lafourche	LA
VAL-0064	ORX Exploration, Inc.	Bryan C. Orgeron	8/2/22	6.966	Oil, Gas and Mineral Lease	1347756	2250	537	Lafourche	LA
VAL-0065	ORX Exploration, Inc.	Mary Lee Foret Cox	8/15/22	7.4755	Oil, Gas and Mineral Lease	1347757	2250	544	Lafourche	LA
VAL-0066	ORX Exploration, Inc.	Four Star Enterprises, LLC	7/27/22	71.468	Oil, Gas and Mineral Lease	1347758	2250	551	Lafourche	LA

Contribution Agreement

VAL-0067	ORX Exploration, Inc.	Christie Lee Orgeron Trust No. 1	3/16/22	38.498	Oil, Gas and Mineral Lease	1347759	2250	559	Lafourche	LA
VAL-0068	ORX Exploration, Inc.	Bobby Lee Orgeron Trust No. 1, represented by Bobby Lee Orgeron	3/16/22	38.498	Oil, Gas and Mineral Lease	1367149	2285	132	Lafourche	LA
VAL-0069	ORX Exploration, Inc.	Edwin Bourg & Patricia A. Rivet Bourg	8/22/22	15.52	Oil, Gas and Mineral Lease	1347779	2250	695	Lafourche	LA
VAL-0070	ORX Exploration, Inc.	Arthur John Rousse & Amanda Guidry Rousse	10/27/22	34.581	Oil, Gas and Mineral Lease	1367153	2285	161	Lafourche	LA
VAL-0071	ORX Exploration, Inc.	Robert Joseph Dufrence, Jr. ET AL	11/9/22	0.27	Oil, Gas and Mineral Lease	1367150	2285	137	Lafourche	LA
VAL-0072	ORX Exploration, Inc.	Misty Dufrene, Tiffany D. Theriot	11/9/22	1.73	Oil, Gas and Mineral Lease	1367151	2285	146	Lafourche	LA
VAL-0073	ORX Exploration, Inc.	Roy Theron Meek & Laquita Johnson Meek	10/21/22	15.58	Oil, Gas and Mineral Lease	1367152	2285	154	Lafourche	LA
VAL-0074	ORX Exploration, Inc.	Laquita Johnson Meek	10/21/22	0.278	Oil, Gas and Mineral Lease	1367159	2285	210	Lafourche	LA
VAL-0075	ORX Exploration, Inc.	Robert Joseph Dufrene, Jr.	10/28/22	1.08	Oil, Gas and Mineral Lease	1367154	2285	169	Lafourche	LA
VAL-0076	ORX Exploration, Inc.	Alicia Sue Harper aka Alicia Sue Harper Sanchez	12/8/22	60.81	Oil, Gas and Mineral Lease	1367155	2285	176	Lafourche	LA
VAL-0077	ORX Exploration, Inc.	Donovan Gerard Bourgeois, et al	1/5/23	15	Oil, Gas and Mineral Lease	1367156	2285	184	Lafourche	LA
VAL-0078	ORX Exploration, Inc.	Michael J. Guidry	1/13/23	20	Oil, Gas and Mineral Lease	1367158	2285	202	Lafourche	LA
VAL-0079	ORX Exploration, Inc.	Anton Louis Wald, Jr. & John Batiste Wald	1/27/23	144	Oil, Gas and Mineral Lease	1367157	2285	193	Lafourche	LA
VAL-0080	ORX Exploration, Inc.	Richard J. Baldwin	6/15/23	21.929	Memorandum of Oil, Gas and Mineral Lease	1367148	2285	128	Lafourche	LA

Contribution Agreement

Exhibit B

Form of Membership Interest Assignment

ASSIGNMENT AND ASSUMPTION OF MEMBERSHIP INTERESTS

This ASSIGNMENT AND ASSUMPTION OF MEMBERSHIP INTERESTS (this “Assignment”) executed on the date(s) on the signature page, but effective as of the Effective Time (defined below), is made and executed by Wildcat Partners SPV, LLC, a Delaware limited liability company (“Assignor”) and Next Bridge Hydrocarbons, Inc., a Nevada corporation (“Assignee”, and together with Assignor, each a “Party” and together, the “Parties”).

RECITALS

WHEREAS, Assignor owns one hundred percent (100%) of the issued and outstanding equity interest of each of (a) Wildcat Cowboy, LLC, a Texas limited liability company (“Cowboy”), (b) Wildcat Packer, LLC, a Texas limited liability company (“Packer”), and (c) Wildcat Panther, LLC, a Texas limited liability company (“Panther”) and (d) Wildcat Valentine, LLC, a Texas limited liability company (“Valentine” and collectively with Cowboy, Packer, and Panther, the “Companies” and each a “Company”) (such Companies’ equity interests collectively, the “Membership Interests”);

WHEREAS, Assignor and Assignee are parties to that certain Contribution Agreement (the “Agreement”), dated as of even date herewith, pursuant to which Assignor agreed to assign and transfer the Membership Interests, including all associated voting and economic rights, to Assignee, and Assignee agreed to assume and accept from Assignor, all of Assignor’s right, title and interest in and to the Membership Interests; and

WHEREAS, capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

1.       Transfer, Assignment and Substitution. Effective as of the Effective Time, Assignor hereby assigns, transfers, delivers and conveys, or causes to be transferred, to Assignee, and Assignee hereby accepts delivery from Assignor of, the Membership Interests, free and clear of any Encumbrances, on the terms set forth herein and in the Agreement.

2.       Governing Law; Consent to Jurisdiction.

(a)       This Assignment shall be governed by and construed and enforced in accordance with the laws of the State of Texas, without regard to choice of law principles.

Contribution Agreement

(b)       ANY LEGAL SUIT, ACTION, OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MUST BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF TEXAS IN EACH CASE LOCATED IN THE CITY OF FORT WORTH, TEXAS AND COUNTY OF TARRANT, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES ACKNOWLEDGE THAT THIS IS A “MAJOR TRANSACTION” AS DEFINED BY SECTION 15.020 OF THE TEXAS CIVIL PRACTICE AND REMEDIES CODE. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

3.       No Modification of Agreement. This Assignment is an instrument of transfer and conveyance contemplated by, and is executed and delivered under and subject to, the Agreement. Nothing contained in this Assignment will be deemed to modify any of the provisions of the Agreement or to modify, expand, enlarge or lessen any of the rights or obligations of the Parties under the Agreement.

4.       Binding Effect. This Assignment shall be binding upon, and shall inure to the benefit of, the Parties hereto and their respective successors and assigns. This Assignment shall not confer any rights, benefits or remedies upon any person other than the Parties.

5.       Counterparts. This Assignment may be executed by the Parties in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, the Parties.

6.       Descriptive Headings; References. The descriptive headings herein are inserted for convenience of reference only, do not constitute a part of this Assignment and shall not affect in any manner the meaning or interpretation of this Assignment. All references in this Assignment to Articles, Sections and other subdivisions refer to the Articles, Sections and other subdivisions of this Assignment unless expressly provided otherwise.

7.       Severability. If any provision of this Assignment is held to be unenforceable, this Assignment shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed unenforceable, and in all other respects this Assignment shall remain in full force and effect; provided that if any such provision may be made enforceable by limitation thereof, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by Applicable Law.

Contribution Agreement

8.       Effective Time. This Assignment is effective as of January 1, 2024, 12:00 a.m. Central Standard Time (“Effective Time”).

* * *

IN WITNESS WHEREOF, this Assignment has been executed and delivered by each party hereto on the date first listed above, but for all purposes hereunder effective as of the Effective Time.

ASSIGNOR:

WILDCAT PARTNERS SPV, LLC
By: Brda & Company, LLC, its Manager
By:
John Brda
Manager
Date:

ASSIGNEE:

NEXT BRIDGE HYDROCARBONS, INC.

By:
Greg McCabe
Chief Executive Officer
Date:

Contribution Agreement

Schedule 2.2

Allocated Values

Entity	Percentage	Shares Allocated

Wildcat Panther LLC	38%	950,300

Wildcat Cowboy LLC	10%	247,865

Wildcat Packer LLC	12%	292,700

Wildcat Valentine LLC	40%	1,009,135

	100%	2,500,000

Contribution Agreement

Schedule 4.6

Title to Membership Interests

Company Name	Jurisdiction of Organization	% of Membership Interests of such Company
Wildcat Cowboy, LLC	Texas	100%
Wildcat Packer, LLC	Texas	100%
Wildcat Panther, LLC	Texas	100%
Wildcat Valentine, LLC	Texas	100%

Contribution Agreement

Schedule 5.8

Existing Operations

None.

Contribution Agreement

Schedule 5.19

Accounts; Powers of Attorney

Wildcat Entity	Bank Name	Account Number	Authorized Signers

Wildcat Panther LLC	Chase Bank, Plano TX	856738155	John Brda
			Roger Wurtele

Wildcat Packer LLC	Chase Bank, Plano TX	898963860	John Brda
			Roger Wurtele

Wildcat Cowboy LLC	Chase Bank, Plano TX	898950883	John Brda
			Roger Wurtele

Wildcat Valentine LLC	Chase Bank, Plano TX	898950883	John Brda
			Roger Wurtele

Contribution Agreement

 ANNEX G

Composition of Costs

(See attached)

NEXT BRIDGE HYDROCARBONS INC
PP and E Schedule by Property

NEXT BRIDGE HYDROCARBONS INC
PP&E Rollforward
2022-2023

Orogrande has Back-In Option

					Historical TRCH		FMV Allocated to	Transactions - December 15 thru 31, 2022				Ending
		75%			Cumulative Cost		Orogrande Project	Development	Capitalized	Initial	Additional	Balance
	WI %	NRI %	Location	STATUS	12/14/2022		12/15/2022	Cost	Interest	ARO	AP Topside	12/31/2022
Orogrande Prospect	89.10%	66.83%	TX	AMI
Capitalized Interest - Unevaluated									74,210.40			74,210.40
Leasehold Costs - Dev												-
Leasehold Costs - Undev					2,589,341.87	6.75%	5,223,385.38					5,223,385.38
Geological & Geophysical								22,000.00				22,000.00
Gain/Loss												-
Total					2,589,341.87		5,223,385.38					5,319,595.78

University Rich A11-1	89.10%	66.83%	TX	Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					2,870,712.02	7.48%	5,790,983.17					5,790,983.17
ARO										10,234.74		10,234.74
IDC												-
ICC												-
TDC												-
Total					2,870,712.02		5,790,983.17					5,801,217.91

University Cactus 35 #1 H	89.10%	66.83%	TX	Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					1,976,000.12	5.15%	3,986,113.32					3,986,113.32
ARO										10,234.74		10,234.74
IDC												-
ICC												-
TDC												-
Total					1,976,000.12		3,986,113.32					3,996,348.06

University Founders B19-1	89.10%	66.83%	TX	Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					124,270.32	0.32%	250,686.01					250,686.01
ARO										10,234.74		10,234.74
IDC												-
ICC												-
TDC												-
Total (Devel Cost Carried)					124,270.32		250,686.01					260,920.75

University Founders A25-1	89.10%	66.83%	TX	Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					7,175,883.74	18.70%	14,475,649.83					14,475,649.83
ARO										20,469.48		20,469.48
IDC												-
ICC												-
TDC												-
Total					7,175,883.74		14,475,649.83					14,496,119.31

University Founders A25 1H	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					3,335,357.87	8.69%	6,728,296.38					6,728,296.38
ARO										-		-
IDC												-
ICC												-
TDC												-
Total					3,335,357.87		6,728,296.38					6,728,296.38

University Hueco 39-1	89.10%	66.83%	TX	Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					1,050,227.60	2.74%	2,118,586.02					2,118,586.02
ARO										10,234.74		10,234.74
IDC								9,807.77				9,807.77
ICC												-
TDC												-
Total					1,050,227.60		2,118,586.02					2,138,628.53

NEXT BRIDGE HYDROCARBONS INC
PP and E Schedule by Property

					Historical TRCH		FMV Allocated to	Transactions - December 15 thru 31, 2022				Ending
		75%			Cumulative Cost		Orogrande Project	Development	Capitalized	Initial	Additional	Balance
	WI %	NRI %	Location	STATUS	12/14/2022		12/15/2022	Cost	Interest	ARO	AP Topside	12/31/2022
University Maverick A24-1	89.10%	66.83%	TX	Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					2,015,431.60	5.25%	4,065,657.02					4,065,657.02
ARO										10,234.74		10,234.74
IDC												-
ICC												-
TDC												-
Total					2,015,431.60		4,065,657.02					4,075,891.76

University Rich A11-2	89.10%	66.83%	TX	Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					1,417,159.43	3.69%	2,858,784.28					2,858,784.28
ARO										10,234.74		10,234.74
IDC												-
ICC												-
TDC												-
Total					1,417,159.43		2,858,784.28					2,869,019.02

University Maverick A24 #2	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					4,840,766.36	12.62%	9,765,102.29					9,765,102.29
ARO										7,872.88		7,872.88
IDC												-
ICC												-
TDC												-
Total					4,840,766.36		9,765,102.29					9,772,975.17

University Maverick A24 #3	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					3,702,130.06	9.65%	7,468,172.60					7,468,172.60
ARO										7,872.88		7,872.88
IDC												-
ICC												-
TDC												-
Total					3,702,130.06		7,468,172.60					7,476,045.48

University Masterson B10 #1	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					5,177,652.99	13.49%	10,444,691.46					10,444,691.46
ARO										7,872.88		7,872.88
IDC
ICC												-
TDC												-
Total					5,177,652.99		10,444,691.46					10,452,564.34

University Hueco 39 #2	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					190,550.27	0.50%	384,390.14					384,390.14
ARO										10,234.74		10,234.74
IDC								21,222.19				21,222.19
ICC												-
TDC								6,819.30				6,819.30
Total					190,550.27		384,390.14					422,666.37

NEXT BRIDGE HYDROCARBONS INC
PP and E Schedule by Property

					Historical TRCH		FMV Allocated to	Transactions - December 15 thru 31, 2022				Ending
		75%			Cumulative Cost		Orogrande Project	Development	Capitalized	Initial	Additional	Balance
	WI %	NRI %	Location	STATUS	12/14/2022		12/15/2022	Cost	Interest	ARO	AP Topside	12/31/2022
University Masterson B10 #3	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					1,532,888.07	4.00%	3,092,239.47					3,092,239.47
ARO										7,085.59		7,085.59
IDC								1,073,726.49			105,716.11	1,179,442.60
ICC								22,418.75				22,418.75
TDC								3,955.16				3,955.16
Total					1,532,888.07		3,092,239.47					4,305,141.57

University Cactus 35 #2	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					160,746.54	0.42%	324,268.16					324,268.16
ARO										10,234.74		10,234.74
IDC								447,706.67				447,706.67
ICC												-
TDC								236,076.39				236,076.39
Total					160,746.54		324,268.16					1,018,285.96

University Johnson E23 #2	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					120,872.44	0.32%	243,831.59					243,831.59
ARO										10,234.74		10,234.74
IDC								5,791.25				5,791.25
ICC												-
TDC								6,819.30				6,819.30
Total					120,872.44		243,831.59					266,676.88

University Johnson E23 #1	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					56,721.81	0.15%	114,422.85					114,422.85
ARO										10,234.74		10,234.74
IDC								7,065.00				7,065.00
ICC												-
TDC								6,819.29				6,819.29
Total					56,721.81		114,422.85					138,541.88

Kiehne B48	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					13,664.20	0.04%	27,564.29					27,564.29
ARO												-
IDC												-
ICC												-
TDC												-
Total					13,664.20		27,564.29					27,564.29

NBH B46	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					7,620.40	0.02%	15,372.36					15,372.36
ARO												-
IDC												-
ICC												-
TDC												-
Total					7,620.40		15,372.36					15,372.36

NBH E5	89.10%	66.83%		Test Well
Leasehold Costs - Dev												-
Leasehold Costs - Undev					10,808.40	0.03%	21,803.39					21,803.39
ARO												-
IDC												-
ICC												-
TDC												-
Total					10,808.40		21,803.39					21,803.39

Total					38,368,806.11	100.00%	77,400,000.00	1,870,227.56	74,210.40	153,521.11	105,716.11	79,603,675.18

ANNEX H

Weaver and Tidwell, LLP Valuation Report as of December 14, 2022

(See attached)

weaver
Assurance - Tax - Advisory

Next Bridge Hydrocarbons, Inc.

Valuation Date: December 14, 2022

Distribution Date: February 16, 2023

Table of Contents

Introduction & Background	3
Economic and Industry Analysis	6
Valuation Approaches	14
Acreage Multiples	16
Production Multiples	19
Income Approach	23
Conclusion	25
Appendices	28
Abbreviations and Acronyms	29
Information Considered	30
Assumptions and Limiting Conditions	31
Valuators’ Certification	33
Jennifer Krieger Bio	34
Scott Trampe Bio	35
Curt Germany Bio	36

Valuation Analysis  |  2

Introduction & Background

Introduction

●	Weaver & Tidwell, LLP (“Weaver,” “we,” or “our”) has been engaged by Next Bridge Hydrocarbons, Inc. (the “Company,” “you,” and “your”) to perform valuation-related services (the “Services”) for financial reporting purposes. The Services, which are advisory in nature, include the valuation of certain oil and gas assets (the “Subject Assets”) and the determination of the fair value of 100.0% of the equity (the “Subject Interest”) of the Company.

●	The effective date of the Services is December 14, 2022 (the “Valuation Date”).

●	The standard of value for our analysis will be fair value, as defined by the Financial Accounting Standards Board in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). According to ASC 820, fair value is defined as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Background

●	As of the Valuation Date, the Company acquired the Subject Assets from Meta Materials, Inc. (“Meta”). Meta’s activities prior to the Company’s acquisition are described below.

●	Meta merged with Torchlight as of June 28, 2021.

●	Torchlight purchased Hudspeth on September 23, 2014.

●	A wholly owned subsidiary of Torchlight acquired the Hazel Assets from McCabe Petroleum Corporation on April 4, 2016, which included working interest in approximately 12,000 acres in the Midland Basin.

●	The Subject Assets came to Meta through the following acquisitions made prior to the Meta merger with Torchlight.

●	The Subject Assets under the scope of our Services are made up of the undeveloped Orogrande Basin Project (“Orogrande Assets”) and the producing properties of the Hazel Project (“Hazel Assets”). No analysis of any other oil and gas assets was considered in our Services.

●	The Orogrande Assets are located in Hudspeth County, Texas on the border of El Paso County, Texas and the southern New Mexico border

●	The Orogrande Assets are early-stage exploration oil and gas assets which do not currently generate significant revenues or cash flow for the Company.

●	Wells drilled on the location of the Orogrande Assets are to further establish the presence of oil and gas for the commercialization of the Orogrande Assets in the future.

●	The Hazel Assets are located in Sterling, Tom Green, and Irion Counties, Texas located East of Midland and Odessa, Texas.

●	The Company drilled five (5) wells of which the Flying “B” Ranch #3H and #4H are producing from the Wolfcamp formation.

●	The properties are operated by Maverick Operating, LLC.

●	There were five (5) additional transactions in 2016 and 2017 that increased its working interest in the Hazel Assets to overall net revenue interest of 74% to 75% as of the Valuation Date.

Valuation Analysis  |  4

Introduction & Background

Orogrande Assets Overview
Assets - Orogrande Basin Project
Acres per Section	640
Ownership Interest	66.50%
Contingent Drilling Locations	32
Total Contingent Resource Net Acres	13,619

Reserve Estimates
Net Estimated Reserves (mboe)	5,985

As of the Valuation Date, the Company acquired the Orogrande assets from Meta. Meta’s activities surrounding the assets prior to the acquisition are described below.

After the closing of the acquisition of the Orogrande Assets, Meta engaged in a series of activities related to the oil and gas assets to ensure compliance with the relevant leases and that the lease rights retained their value in advance of a possible sale or other disposition.

The activities included drilling four wells, assembling a team of professionals to manage the efforts, permitting, site preparation, drilling equipment rentals, pad preparations at each of the four sites, and a variety of site clean-up, data summarization, and similar activities.

In 2021, Meta invested approximately $14.2 million in these activities to preserve compliance and the value of the assets.

The data regarding the contingent drilling locations and reserve estimates are based on work performed as of December 31, 2021 and were not independently verified by Weaver. Additionally, as there has been no change in the geological reserve data or/and further significant data collection on the Orogrande Assets.

Orogrande Net Estimated Reserves
						Ownership	Subject Assets Net
Location		Classification	EUR (boe)	Risk Factor Royalty		Interest	Reserves (Boe)
1	Cactus A35 #1H	Discovery Well	1,000,000	100.00%	25%	66.50%	498,750
2	Direct Offset	Direct Offset #1	1,000,000	50.00%	25%	66.50%	249,375
3	Direct Offset	Direct Offset #2	1,000,000	50.00%	25%	66.50%	249,375
4	Direct Offset	Direct Offset #3	1,000,000	50.00%	25%	66.50%	249,375
5	Direct Offset	Direct Offset #4	1,000,000	50.00%	25%	66.50%	249,375
6	Direct Offset	Direct Offset #5	1,000,000	50.00%	25%	66.50%	249,375
7	Direct Offset	Direct Offset #6	1,000,000	50.00%	25%	66.50%	249,375
8	Direct Offset	Direct Offset #7	1,000,000	50.00%	25%	66.50%	249,375
9	Direct Offset	Direct Offset #8	1,000,000	50.00%	25%	66.50%	249,375
10	Indirect Offset	Indirect Offset #1	1,000,000	25.00%	25%	66.50%	124,688
11	Indirect Offset	Indirect Offset #2	1,000,000	25.00%	25%	66.50%	124,688
12	Indirect Offset	Indirect Offset #3	1,000,000	25.00%	25%	66.50%	124,688
13	Indirect Offset	Indirect Offset #4	1,000,000	25.00%	25%	66.50%	124,688
14	Indirect Offset	Indirect Offset #5	1,000,000	25.00%	25%	66.50%	124,688
15	Indirect Offset	Indirect Offset #6	1,000,000	25.00%	25%	66.50%	124,688
16	Indirect Offset	Indirect Offset #7	1,000,000	25.00%	25%	66.50%	124,688
17	Indirect Offset	Indirect Offset #8	1,000,000	25.00%	25%	66.50%	124,688
18	Indirect Offset	Indirect Offset #9	1,000,000	25.00%	25%	66.50%	124,688
19	Indirect Offset	Indirect Offset #10	1,000,000	25.00%	25%	66.50%	124,688
20	Indirect Offset	Indirect Offset #11	1,000,000	25.00%	25%	66.50%	124,688
21	Indirect Offset	Indirect Offset #12	1,000,000	25.00%	25%	66.50%	124,688
22	Indirect Offset	Indirect Offset #13	1,000,000	25.00%	25%	66.50%	124,688
23	Indirect Offset	Indirect Offset #14	1,000,000	25.00%	25%	66.50%	124,688
24	Indirect Offset	Indirect Offset #15	1,000,000	25.00%	25%	66.50%	124,688
25	Indirect Offset	Indirect Offset #16	1,000,000	25.00%	25%	66.50%	124,688
26	Indirect Offset	Indirect Offset #1	1,000,000	12.50%	25%	66.50%	62,344
27	Indirect Offset	Indirect Offset #2	1,000,000	12.50%	25%	66.50%	62,344
28	Indirect Offset	Indirect Offset #3	1,000,000	12.50%	25%	66.50%	62,344
29	Indirect Offset	Indirect Offset #4	1,000,000	12.50%	25%	66.50%	62,344
30	Indirect Offset	Indirect Offset #5	1,000,000	12.50%	25%	66.50%	62,344
31	Indirect Offset	Indirect Offset #6	1,000,000	12.50%	25%	66.50%	62,344
32	Indirect Offset	Indirect Offset #7	1,000,000	12.50%	25%	66.50%	62,344
33	Indirect Offset	Indirect Offset #8	1,000,000	12.50%	25%	66.50%	62,344
34	Indirect Offset	Indirect Offset #9	1,000,000	12.50%	25%	66.50%	62,344
35	Indirect Offset	Indirect Offset #10	1,000,000	12.50%	25%	66.50%	62,344
36	Indirect Offset	Indirect Offset #11	1,000,000	12.50%	25%	66.50%	62,344
37	Indirect Offset	Indirect Offset #12	1,000,000	12.50%	25%	66.50%	62,344
38	Indirect Offset	Indirect Offset #13	1,000,000	12.50%	25%	66.50%	62,344
39	Indirect Offset	Indirect Offset #14	1,000,000	12.50%	25%	66.50%	62,344
40	Indirect Offset	Indirect Offset #15	1,000,000	12.50%	25%	66.50%	62,344
41	Indirect Offset	Indirect Offset #16	1,000,000	12.50%	25%	66.50%	62,344
42	Indirect Offset	Indirect Offset #17	1,000,000	12.50%	25%	66.50%	62,344
43	Indirect Offset	Indirect Offset #18	1,000,000	12.50%	25%	66.50%	62,344
44	Indirect Offset	Indirect Offset #19	1,000,000	12.50%	25%	66.50%	62,344
45	Indirect Offset	Indirect Offset #20	1,000,000	12.50%	25%	66.50%	62,344
46	Indirect Offset	Indirect Offset #21	1,000,000	12.50%	25%	66.50%	62,344
47	Indirect Offset	Indirect Offset #22	1,000,000	12.50%	25%	66.50%	62,344
48	Indirect Offset	Indirect Offset #23	1,000,000	12.50%	25%	66.50%	62,344
49	Indirect Offset	Indirect Offset #24	1,000,000	12.50%	25%	66.50%	62,344
Total			49,000,000				5,985,000

Valuation Analysis  |  5

National Economy Analysis

A well-prepared business valuation contains a thorough and relevant economic and industry analysis. An understanding of the economic and industry outlook is fundamental to developing reasonable expectations about the Subject Assets future prospects. As such, we considered economic and industry influences related to the Subject Assets.

In this analysis, we examine the general economic climate that existed during the third quarter of 2022. This summary provides an overview of some selected economic factors that prevailed at that time as well as a discussion of the factors that are crucial over an extended time period.

General Economic Indicators (1)

The U.S. economy, as indicated by gross domestic product (“GDP”), increased at an annual rate by 2.6% in the third quarter of 2022 after declining at a rate of 0.6% in the second quarter.

The U.S. Leading Economic Index (“LEI”) fell 0.4% in September, and the weaknesses among the indicators were widespread. Most notably, rising inflation, increasing interest rates, and a slowdown in the labor markets stifled the LEI. The LEI is now down 2.8% over the past six months. The senior director of economics with The Conference Board interpreted the data to suggest that a recession is likely coming before the end of 2022.

The LEI is a leading American economic indicator intended to forecast future activity. The Conference Board, a nongovernmental organization, calculates the index from the values of 10 key variables:

●	Average weekly hours, manufacturing;

●	Average weekly initial claims for unemployment insurance;

●	Manufacturers’ new orders, consumer goods and materials;

●	Institute for Supply Management’s Index of New Orders;

●	Manufacturers’ new orders, nondefense capital goods excluding aircraft orders;

●	Building permits, new private housing units;

●	Stock prices, 500 common stocks;

●	Leading Credit Index;

●	Interest rate spread, 10-year Treasury bonds less federal funds; and

●	Average consumer expectations for business conditions.

(1)	Source: Business Valuation Resources: Economic Outlook Update, Third Quarter of 2022.

Valuation Analysis  |  7

National Economy Analysis (cont.)

Labor and Wages

Wages increased 10 cents in September, to $32.46. Real average hourly earnings, seasonally adjusted, have increased by 5.0%, from $30.92, over the 12-month period ending September 2022.

Small Business

The National Federation of Independent Business’s (“NFIB”) Small Business Optimism Index rose 0.3 points in September, to 92.1. The report noted that September marked the ninth consecutive month that the index was below the 48-year average of 98.0. Inflation remained a significant concern among small-business owners, as the report found that 30% of owners found this to be their “single most important problem in operating their business.”

Owners have plans to fill open positions, with a seasonally adjusted net of 23.0% planning to create new jobs in the next three months, up 2.0 points from August. Finding qualified employees remains a problem, and the labor market remains tight as business owners struggle to fill open positions. Of those owners trying to hire, 89% reported few or no qualified applicants for the positions they were trying to fill. The survey found that the difficulty in filling open positions remains the greatest in the construction, manufacturing, transportation, and manufacturing sectors.

Manufacturing

The Institute for Supply Management’s (“ISM”) manufacturing index (Manufacturing PMI) declined 1.9 percentage points in September, to 50.9%. The September reading was the lowest since May 2020, when the Manufacturing PMI reading was 43.5%. A Manufacturing PMI in excess of 48.7%, over a period, generally indicates an expansion of the overall economy. Therefore, the September Manufacturing PMI reading of 50.9% indicated economic growth for the 28th consecutive month following the readings in April 2020 and May 2020 that signaled a contraction. The report noted that, of the five sub-indexes that directly factor into the Manufacturing PMI (New Orders, Production, Employment, Supplier Deliveries, and Inventories), three were in growth territory. Four out of the six biggest manufacturing industries— machinery, transportation equipment, food, beverage, and tobacco products, and computer and electronic products—recorded moderate to strong growth in September.

Construction

The Census Bureau reported that housing starts were at a seasonally adjusted annual rate of 1.439 million in September, 8.1% below the revised August rate of 1.566 million and 7.7% below the September 2021 rate of 1.559 million. Single-family housing starts fell 4.7% in September, to a rate of 892,000. Multifamily housing starts declined 13.1% in September, to a rate of 530,000. The multifamily-home sector, which consists of buildings with five units or more, tends to be more volatile than the single-family-home sector.

Spending on all private construction was at a seasonally adjusted annual rate of $1,379.7 billion in March, 0.2% above the revised February rate of $1,376.9 billion and 14.6% above the rate from one year ago. Private residential construction spending was at a seasonally adjusted annual rate of $882.0 billion in March, 1.0% above the revised rate of $873.2 billion in February. Private nonresidential construction was at a seasonally adjusted annual rate of $497.6 billion in March, 1.2% below the rate from February, at $503.6 billion. The value of private construction was $307.2 million through the first quarter of 2022, 0.7% above the value from one year ago.

Valuation Analysis  |  8

National Economy Analysis (cont.)

Consumer Confidence

The Conference Board’s Consumer Confidence Index increased 4.4 points in September, to 108.0. The was the second consecutive monthly increase in the Consumer Confidence Index. The report stated that the Present Situation Index climbed 4.3 points, to 149.6, while the Expectations Index rose 4.5 points, to 80.3. The Present Situation Index measures consumers’ assessment of current business and labor market conditions, while the Expectations Index tracks consumers’ short-term outlook for income, business, and labor market conditions.

Treasury Yield Curve

Treasury yields rose throughout the third quarter of 2022. The 10-year Treasury yield started the third quarter at 2.88% and finished with a yield of 3.8%, while the 20-year Treasury yield started the quarter at 3.4% and finished with a yield of 4.1%.

Economic Forecast

Consensus Economics Inc., the publisher of Consensus Forecasts—USA, reports that the consensus of U.S. fore-casters believe that real GDP will rise at an annual rate of 0.7% in the fourth quarter of 2022 and will increase at a rate of by 0.2% in the first quarter of 2023. Every month, Consensus Economics surveys a panel of 30 prominent U.S. economic and financial forecasters for their predictions on a range of variables, including future growth, inflation, current account and budget balances, and interest rates. The forecasters expect GDP to increase 1.7% in 2022 and 0.5% in 2023;

●	They forecast that consumer spending will increase at a rate of 1.2% in the fourth quarter of 2022 and will rise 0.4% in the first quarter of 2023;

●	The forecasters believe unemployment will average 3.7% in the fourth quarter of 2022 and 3.9% in the first quarter of 2023. They predict that unemployment will average 3.7% in 2022 and 4.2% in 2023;

●	The forecasters believe that the three-month Treasury bill rate will be 3.6% at the end of the fourth quarter of 2022 and will stay at 3.6% at the end of the first quarter of 2023. They predict the 10-year Treasury bond yield will be 3.3% at the end of the fourth quarter of 2022 and will remain at 3.3% at the end of the first quarter of 2023;

●	They also believe consumer prices will rise at a rate of 4.4% in the fourth quarter of 2022 before increasing 3.7% in the first quarter of 2023. They expect consumer prices to increase by 8.0% in 2022 and 3.8% in 2023. They expect producer prices to increase 4.4% in the fourth quarter of 2022 before increasing 2.5% in the first quarter of 2023. The forecasters anticipate producer prices will rise 13.4% in 2022 and 3.1% in 2023;

●	The forecasters believe real disposable personal income will rise 1.3% in the fourth quarter of 2022 and increase by 2.7% in the first quarter of 2023. They believe real disposable personal income will decrease by 5.2% in 2022 but rise by 1.8% in 2023; and

●	The forecasters expect industrial production to increase 0.3% in the fourth quarter of 2022 and fall 1.1% in the first quarter of 2023. They forecast that industrial production will increase 4.1% in 2022 and fall 0.1% in 2023.

Valuation Analysis  |  9

National Economy Impact to the Company

Per the Economic Outlook Update as of the third quarter of 2022 published by Business Valuation Resources, the key economic variables include: real GDP, industrial production, consumer spending, consumer price inflation, business investment, and core personal consumption expenditures (“PCE”). As demonstrated on the graph, most of these variables peaked during 2021. However, only slight declines are noted before these key variables appear to generally stabilize after 2024.

Note: The graph is presented in percentage change from the preceding period. Consumer price inflation is represented by annual averages.

National Economy Impact to the Subject Assets

The U.S. GDP is anticipated to continue growing following the contraction that has occurred during the second quarter of 2022, indicating that the Subject Assets will benefit by an economy expected to improve. However, small businesses are still facing challenges related to supply-chain issues, inflation, and generating revenue. Overall, the economy has improved from pandemic levels, but is now facing economic corrections of elevated government spending, low federal funds rates, and disrupted supply chains, which may pose a threat to the Subject Assets in future years.

Valuation Analysis  |  10

Industry Analysis

Oil Drilling & Gas Extraction

Fluctuating commodity prices and unstable energy markets have caused the Oil Drilling and Gas Extraction industry to endure an extremely high level of revenue volatility over the five years to 2022. Revenue grew at the outset of the period as the world prices of crude oil and natural gas rebounded off of decade lows fueled by booming US production. Domestic production flourished as unconventional and highly efficient drilling techniques such as hydraulic fracturing and horizontal drilling have become upstream mainstays. Following this growth, the economic downturn and supply chain disruptions brought on by COVID-19 caused revenue to stumble. However, a sharp increase in demand following the end of these restrictions led to soaring oil and gas prices and a spike in industry revenue. Revenue is expected to grow an annualized 21.0% to $812.0 billion over the five years to 2022, including a growth of 80.2% in 2022 alone.

Industry exports have been a catalyst for industry growth over the past five years. Since the introduction of the Energy Policy Conservation Act in 1975 in wake of the Arab oil embargo, exports of crude oil and natural gas from the United States have been banned. However, the Consolidated Appropriations Act of 2016 overturned this decision, enabling domestic producers to access to foreign markets with strong energy appetite. This has given US producers a new avenue to offload burgeoning production which has stemmed from greater use of unconventional drilling methods. Since industry profit is largely a function of commodity prices, profit has exhibited significant fluctuations throughout the period.

Industry revenue is projected to decline an annualized 4.6% to $641.8 billion over the five years to 2027 as volatile global demand subsides and prices of industry-specific resources are pressured lower. Although IBISWorld forecasts world commodity prices to fall, energy prices are expected to remain highly volatile. The future of the industry is expected to hinge on improvements in drilling technology and techniques. Improving technology is likely to assist operators in meeting environmental concerns and maximizing well efficiency. As industry operators deplete reserves, it will likely become necessary to improve efficiency and minimize waste. Operators may choose to replenish reserves either through acquisitions or exploration.

Source: IBISWorld Industry Report – Oil Drilling & Gas Extraction in the US., August 2022.

Valuation Analysis  |  11

Industry Analysis

Oil Pricing

Due to the Subject Assets being in Permian Basin in Texas. The Subject Assets are generally oil producers and a market participant would look at the oil price as a key indicator of performance. We analyzed the changes in Western Texas Intermediate oil futures contracts pricing from June 29, 2022 to the Valuation Date depicted below.

WTI Pricing of 5 Month Futures Contracts at EOM

Date	Spot Price	+1 Mo	+2 Mo	+3 Mo	+ 4 Mo	+5 Mo
12/14/2022	77.14	77.31	77.33	77.28	77.20	77.04
11/16/2022	85.62	85.00	84.26	83.52	82.77	82.04
10/19/2022	86.00	84.52	83.42	82.25	81.17	80.20
9/21/2022	83.38	82.94	82.43	81.62	80.68	79.74
8/24/2022	95.52	94.89	94.40	93.65	92.72	91.69
7/27/2022	100.03	97.26	95.29	93.79	92.34	91.02
6/29/2022	111.65	109.78	107.01	104.13	101.56	99.28

Source: S&P Capital IQ

Valuation Analysis  |  12

Industry Analysis

Key External Drivers

Every industry encounters external factors that impact industry performance. In addition to the three most influential national key external drivers of an industry, we have identified key state level indicators that are likely to impact the local industry’s performance. Texas economic indicators include: population, which is up 1.0% year over year (“YOY”); new business formation, which is up 2.3% YOY; and per capita disposable income, which is up 1.7% YOY. U.S. Key External drivers include: world price of oil, which is up 48.1% YOY; world price of natural gas, which is up 185.0% YOY; and world production of oil, which is up 3.3% YOY.

Industry Outlook

The Oil Drilling & Gas Extraction industry in Texas is expected to grow an annualized 5.6% to $210.9 billion over the five years to 2022, while the national industry will likely grow at 21% during the same period. Industry establishments decreased an annualized -0.6% to 28,834 locations. Industry employment has increased an annualized 4.6% to 112,342 workers, while industry wages have increased an annualized 8.6% to $12.4 billion.

Over the five years to 2027, the industry is expected to decline an annualized -9.1% to $131.0 billion, while the national industry is expected to decline -4.6%. Industry establishments are forecast to decline -1.7% to 26,478 locations. Industry employment is expected to decrease an annualized -0.8% to 108,133 workers, while industry wages are forecast to decrease -3% to $10.4 billion.

Industry Impact to the Subject Assets

The Subject Assets are likely to be positively impacted by the anticipated demand for oil and gas downstream products. The Subject Assets will likely see a positive impact from short-term industry outlook. As seen on the last page, the WTI oil price has decreased approximately $35 dollars from June 29, 2022 to the Valuation Date. Limited competition from alternative fuels may dampen demand for traditional energy sources, but are unlikely to have a substantial impact to the Subject Assets in the near term.

Source: IBISWorld Industry Report – Oil Drilling & Gas Extraction in Texas., August 2022.

Valuation Analysis  |  13

Valuation Methodology

The three approaches to value considered herein are the asset approach, the market approach, and the income approach. Within each of these approaches are many acceptable valuation methods available for use. We considered all the relevant valuation approaches and methods and utilized as many as were deemed applicable to the facts and circumstances surrounding the valuation of the Subject Assets.

Asset Approach

The asset approach is a general way of determining a valuation indication of a business, business ownership interest, security or asset using one or more methods based on the discrete cost of reproducing specific assets and netting that value against the outstanding liabilities. The asset approach is based on the assumption that a prudent investor would pay no more for a security or asset than the amount at which it could be replaced or reproduced. In general, only the tangible and certain intangible assets of the business are valued when using this approach. As such, certain value for going concern entities may not be captured when utilizing this approach.

Market Approach

The market approach is a general way of determining a value indication of a business, business ownership interest, security or asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities or assets that have been sold. The market approach is based on the principle of substitution, which reflects the premise that an informed investor would pay no more for a security or asset than he/she could pay for another security or asset of equal utility.

Income Approach

The income approach is a general way of determining a value indication of a business, business ownership interest, security, or asset by using one or more methods that convert estimated future earnings or cash flow of the subject company to a single present value utilizing a discount rate that reflects the time value of money and the degree of risk of the investment. The theory of the income approach is that the present value of an investment is equal to the sum of the values of all the future benefits it is expected to produce for the company.

Selected Methodology

Weaver selected the income approach to value the Hazel Assets since they are producing. Weaver selected the market approach to determine the value of the Orogrande Assets as limited financial data was available to perform an income approach and the reproduction of assets is not applicable given the tangible nature of the assets.

The oil & gas Assets will be evaluated based on adding (a) the estimated value of the reserves to (b) the estimated value for the contiguous undeveloped acreage.

a)	The estimated value of the contiguous acreage for the Orogrande Assets is based upon applying a dollar-per-acre multiple utilizing comparable market acreage transactions.

b)	The estimated value of the proved reserves for the Orogrande Assets is based upon applying a dollar per proved barrels oil of equivalent (“Boe”) multiple based on public companies considered to be market participants of Hudspeth.

c)	The estimated value of the proved reserves for the Hazel Assets is based on a discounted cash flow analysis of the two (2) producing wells.

Valuation Analysis  |  15

Acreage Multiples – Orogrande Assets

Date Annouced	Buyer(s)	Seller(s)	Value ($mm)	Deals Type	County	$/Acre
9/30/2022	Northern Oil and Gas, Inc.	Alpha Energy Partners	$125.00	Asset	Loving	$1,786
8/23/2022	Brigham Minerals Inc.	Avant Natural Resources	$132.50	Mineral Rights	Midland, Martin	$25,256
8/17/2022	Northern Oil and Gas, Inc.	Laredo Petroleum Inc.	$110.00	Property	Howard	$27,879
4/28/2022	HighPeak Energy	Hannathon Petroleum Llc	$368.40	Property	Howard	$9,054
8/16/2021	Moss Creek Resources, LLC , Surge Operating, LLC	Apache Corp	$37.50	Property	Howard	$1,375
6/10/2021	Colgate Energy Partners III LLC	Occidental Petroleum Corp	$500	Property	Reeves, Ward	$4,000
5/20/2021	Percussion Petroleum II, LLC	Oasis Petroleum Inc.	$450	Property	Ward, Loving, Winkler	$6,773
5/10/2021	Laredo Petroleum Inc.	Sabalo Energy, LLC	$715	Corporate	Howard	$6,429
2/1/2021	Surge Operating, LLC	Grenadier Energy Partners II LLC	$420	Property	Howard	$3,331
12/18/2020	Earthstone Energy Inc.	Independence Resources Management	$182	Corporate	Midland, Ector	$237
11/30/2020	Point Energy Partners Petro LLC	Battalion Oil Corp.	$26.30	Property	Ward	$2,581
10/23/2020	Laredo Petroleum Inc.	Undisclosed Seller	Undisclosed	Property	Howard	$1,980
10/20/2020	Pioneer Natural Resources Co.	Parsley Energy Inc.	$7,600	Corporate	Howard and 9 Others	$1,120
9/8/2020	Zarvona Energy LLC	Approach Resources, Inc.	$115.60	Asset	Crockett, Schleicher	$1,023
8/13/2020	Masterson Hazel Partners LP, McCabe Petroleum Corp	Torchlight Energy Resources Inc	$12.40	Acreage	Irion, Sterling, Tom Green	$1,292

Source: ShaleExperts.com M&A Database

25th Percentile						$1,334
Median						$2,581
75th Percentile						$6,601

We reviewed and analyzed selected certain transactions to determine an appropriate comparable acreage multiple as of the Valuation Date obtained from ShaleExperts.com M&A Database. We did not calculate or verify the $ / Acre multiple presented by ShaleExperts.com M&A Database that is adjusted for the value per flowing barrel.

We note that in general, industry standard practice is to calculate the $ / Acre according to the calculation below:

$	=	Total Deal Value − (Value per Flowing Barrel X Current Production)
Acre		Total Net Undeveloped Acres

We analyzed a total of 181 global exploration and production deals from January 1, 2017 through the Valuation Date in the Permian Basin, Midland Basin, and Delaware Basin to get a full population of transactions comparable in the general geographical area of the Subject Assets.

We eliminated transactions for various reasons:

●	Lack of financial or valuation metrics;

●	The mix of production contained more gas or liquids rather than oil as it is expected the Subject Assets would have more oil reserves than gas; and

●	Certain corporate transactions were not considered comparable due to asset makeup, structure, geographical concentration, etc.

Based on refining the dataset, we identified 16 transactions presented above that were considered comparable to the Subject Assets. The $ / Acre multiple indicated is adjusted to represent the value of the undeveloped acreage in a given comparable transaction. The acreage multiples were applied to the estimated 13,619 contingent acres for the Orogrande Assets.

Valuation Analysis  |  17

Adjustments to Acreage Multiples – Orogrande Assets

Risk factors are applied to valuation metrics where the asset being valued does not directly compare to the selected comparable transactions based upon specific factors associated with the asset or with the selected comparable transactions. The risk associated with an oil and gas exploration project becomes less prevalent further along into the successful development of the project. As the Subject Assets represent a large contiguous acreage footprint with little historical data, the relative risk remains high. There is little infrastructure in place so additional infrastructure will need to be developed to support the potential economic viability of the Orogrande Basin Project.

The factors surrounding the Orogrande Assets with the stage of development leave a long time horizon until returns may be realized, which indicates a long-term multi-year development strategy will be required.

The Orogrande Assets have a drilling commitment associated with the leasehold requiring that capital be invested each year with specific work projects being achieved.

Based on the stage of development for the Orogrande Assets, we assigned a risk factor of 70% to the leasehold as of the Valuation Date.

Risk Factor	Points of Consideration	Lease Progress
100%	Concept Only	Initial Leasing
95%	Geologic Confirmation (Field Study)
90%	Seismic Data - Leasing
80%	Evaluation Well - Confirm Seismic Data
75%	Multiple Evaluation Wells - Confirmation of Dataset	Work Program
60%	Economic Well Test
50%	Initial Pod/Pad Testing
25%	Infrastructure Development/Connection	HBP
10%	Sustained Drilling Program
0%	Cash Flow Sustained

Selected Risk Factor		70.0%

In summary, the 70% selected risk factor is due to the following:

●	The early stage of development of the Orogrande Assets;

●	Geographical distance of the selected comparable transactions to the Subject Assets and the lack of analogous producing oil and gas fields in the Orogrande Basin Project compared to the Subject Assets;

●	In 2021, Meta invested approximately $14.2 million for activities including the assembly of a team of professionals to manage the efforts, permitting, data summarization, site preparations, drilling equipment rentals, and pad preparations at four sites to drill four wells by year-end 2021 to ensure continued compliance with the lease requirements; and

●	From January 1, 2022, to the Valuation Date, the Company acquired approximately $2.8 million of Meta’ costs, primarily drilling costs related to the continued operation of the four evaluation wells discussed in the previous bullet and other lease operating costs.

Valuation Analysis  |  18

Production Multiples – Orogrande Assets

						Reserve Data
As of:	12/14/2022						Value Per
				Market Cap	EV	Proved	Proved
Ticker	Company Name	Price	S/O	$MM	$MM	MBoe	Boe
MTDR	Matador Resources Company	57.68	118.16	6,815.56	7,830.13	323,397	$24.21
CPE	Callon Petroleum Company	35.75	61.61	2,202.50	4,571.51	484,621	$9.43
PR	Permian Resources Corporation	9.10	288.50	2,625.35	7,658.16	305,204	$25.09
ESTE	Earthstone Energy, Inc.	13.36	105.42	1,408.37	3,216.33	147,586	$21.79
REI	Ring Energy, Inc.	2.31	174.41	402.89	977.92	77,801	$12.57
VTLE	Vital Energy, Inc.	53.21	16.45	875.55	2,007.19	318,640	$6.30

25th Percentile							$10.22
Peer Median							$17.18
75th Percentile							$23.61

We reviewed and analyzed public companies to determine an appropriate production multiple as of the Valuation Date based on a search of S&P Capital IQ with the following criteria:

●	Public companies which hold assets and have operations in similar geographical locations as the Subject Assets; and

●	Public companies with a market capitalization greater than $250 million but less than $10 billion.

Based upon this criteria, we identified 6 publicly traded companies (“Market Participants”) with production multiples comparable to the Subject Assets.

We utilized the enterprise value per the Boe multiple from the selected Market Participants. We applied the production multiples to the 5,985,000 Boe of net estimated reserves for the Orogrande Assets. No adjustment was made to the multiples obtained from the Market Participants as the Orogrande Assets represent a large section of contiguous acreage which would be attractive to the Market Participants indicating the Market Participant production multiples represent a comparable production multiple to the Orogrande Assets.

Valuation Analysis  |  20

Range of Multiples – Orogrande Assets

The table below represents the range of indicated value for the Orogrande Assets based upon the sum of the parts of this analysis: the acreage and reserves production.

Sum-of-Parts Analysis | Range of Metrics

Multiple Range of Comparable Transactions to OilCo
		Low	Median	High
Total enterprise value divided by
Acreage ($/Net Acre)	=	$1,334	$2,581	$6,601
Risk Factor		70.0%	70.0%	70.0%
Total enterprise value divided by
Acreage ($/Net Acre) w/ 70% Risk Factor	=	$400	$774	$1,980

Multiple Range of Comparable Companies to OilCo
		Low	Median	High
Total enterprise value divided by
Net Proved Reserves ($/BOE)	=	$10.22	$17.18	$23.61

Valuation Analysis  |  22

Income Approach – Hazel Assets

The enterprise Value of the Hazel Project is estimated based on a discounted cash flow analysis of the two producing properties based on the assumptions listed below.

●	Weaver used reserve reports from Russell K. Hall & Associates and PeTech Enterprises, Inc. as of year-end 2021. Considering the variability in the reports provided, Weaver used both to establish a low and high scenario for the net present value of the Hazel Assets. Both reserve reports were adjusted considering the interim period remaining in 2022 and actual production data through September 2022. The adjustments were made to account for approximate volume depletion between the effective date of the reserve reports and the Valuation Date and what is expected for the remaining of 2022;

●	We used the NYMEX futures pricing as of the Valuation Date for 2022 through 2025. Subsequent to 2025, we escalated pricing by an estimated long-term growth of 3.0% based on the estimated long-term growth rate presented in the Livingston Survey;

●	Certain costs, such as lease operating expenses and capital expenditures in 2022, were adjusted for the partial period from the Valuation Date to the year-end;

●	A discount rate of 10.0% was utilized in our analysis of the reserves based on risk-adjusted discount rates for proved developed producing properties in the Survey of Parameters Used in Property Evaluation conducted by the Society of Petroleum Evaluation Engineers;

●	We selected a 21.0% federal income tax rate based on the 2017 Tax Cuts and Jobs Act and no state taxes since the properties are in Texas; and

●	It is our understanding there are certain drilling recoupment costs of $3.7 million, which exceed the net present value of both high and low scenarios. Generally, general and administrative expenses should be included as a cost in the discounted cash flow analysis, but given the drilling recoupment costs exceed any economic value, we elected to not apply general and administrative expenses since it would only decrease the value of Hazel Assets pre-drilling recoupment costs.

Based on the analysis, we believe the fair value of the Hazel Project Assets as of the Valuation Date to be $0.0 million.

Valuation Basis | Hazel Project (in thousands)		NPV (Hazel Producing Wells)
	Low	Median	High
Estimated Value of Hazel Assets Prior to Drilling Recoupment Costs ($MM)	883	1,487	2,090
Less: Drilling Recoupment Costs	(3,779)	(3,779)	(3,779)
Estimated Value of Hazel Assets ($MM)	-	-	-

Valuation Analysis  |  24

Conclusion of Subject Assets

Due to timing differences in the reported reserve data and enterprise value for the guideline public companies as of the Valuation Date, the concluded enterprise value per proved $/BOE shown in the production multiples of this report are less reliable than earlier in the year and might not be as reflective of the current market as of the Valuation Date. To account for this misalignment, Weaver conducted a qualitative assessment of current market conditions and applied an adjustment factor of 40.0% to the total enterprise per proved $/BOE amount for net proved reserved. Based on the analysis, we believe the fair value of the Orogrande Assets is $72.2 million and the Hazel Assets is $0 million.

In conclusion, the fair value of the Subject Assets is $77.4 million, which reflects the median indication of value resulting from the valuation methodology relied upon in this report.

Composite Valuation Analysis | Reserves & Acreage

			Concluded
Acreage ($/Net Acre)		Low	Value	High
Total Contingent Resources Net Acres		13,619	13,619	13,619
Total enterprise value divided by
Acreage ($/Net Acre) w/ 70% Risk Factor	x	$400	$774	$1,980
Contingent Acre Estimated Value		$5.4	$10.5	$27.0

+ Net Proved Reserves ($/BOE)	x
Net Estimated Reserves (mboe)		5,985	5,985	5,985
Total enterprise value divided by
Net Proved Reserves ($/BOE)		$10.22	$17.18	$23.61
Adjustment Factor		35%	35%	35%
Total enterprise value divided by
Net Proved Reserves ($/BOE) - Adjusted		$6.64	$11.17	$15.34
Proved Reserve Estimated Value ($MM)		$39.7	$66.8	$91.8

Composite Value (Reserves + Acreage)
Estimated Value - Orogrande Assets ($MM)		$45.2	$77.4	$118.8
Add: Estimated Value - Hazel Assets ($MM)		$0.0	$0.0	$0.0
Estimated Value - Subject Assets ($MM)		$45.2	$77.4	$118.8

Valuation Dates		Orogrande Basin Project
		Low	Median	High
December 14, 2022		45.2	77.4	118.8
November 15, 2022		46.9	80.8	122.6
June 30, 2022		53.0	71.7	108.7
December 31, 2021		53.6	72.0	101.4
June 30, 2021		56.2	71.1	93.5

Valuation Analysis  |  26

Conclusion of Equity Value

As the value of the Company is primarily derived from the value of the Subject Assets, we determined the adjusted net asset value (“NAV”) method was the best methodology to capture the overall value of the Company. It was assumed that the book value of all assets and liabilities were representative of fair value except for the Subject Assets, which were adjusted to fair value per the previous slide. The NAV was calculated by summing the assets against the liabilities. The concluded NAV was considered representative of the fair value of the Company and utilized in deriving the value of the Subject Interest.

In conclusion, the fair value of the Subject Interest as of the Valuation Date is $52.4 million.

Next Bridge Hydrocarbons, Inc.	Book Value	Adjustment	Fair Value
Cash & Cash Equivalents	319,987	-	319,987
Accounts Receivable	188,500	-	188,500
Prepaid Expenses	154,075	-	154,075
Total Current Assets	662,562	-	662,562
Total Oil and Gas Assets	61,645,583	15,754,417	77,400,000
Deposit RRC Bond	25,000	-	25,000
Deferred Expenses	94,364	-	94,364
Total Other Assets	119,364	-	119,364

Total Assets	62,427,509	15,754,417	78,181,926
Accounts Payable	4,304,464	-	4,304,464
Accrued Expenses	1,498,217	-	1,498,217
Unearned Revenue	20,000,000	-	20,000,000
Total Current Liabilities	25,802,681	-	25,802,681
Total Equity	36,624,828	15,754,417	52,379,245

Total Liabilities and Equity	62,427,509	15,754,417	78,181,926

Derivation of Equity Value
Total Net Asset Value			52,379,245
Subject Interest			100.0%
Fair Value of the Subject Interest (Rounded)			52,379,000

Valuation Analysis  |  27

Abbreviations and Acronyms

Abbreviation / Acronym	Explanation
ASC 820	Accounting Standards Codification 820, Fair Value Measurements and Disclosures
BEV	Business Enterprise Value
Boe	Barrels oil equivalent
Company	Next Bridge Hydrocarbons, Inc.
Est.	Estimated
EUR	Estimated Ultimate Recovery
FERC	Federal Energy Regulatory Commission
FYE	Fiscal Year Ended
GDP	Gross Domestic Product
Hudspeth	Hudspeth Oil Corporation
LEI	Leading Economic Index
Market Participants	Publicly traded companies considered comparable to the Company
Management	The management team of Next Bridge Hydrocarbons, Inc.
Meta	Meta Materials, Inc.
MVIC	Market Value of Invested Capital
PCE	Personal Consumption Expenditures
PMI	Manufacturing Index
Services	Valuation Related Services
SIC	Standard Industrial Classification
Subject Assets	Certain oil and gas assets held by Next Bridge Hydrocarbons, Inc.
Survey	The Livingston Survey June 2022
Torchlight	Torchlight Energy Resources, Inc.
Valuation Date	December 14, 2022
Weaver	Weaver and Tidwell, L.L.P.
WTI	West Texas Intermediate

Valuation Analysis  |  29

Information Considered

Weaver valued the Subject Assets in accordance with generally accepted valuation standards. Additionally, we accepted information obtained from the Company as fairly reflecting the operating and financial characteristics of the Company and made limited investigations as to the accuracy and completeness of the information provided. The documents considered include, but are not limited to the documents below.

●	Meta’s’10-K for the fiscal year ended December 31, 2021;

●	PPE Q3 2022 Roll forward;

●	Orogrande Material Contracts List;

●	Oil and Gas Lease #115123 effective April 10, 2013;

●	Assignment of Oil and Gas Leases from Arabella to McCabe effective March 4, 2014;

●	Assignment of Oil and Gas Leases from McCabe to Hudspeth effective June 4, 2014;

●	Participation Agreement between McCabe and Hudspeth effective June 4, 2014;

●	Purchase Agreement between McCabe and Hudspeth effective August 2014;

●	Amendment to Participation Agreement between McCabe and Hudspeth effective June 4, 2014;

●	Purchase and Sale Agreement between Hudspeth and Torchlight effective April 1, 2015;

●	Partial Assignment of Oil & Gas Leases between Hudspeth and Pandora effective June 1, 2015;

●	Letter of Intent between McCabe, Hudspeth, and Torchlight dated July 22, 2014;

●	Meta’s’ Valuation Studies Prepared by Roth as of June 30, 2021 and December 31, 2021;

●	Reserve report from Russell K. Hall & Associates effective January 1, 2022; and

●	Reserve report from PeTech Enterprises, Inc. effective December 31, 2021.

We also considered other reviews, analyses, inquiries, and considered other economic, industry, market, financial, and other information and data reasonably deemed appropriate by Weaver. Additionally, we relied on information provided by the following third party sources, which were not independently verified.

●	S&P Capital IQ;

●	Business Valuation Resources: Business Reference Guide;

●	Business Valuation Resources: Economic Outlook;

●	IBISWorld Industry Reports; and

●	ShaleExperts.com M&A Database.

Weaver has not audited, reviewed, or compiled the financial information provided to us and, accordingly, we express no audit opinion or any other form of assurance on this information. 30

Valuation Analysis  |  30

Assumptions and Limiting Conditions

Distribution and Use of Work Product Limited

The Services and the information, records, data, advice or recommendations contained in any reports, analyses, materials, presentations or other communications, written or otherwise, in draft or final form, provided by Weaver (collectively the “Report(s)”), are intended solely for the information of the person or persons to whom they are addressed and solely for the purposes stated. The Reports should not be relied upon for any other purpose, and no party other than the Client may rely on them for any purpose whatsoever.

Conclusion of Value

The conclusion of value arrived at herein is valid only for the stated purpose of this Report as of the Valuation Date.

The Client shall not disclose, orally or in writing, any Reports or portion, abstract or summary thereof, or make reference to Weaver in any registration statement, prospectus, offering memorandum, sales brochure, other appraisal, loan or other agreement or document for general circulation or publication nor given to any third parties without obtaining the prior written consent of Weaver. To the extent the Client is allowed to disclose any written Report as set forth herein, it shall disclose such Report only in the original, complete and unaltered form provided by Weaver, with all restrictive legends and other agreements intact.

As required by U.S. Treasury rules, you should be aware that, unless expressly stated otherwise, any U.S. federal tax advice contained in this report, including attachments, is not intended or written to be used, and cannot be used, by any recipient for the purpose of avoiding any penalties that may be imposed on the recipient by the Internal Revenue Service under the United States federal tax laws.

Changes to the Report

No changes of any item in the Report shall be made by anyone other than Weaver, and we shall have no responsibility for any such unauthorized changes.

In addition, we have no responsibility to update this Report for events or circumstances occurring after the date of this Report.

Report and Underlying Analysis is Not a Fairness Opinion

The Report provides an expression of our determination of the fair market value as defined by Section 25.2512-1 of the Estate and Gift Tax Regulations and Revenue Ruling 59-60, 1959-1 C.B. 237 as “the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.” The Report should not be construed in any way as providing our opinion of the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation.

Underlying Assumptions for Subject Interest

Unless stated otherwise, our Report and analysis (i) assumes that, as of the Valuation Date, the Company and its assets will continue to operate as configured as a going concern, (ii) is based on the past, present and future projected financial condition of the Company and its assets as of the Valuation date, and (iii) assumes the Company has no undisclosed real or contingent assets or liabilities, other than in the ordinary course of business, that would have a material effect on our Report or analysis.

Management Assumed to be Competent

During the period of expected ownership, our Report and corresponding analysis assumes management will exhibit competent behavior. We did not undertake any analysis to assess the effectiveness of the Company’s management, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

No Opinion is Rendered as to Legal Fee or Property Title

No opinion is rendered as to legal fee or property title. No opinion is intended in matters that require legal, engineering or other professional advice that31 has been or will be obtained from professional sources.

Valuation Analysis  |  31

Assumptions and Limiting Conditions (cont.)

Not Obligated to Provide Services After Completion

There is no obligation to furnish services after completion of the original assignment. If additional services are required subsequent to the completion of our Report, such as updates, conferences, testimony, preparation for testimony, document production, interrogatory response preparation, or reprint and copy services whether by request of the Client or by subpoena or other legal process initiated by any party other than the Client, the Client agrees to compensate Weaver for its time at its current standard hourly rates plus all expenses incurred in the performance of the additional services required. It is within Weaver’s right to make any necessary adjustments to the analysis, opinion and conclusion set forth in the Report by consideration of additional or more reliable data that may become available.

Liens and Encumbrances

We will give no consideration to liens or encumbrances except as specifically stated. We will assume that all required licenses and permits are in full force and effect, and we make no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our Report as legal evidence in any particular court or jurisdiction.

Information Provided by Others

Information, estimates and opinions contained in the Reports are obtained from sources considered to be reliable; no responsibility, whether legal or otherwise, is assumed for its accuracy and cannot be guaranteed as being certain. All financial data, operating histories and other data relating to income and expenses attributed to the business have been provided by management or its representatives and have not been independently verified except as specifically stated in the Report. Weaver has not audited, reviewed or compiled the financial information provided to us and, accordingly, we express no audit opinion or any other form of assurance on this information.

Information Obtained from Outside Sources

Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

Environmental Matters

Weaver has not determined independently whether the Company is subject to any present or future liability relating to environmental matters, including, but not limited to CERCLA/Superfund liability.

Weaver is not an environmental consultant, and it takes no responsibility for any actual or potential environmental liabilities. Any person entitled to rely on this Report, intending to determine whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment. Weaver does not conduct or provide environmental assessments and has not performed one as it relates to the valuation of the Company.

Prospective Financial Information

The Report may contain prospective financial information, estimates or opinions that represent reasonable expectations at a particular point in time, but such information, estimates or opinions are not offered as forecasts, prospective financial statements or opinions, predictions or as assurances that a particular level of income or profit will be achieved, that events will occur or that a particular price will be offered or accepted. The success or failure in achieving the prospective financial analysis described in our Reports depends on a variety of factors, some of which are beyond the Company and its management’s control, such as competition and an economic slow-down. We do not provide any assurance of the forecasted results provided by the Company. Differences between prospective and actual financials results are often material.

Any use of management’s projections or forecasts in our analysis will not constitute an examination, review or compilation of prospective financial statements in accordance with standards established by the AICPA. We did not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines.

Valuation Analysis  |  32

Valuators’ Certification

We certify that, to the best of our knowledge and belief:

1.	The statements of fact contained in this analysis are true and correct, subject to the assumptions and conditions stated.

2.	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, impartial, unbiased, and professional analyses, opinions, and conclusions.

3.	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

4.	Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the Client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

5.	Our analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the American Institute of Certified Public Accountants’ Statement on Standards for Valuation Services No.1 and the National Association of Certified Valuation Analyst Professional Standards.

6.	This analysis was prepared under the direction of Jennifer Krieger, CVA, Director, Scott Trampe, CPA, Senior Manager. Curt Germany, Jr., CVA is the reviewing partner on the engagement. None of the professionals who worked on this engagement nor the partners of Weaver and Tidwell, LLP have any present or contemplated future interest in Next Bridge Hydrocarbons, Inc., any personal interest with respect to the parties involved, or any other interest that might prevent us from performing an unbiased valuation. No one provided significant professional assistance to Jennifer Krieger, CVA, Scott Trampe, CPA and Curt Germany, CVA, except Nic Spencer.

Curt Germany, Jr., CVA – Partner	Scott Trampe, CPA – Senior Manager

Jennifer Krieger, CVA – Director

Valuation Analysis  |  33

Jennifer Krieger, Director

For almost a decade, Jennifer Krieger has provided financial reporting, analysis and valuation for clients in a wide range of industries. She is a Certified Valuation Analyst (CVA) with experience valuing businesses for employee stock ownership plans (ESOPs), financial reporting compliance, tax compliance, mergers and acquisitions including fairness opinions, entity dissolution and litigation. Jennifer earned both master’s and bachelor’s degrees in finance from the University of St. Thomas, Houston, Texas. She is proud to be the Co-Chair of the Texas Center for Employee Ownership and a member of the National Association of Certified Valuators and Analysts, the National Employee Ownership Center, the ESOP Association.

Professional Background

●	Experience performing valuations of business entities for Employee Stock Ownership Plans (ESOP), financial reporting compliance, tax compliance, mergers and acquisitions including fairness opinions, dissolution purposes and other litigation matters

●	Concentration on ESOP valuation analyses for trustees and sell-side consulting along with assurance opinions for both annual ESOP stock valuations and ESOP fairness opinions

●	Experience serving a variety of industries including food and beverage, industrials, renewable energy, oil and gas, cannabis, healthcare, manufacturing, distribution and retail

●	Served in BDO Consulting’s Valuation & Business Analytics practice and UHY Advisors FLVS’s Business Valuation group

●	Over two years of financial analysis and reporting experience in the restaurant hospitality industry with a focus on weekly reporting, marketing analysis, and ad hoc analysis including projects related to the acquisition of a national restaurant chain and initial public offering

Professional Involvement and Recognition

●	Co-Chair of the Texas Center of Employee Ownership

●	Secretary of the Houston Chapter of the National Association of Certified Valuators and Analysts (NACVA)

●	Co-Chair of Weaver’s 2021 Inspire Summit Committee for Diversity, Inclusion and Equity

●	Recipient of Weaver’s 2019 Core Value Award

●	Member of Weaver’s 2019 Inspire Summit Committee for Diversity, Inclusion and Equity

●	Member, National Employee Ownership Center

●	Member, ESOP Association

●	Member, Association for Corporate Growth

Representative Presentations and Publications

●	June 2020: “ESOP 101” - Weaver Webinar

●	November 2016: “Adventures in Valuation” – University of St. Thomas’s Cameron School of Business Symposium

Education and Certification

● Certified Valuation Analyst

● Master of Business Administration, finance, University of St. Thomas

● Bachelor of Business Administration, finance, University of St. Thomas

Valuation Analysis  |  34

Scott Trampe, Senior Manager

Scott Trampe has more than ten years of experience providing business valuation services at Weaver, including financial advisory experience ranging from general business valuations, oil and gas valuations, complex capital structure analysis, purchase price allocations, and goodwill impairments. Scott’s area of focus is fair market value for gift and estate tax purposes, but he does have experience on fair value engagements as well as audit review work. Scott has limited experience in healthcare valuations, acquisition due diligence, and forensics work. Scott has a Bachelor of Arts in economics with a minor in civil engineering from the University of Texas at Austin and a Masters of Accounting from the University of Texas at Dallas.

Professional Background

●	Experience performing valuations of business entities for financial reporting compliance, tax compliance, mergers and acquisitions, marital dissolution purposes, and other litigation matters.

●	Focus on fair market value, performing analysis and reviews of gift and estate tax purposes

●	Experience in fair value, performing analysis and reviews related to goodwill impairment, long-lived asset impairment, purchase price allocations, options, and other derivatives analysis, complex capital structure analysis, and investments held by private equity funds

●	Industry focus in oil and gas, construction, manufacturing, and holding companies for gift and estate tax purposes

●	Industry experience in a variety of industries, including oil and gas, manufacturing, construction, retail, entertainment, technology, healthcare, agriculture, financial services, professional services, real estate, and investment trusts

●	Performed valuation work on engagements ranging from $100 thousand to over $100 million in yearly revenues

Professional Involvement and Recognition

●	Member, TXCPA

●	Member, AICPA

●	Member, NACVA

●	Member and on Board of Governors, Estate Planning Council of North Texas

●	Member, Dallas Estate Planning Council

Education and Certification

●	Certified Public Accountant, Texas

●	Masters of Accounting, University of Texas at Dallas

●	Bachelor of Arts in Economics, with a minor in Civil Engineering, The University of Texas at Austin

Valuation Analysis  |  35

Curt Germany, Partner-in-Charge

Curt was a managing director and member of the management committee at HSSK until its merger with Weaver in June 2019, and now leads Weaver’s Valuation Services practice. He is a Certified Valuation Analyst (CVA) with more than two decades of experience in valuation, mergers and acquisitions, corporate finance advisory and private equity investments.

After graduate school, Curt began a career in corporate finance spanning mergers and acquisitions, investment banking, corporate buy-side investing and direct investment in a privately-held company. Since 2008, he has focused exclusively on valuation engagements for tax and financial reporting, health care compliance, merger and acquisition transactions, fairness and solvency opinions, bankruptcies/reorganizations, estate and gift tax matters and dispute resolution. His work spans hundreds of projects across a broad range of industries.

Curt is recognized as a CVA by the National Association of Certified Valuation Analysts. He earned a Bachelor of Business Administration degree in finance from The University of Texas at Austin and a Master of Business Administration degree from Southern Methodist University.

Professional Background

●	More than two decades of experience in valuation, mergers and acquisitions, corporate finance advisory

●	More than 10 years leading valuation engagements for tax and financial reporting, health care compliance, mergers and acquisitions, transactions, fairness and solvency opinions, bankruptcies/reorganizations, estate and gift tax matters and dispute resolution

●	Experience in investment banking for nationally recognized middle-market M&A firm and buy-side merger and acquisition for Dallas-based family office

●	Served as a board member and investor in a privately held value-added distributor of consumer products

●	Began his career in corporate finance as an investment banker, buy-side investor, and as a direct investor in a privately-held company

●	Focused on tax and financial reporting valuation projects, fairness and solvency opinions and portfolio valuation

●	Projects span across a broad range of industries

Professional Involvement and Recognition

●	Member, National Association of Certified Valuation Analysts

Education and Certifications

●	Certified Valuation Analysts (CVA)

●	Master of Business Administration, Southern Methodist University

●	Bachelor of Business Administration, finance, The University of Texas at Austin

Valuation Analysis  |  36